Exhibit 2.1
EXECUTION VERSION
MERGER AGREEMENT
by and among
VENTAS, INC.,
VENTAS SL I, LLC,
VENTAS SL II, LLC,
VENTAS SL III, LLC,
ATRIA HOLDINGS LLC,
LAZARD SENIOR HOUSING PARTNERS LP,
LSHP COINVESTMENT PARTNERSHIP I LP,
ATRIA SENIOR LIVING GROUP, INC.,
ONE LANTERN SENIOR LIVING INC,
and
LSHP COINVESTMENT I INC
Dated as of October 21, 2010

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TABLE OF CONTENTS
(continued)

EXHIBITS

Exhibit A	Stockholders’ Pre-Closing Steps Outline
Exhibit A-1	Acquiror’s Pre-Closing Steps Outline
Exhibit B	Atria Certificate of Merger
Exhibit C	OLSL Certificate of Merger
Exhibit D	Coinvestment Certificate of Merger
Exhibit E	Net Debt Statement
Exhibit F	[Reserved]
Exhibit G	Form of FIRPTA Certificate
Exhibit H	Form of Lockup Agreement
Exhibit I	Form of Master Agreement
Exhibit J	Form of Facility Management Agreement
Exhibit K	Form of Escrow Agreement
Exhibit L	Form of Letter Agreement
Exhibit M	Indemnity Letter Agreement
Exhibit N	Form of Registration Rights Agreement
Exhibit O	Form of Director Appointment Letter
Exhibit P	Description of Approved Capital Transactions
Exhibit Q	Form of Ownership Waiver

Stockholders’ Disclosure Schedule

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MERGER AGREEMENT
This Merger Agreement (this “Agreement”), dated as of October 21, 2010, is made by and among Ventas, Inc., a Delaware corporation (“Acquiror”), Ventas SL I, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub A”), Ventas SL II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub O”), Ventas SL III, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Acquiror (“Merger Sub C”), Atria Holdings LLC, a Delaware limited liability company (“Atria Holdings”), Lazard Senior Housing Partners LP, a Delaware limited partnership (“Senior Housing LP”), and LSHP Coinvestment Partnership I LP, a Delaware limited partnership (“Coinvestment LP”), Atria Senior Living Group, Inc., a Delaware corporation (“Atria Inc.”), One Lantern Senior Living Inc, a Delaware corporation (“OLSL Inc”), and LSHP Coinvestment I Inc, a Delaware corporation (“Coinvestment Inc”). Capitalized terms used herein shall have the meanings set forth in Section 8(r).
Recitals
A. As of the date of this Agreement, Atria Holdings owns all of the outstanding capital stock of Atria Inc., Senior Housing LP owns all of the outstanding capital stock of OLSL Inc and Coinvestment LP owns all of the outstanding capital stock of Coinvestment Inc (each of Atria Holdings, Senior Housing LP and Coinvestment LP, a “Stockholder” and, collectively, the “Stockholders”);
B. The board of directors of Acquiror, the respective board of directors and sole member of each Merger Sub and the respective boards of directors of each of the Companies have approved the applicable Merger(s) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;
C. Immediately following the execution of this Agreement, the Stockholders shall execute, adopt and deliver to the Companies written consents adopting this Agreement and approving the Mergers and the other transactions set forth herein;
D. Pursuant to the series of transactions contemplated in the Pre-Closing Steps Outlines between the date of this Agreement and the Closing, the Companies will (i) contribute the Company Subsidiaries which are not Designated Subsidiaries (the “Management Subsidiaries”) to a newly-formed Delaware corporation (“Management Holdco”), whose entire outstanding capital stock will be owned by the Stockholders and their assignees immediately prior to Closing, and (ii) separate the operating assets and activities from the real property assets of the Companies and the Designated Subsidiaries;

E. Immediately prior to the Mergers, Merger Sub A and Atria Inc. shall execute a Certificate of Merger substantially in the form attached hereto as Exhibit B (the “Atria Certificate of Merger”), Merger Sub O and OLSL Inc shall execute a Certificate of Merger substantially in the form attached hereto as Exhibit C (the “OLSL Certificate of Merger”) and Merger Sub C and Coinvestment Inc shall execute a Certificate of Merger substantially in the form attached hereto as Exhibit D (the “Coinvestment Certificate of Merger”) and, in each case, the parties thereto will file such certificate in accordance with Delaware Law to effectuate the Merger contemplated thereby;
F. For U.S. federal income tax purposes, each of the Parties intends that each Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
Agreement
The Parties hereby agree as follows:
1. The Mergers.
(a) The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time, (i) Atria Inc. shall be merged with and into Merger Sub A (the “Atria Merger”), with Merger Sub A as the surviving entity and a direct, wholly-owned Subsidiary of Acquiror, (ii) OLSL Inc shall be merged with and into Merger Sub O (the “OLSL Merger”), with Merger Sub O as the surviving entity and a direct, wholly-owned Subsidiary of Acquiror, and (iii) Coinvestment Inc shall be merged with and into Merger Sub C (the “Coinvestment Merger”), with Merger Sub C as the surviving entity and a direct, wholly-owned Subsidiary of Acquiror.
(b) Closing.
(i) Subject to Section 1(b)(ii), the closing of the Mergers (the “Closing”) will be held at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 10:00 a.m. (EST) on January 14, 2011, unless one or more of the conditions set forth in Section 3 (other than those conditions that by their nature can only be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) have not been satisfied or waived by such date, in which case the Closing will be on the third (3rd) Business Day following the date on which all of the conditions set forth in Section 3 (other than those conditions that by their nature can only be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) have been satisfied or waived, or at such other location, time or date as may be agreed upon in writing by the Parties (the date on which the Closing occurs, the “Closing Date”). Unless otherwise agreed by the Parties, the Parties shall conduct a “pre-closing” on the Business Day preceding the Closing Date at the same time and location as the Closing will be held. At the Closing, each Party will deliver the documents required to be delivered by it pursuant to Section 3.

(ii) If Acquiror has directed or intends to direct any of the Companies or Designated Subsidiaries to give notice of prepayment or defeasance of any of the Listed Loans and the earliest permitted prepayment or defeasance date for any of such loans falls after the then-scheduled Closing Date, then on a one-time basis, Acquiror may, by written notice to the Stockholders at least three (3) Business Days prior to the then scheduled Closing Date, defer the Closing Date by up to (but not more than) twenty-five (25) Business Days (such deferred Closing, a “Delayed Closing”) as necessary to enable the Closing Date to coincide with the prepayment or defeasance date for such Listed Loans. In the event that Acquiror causes a Delayed Closing as contemplated by this Section 1(b)(ii), all references in this Agreement to the Closing (except the references in the preceding sentence) shall be deemed references to the Delayed Closing and the Closing Date shall be deemed to occur on the date on which the Delayed Closing occurs.
(c) Effective Time. On the Closing Date, the Merger Subs and the Companies shall, and Acquiror shall cause the Merger Subs and the Stockholders shall cause the Companies to file the Certificates of Merger in accordance with Delaware Law, and to make any other filings and recordings required under Delaware Law. The Mergers shall become effective (the “Effective Time”) on the Closing Date at such time as the Certificates of Merger have been accepted for record in accordance with Delaware Law (or at such later date and time as may be specified in the Certificates of Merger). Each Merger shall have the effects specified in this Agreement, the applicable Certificate of Merger and Delaware Law. Without limiting the generality of the foregoing and subject to the terms of this Agreement and the transactions contemplated by the Pre-Closing Steps Outlines, at the Effective Time, all of the respective properties, rights, privileges, powers and franchises of the Constituent Entities shall vest in the applicable Surviving Entity, and all debts, liabilities and duties of the Constituent Entities shall become the debts, liabilities and duties of the applicable Surviving Entity.
(d) Constituent Documents. The limited liability company agreement and other constituent documents of each Merger Sub in effect at the Effective Time shall be the constituent documents of the applicable Surviving Entity.
(e) Officers and Directors.
(i) The officers of each Merger Sub at the Effective Time shall become the initial officers of the applicable Surviving Entity as of the Effective Time, to hold office in accordance with the constituent documents of the Surviving Entity until their successors are duly appointed and qualified or until their earlier death, resignation or removal.
(ii) The directors of each Merger Sub at the Effective Time shall become the directors of the applicable Surviving Entity as of the Effective Time, to hold office in accordance with the constituent documents of the Surviving Entity until their successors are duly elected and qualified or until their earlier death, resignation or removal.

2. Merger Consideration; Conversion of Shares.
(a) Effect of Merger on Equity. At the Effective Time by virtue of the Mergers and without any action on the part of the Constituent Entities or holders of any limited liability company interests or shares of beneficial interest of the Constituent Entities:
(i) The membership interests of the Merger Subs issued and outstanding immediately prior to the Effective Time shall remain issued, outstanding and unchanged as validly issued membership interests of the Surviving Entities after the Effective Time.
(ii) The shares of common stock of the Companies (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, collectively and subject to adjustment pursuant to Section 2(c), (A) 24,958,543 shares of common stock, $0.25 par value per share, of Acquiror (“Acquiror Common Stock”) and (B) an amount in cash equal to $150,000,000 (the “Cash Consideration”) (the consideration in clauses (A) and (B), as adjusted, as applicable, pursuant to this Agreement, the “Merger Consideration”). Acquiror shall deliver, or cause to be delivered, to the Stockholders all of the Merger Consideration on the Closing Date, immediately following the Effective Time; provided, that pursuant to Section 6, a number of such shares of Acquiror Common Stock equal to the quotient of (i) $200,000,000 divided by (ii) the Value Per Share, rounded to the nearest whole number, shall be delivered to the Escrow Agent to be held pursuant to the Escrow Agreement. Acquiror will deliver the components of the Merger Consideration to the Stockholders pursuant to an allocation, and instructions, to be designated by Stockholders and delivered to Acquiror in writing prior to the Closing; provided that such allocation and such instructions shall be consistent with the qualification of each Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
(b) Termination of Company Common Stock. As of the Effective Time all Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(c) Adjustments to Prevent Dilution; Dividends.
(i) If prior to Closing, as a result of any reclassification or stock split which is made on a pro rata basis to all holders of Acquiror Common Stock (“Acquiror Common Stockholders”) there is, or a record date occurs for, a change in the number of shares of Acquiror Common Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Acquiror Common Stock, then the number of shares of Acquiror Common Stock that the Stockholders are to receive pursuant to Section 2(a) shall be correspondingly adjusted to provide the Stockholders the same economic effect contemplated by this Agreement prior to such event(s).
(ii) If prior to Closing, Acquiror pays, or a record date occurs for the payment of, a dividend in cash or in kind on a pro rata basis to all Acquiror Common Stockholders (other than Acquiror’s regular quarterly dividends, paid at the annual rate reflected in Acquiror’s most recent market guidance, as the same may be increased or reduced by Acquiror from time to time, which dividends are expressly excluded from this adjustment provision), then at Closing Acquiror will pay to the Stockholders an amount equal to the aggregate amount that the Stockholders would have received in respect of all such dividends if the Stockholders had been Acquiror Common Stockholders on the record date for each such dividend (to be paid in cash or in the same form as the dividend that was paid to the actual Acquiror Common Stockholders) based on the number of shares of Acquiror Common Stock that the Stockholders are to receive pursuant to Section 2(a). If Acquiror decides to pay the Stockholders in cash for a dividend in kind pursuant to the above sentences in this paragraph and there is a disagreement concerning the valuation of the in-kind dividend, the Parties will meet promptly to review the basis of the disagreement and will endeavor, in good faith, to resolve the disagreement. If the Parties, nevertheless, are unable to resolve the disagreement promptly, either of Acquiror or the Stockholders will be entitled to submit the matter for binding arbitration in accordance with the provisions of Section 8(p) below.
(d) Merger Consideration Adjustment at Closing. As of the date of this Agreement, the Stockholders have delivered to Acquiror a schedule of projected Net Debt amounts (the “Net Debt Statement”) attached hereto as Exhibit E. The Net Debt Statement sets forth projections for Net Debt of the Companies and the Designated Subsidiaries on a pro forma basis (presented as if they were one consolidated entity) for each month during the time period beginning on October 1, 2010 and ending on December 31, 2011. At least two (2) Business Days prior to the Closing Date, the Stockholders will prepare and deliver to Acquiror a statement in a form consistent with the example set forth in Exhibit E (the “Estimated Closing Net Debt Statement”) setting forth the Stockholders’ good faith estimate of the Net Debt as of the close of business on the last day of the calendar month preceding the month in which the Closing occurs (the “Estimated Net Debt”) for the Companies and the Designated Subsidiaries (presented as if they were one consolidated entity). Without limiting any other rights and remedies that may be applicable, in the event of a breach of any covenant set forth in clause (y) in Section 5(a)(i) that would otherwise reduce the Net Debt as of such day, the Estimated Net Debt shall be calculated as though such breach had not occurred. If the Estimated Net Debt amount exceeds, or falls short, of the corresponding Net Debt amount on the Net Debt Statement, the Merger Consideration will be increased or decreased, as applicable, by the incremental amount of that excess or shortfall. Any increase in the Merger Consideration pursuant to the previous sentence of this Section 2(d) will be paid by Acquiror to the Stockholders in cash and allocated among the Stockholders in accordance with the allocation method set forth in Section 2(a)(ii). Any decrease in the Merger Consideration as described in the third to last sentence of this Section 2(d) shall decrease the number of shares of Acquiror Common Stock to which the Stockholders are entitled at Closing, and the number of such shares to be decreased shall be equal to the amount of such decrease in the Merger Consideration divided by the Value Per Share, rounded to the nearest whole number of shares.

(e) Post-Closing Merger Consideration Adjustment.
(i) Within sixty (60) days after the Closing Date, the Stockholders shall prepare and deliver to Acquiror an update of the Estimated Closing Net Debt Statement (the “Post-Closing Net Debt Statement”) setting forth the Net Debt of the Companies and the Designated Subsidiaries (presented as if they were one consolidated entity as of immediately following Closing) as of 11:59 p.m (EST) on the Business Day immediately prior to the Closing Date (Net Debt, as it may be adjusted pursuant to this Section 2(e), the “Final Closing Net Debt”). Without limiting any other rights and remedies that may be applicable, in the event of a breach of any covenant set forth in clause (y) of Section 5(a)(i) that would otherwise reduce the Final Closing Net Debt as of such day, the Final Closing Net Debt shall be calculated as though such breach had not occurred. Acquiror agrees to provide the Stockholders and their representatives with reasonable access to the properties and books and records of each of Surviving Entities and the Designated Subsidiaries and the personnel responsible therefor or otherwise involved in the preparation thereof and otherwise to cooperate with the Stockholders and their representatives as they may reasonably request in connection with the preparation of the Post-Closing Net Debt Statement.
(ii) The Post-Closing Net Debt Statement will become final and binding upon the Parties at 5:00 p.m. (EST) on the thirtieth (30th) day following the Stockholders’ delivery thereof unless Acquiror gives the Stockholders written notice of a good faith disagreement with any amount or computation thereof (the “Notice of Disagreement”) prior to such date and time. The Notice of Disagreement shall set forth Acquiror’s good faith determination of the Final Closing Net Debt and specify, in reasonable detail, the nature of any disagreement with the Stockholders’ determination. If a Notice of Disagreement is received by the Stockholders in a timely manner, the Post-Closing Net Debt Statement (as adjusted, as applicable, pursuant to this Section 2(e) to reflect final resolution of differences, if any, between the Parties) will become final and binding upon the Parties as of the earlier of (x) the date on which the Parties resolve in writing all differences they have with respect to the matters specified in the Notice of Disagreement and (y) the date on which all such differences are resolved by a determination of the Accountants as described in clause (iii) below.

(iii) During the thirty (30) day period following the receipt of the Notice of Disagreement, the Stockholders and Acquiror shall seek in good faith to resolve the matter(s) specified in the Notice of Disagreement. If, by the expiry of that thirty-day period, the Stockholders and Acquiror have not reached an agreement on all such matters then, within ten (10) Business Days from the end of the thirty-day period, the Parties shall submit all matters that remain in dispute (the “Dispute”) to the Accountants for sole and final review and resolution as the Accountants determine to be appropriate. With respect to each disputed item or amount, the Accountants shall adopt a position that is equal to Acquiror’s proposed position, equal to the Stockholders proposed position, or between the positions proposed by Acquiror and the Stockholders. The Accountants shall establish the process of reviewing any Dispute, but shall be directed by the Parties to provide their final determination with respect to any Dispute as soon as practicable and in any event within thirty (30) days following the date on which the Dispute is first submitted to the Accountants pursuant to this Section 2(e) for their consideration. Each Party agrees to promptly make available to each other and to the Accountants all documents, books, records and personnel under that Party’s control as the Accountants shall determine in their judgment to be necessary or relevant to their review of the Dispute and otherwise to cooperate with the other parties and the Accountants to facilitate a prompt resolution of the Dispute; provided that nothing contained in this Section 2(e) shall require a Party to disclose any attorney-client privileged information to the extent that the disclosure thereof may result in the loss of attorney-client privilege by such Party.
(iv) If Final Closing Net Debt is different from the projected Net Debt amount as of the Closing Date (determined based on the Net Debt Statement in accordance with Exhibit E), then the Merger Consideration will be adjusted following the Closing (the Merger Consideration following such adjustment, the “Final Merger Consideration”) and Acquiror or the Stockholders, as applicable, will pay to the other the aggregate amount of the excess or shortfall (after giving full credit for any adjustments made to the Merger Consideration in respect of Net Debt at Closing pursuant to Section 2(d)). Any payment to the Stockholders described in this Section 2(e)(iv) shall be made by Acquiror to the Stockholders in cash by wire transfer of immediately available funds to the account designated by the Stockholders promptly and in any event within five (5) Business Days of the date on which the Post-Closing Net Debt Statement became final (and allocated among the Stockholders in accordance with the allocation method set forth in Section 2(a)(ii)). In the event of any delay in payment by Acquiror of the amount required by this Section 2(e)(iv) beyond five (5) Business Days after the Post-Closing Net Debt Statement became final, the Stockholders also will be entitled to receive interest on the unpaid amount from such fifth Business Day at 10% per annum, compounding monthly, until all amounts owing hereunder have been paid in full. Any payment to Acquiror as described in the first sentence of this Section 2(e)(iv) shall be effected by Acquiror canceling the applicable number of shares of its common stock (determined based on the Value Per Share, rounded to the nearest whole number of shares) that it delivered to the Stockholders at Closing.

(f) Accounting Principles. In preparing the foregoing statements and resolving any Dispute, the Parties (and, in the case of any Dispute, the Accountants) shall follow the Accounting Principles in effect as of the date of this Agreement and the same policies and procedures used in preparing the Net Debt Statement. To the extent practicable, the Stockholders shall use the same format in preparing the Estimated Closing Accounting Statement and the Post-Closing Accounting Statement as was used in preparing the Net Debt Statement.
(g) Additional Payment. Following Closing, on the Payment Date, Acquiror will make an additional payment (the “Additional Payment”) to the Stockholders or their permitted assigns in cash in an amount equal to 10% of the positive difference, if any, of (i) the Deemed Liquidation Value (defined below) of the Facilities on the Measurement Date (defined below) minus (ii) the amount that Acquiror would need to receive on the Measurement Date (as the residual value of the Facilities component of the definition of “Facilities Cash Flow” below) to achieve a 7% IRR on Total Investment (defined below).
(i) The term “Acquiror’s EBITDA” means, with respect to any given period, Acquiror’s Net Income prior to deduction of minority interests, as set forth in Acquiror’s audited financial statements disclosed in Acquiror’s annual report on Form 10-K as filed with the Securities and Exchange Commission, adjusted as follows:
(A) add back, to extent included in the calculation of Net Income, interest expenses (including discontinued operations interest), depreciation and amortization expenses (including stock-based compensation amortization and discontinued operations depreciation and amortization), and income and other tax expenses;
(B) adjust for pro forma effect of acquisitions and divestitures (i.e., as if the acquisition or divestiture had occurred at the beginning of the period during which such acquisition or disposition occurred);
(C) exclude from Acquiror’s EBITDA (i.e., adjust Net Income as required to account for) any gains and losses on real estate divestitures, gains and losses on extinguishment of debt (including prepayment premiums and discounts on debt repayment), merger-related expenses and deal costs and expenses (including transition and integration costs and expenses), litigation settlements and proceeds, and other non-recurring items.

(ii) The term “Acquiror’s Enterprise Value” means the sum of (a) the product of (1) the shares of Acquiror Common Stock outstanding (on a fully-diluted basis and including all vested options that are in the money and partnership units in Acquiror’s operating partnership and other convertible instruments) as of the Measurement Date and (2) the trailing 45-day volume-weighted average closing sale price (regular way) of a share of Acquiror’s common stock as of the Measurement Date as reported on the NYSE (as published in The Wall Street Journal), (b) Acquiror’s net debt (including indebtedness set forth on Acquiror’s balance sheet, Acquiror’s pro rata share of joint venture debt, capital lease obligations and preferred securities at liquidation preference, less cash and cash equivalents and restricted cash and escrow deposits) as of the Measurement Date and (c) the value of non-controlling equity interests held by Acquiror.
(iii) The term “Deemed Liquidation Value of the Facilities” means, as of the Measurement Date, the difference of (A) the product of (x) the Facilities EBITDA for the calendar year in which the Measurement Date occurs and (y) the multiple obtained by dividing Acquiror’s Enterprise Value as of the Measurement Date by Acquiror’s EBITDA for the calendar year in which the Measurement Date occurs, minus (B) deemed liquidation costs equal to 1.5% of the amount determined in (A) above.
(iv) The term “Facilities Cash Flow” means, for the period in question, the sum of (i) the Facilities EBITDA for such period, reduced by any and all capital expenditures related to the Facilities paid during such period and further reduced by the amount of any actual out-of-pocket costs arising from Damages suffered with respect to the Facilities to the extent that such Damages did not reduce the Facilities EBITDA and were not otherwise included in capital expenditures or operating expenses, (ii) net proceeds from the divestiture of any Facility(ies) during such period, and (iii) the residual value of the Facilities as of the last day of such period.
(v) The term “Facilities EBITDA” means, with respect to any given period, the actual Gross Revenues of the Facilities minus the actual Operating Expenses of the Facilities for such period (in each case as determined pursuant to the definition of such terms in the Master Agreement), adjusted for cash rents (whether related to ground or space leases), management fees, and non-recurring items as reasonably determined by the Stockholders and reasonably approved by Acquiror, and pro forma for the timing of divestitures (i.e., assuming that any divestiture of a Facility occurred at the beginning of the period during which such divestiture occurred).

(vi) The term “IRR on Total Investment” means that certain interest rate that, when used as a discount rate, causes (a) the net present value (as of the Closing Date) of the Facilities Cash Flow from the Closing Date through the Measurement Date, to equal (b) the Total Investment. For purposes of this definition, the internal rate of return shall be determined using annual compounding periods, computed annually. The calculation of IRR on Total Investment is equivalent to the calculation of “internal rate of return” or “IRR” pursuant to Microsoft Excel 2010. Any amounts received by Acquiror shall be treated for purposes of these calculations as having been received on the day actually received by Acquiror.
(vii) The term “Measurement Date” means either December 31, 2014 or December 31, 2015, as determined by the Stockholders’ Designee (defined below) and identified to Acquiror in writing at any time on or prior to March 31, 2015. If the Stockholders’ Designee fails to so notify Acquiror on or prior to March 31, 2015, then the Measurement Date shall be deemed to be December 31, 2015.
(viii) The term “Total Investment” means the sum of (i) the Final Merger Consideration, after taking into account closing adjustments and amounts, if any, paid pursuant to the indemnity provisions of Section 6, plus (ii) Net Debt immediately prior to Closing (but assuming that the separation of Management Holdco, including any contribution to Management Holdco in accordance with the transactions described in the Stockholders’ Pre-Closing Steps Outline, had occurred prior to such time).
(ix) No later than thirty (30) days after the applicable Measurement Date, or, if the Measurement Date is December 31, 2014, the date that the Stockholders’ Designee notifies Acquiror of such Measurement Date, the Stockholders’ Designee shall deliver to Acquiror the determination of the Stockholders’ Designee of the Facilities EBITDA for the calendar year in which the applicable Measurement Date occurred, which determination shall be certified by the Chief Executive Office and Chief Financial Officer of Management Holdco and a senior representative of the Stockholders to be true and complete to the best of their respective knowledge (the “Company EBITDA Determination”).
(x) No later than thirty (30) days after receipt of the Company EBITDA Determination subject to such reasonable extensions as Acquiror may require to gather such additional information as it may require to confirm the Company EBITDA Determination, not to exceed an additional thirty (30) days, or in the event of a disagreement pursuant to clause (xi) below, Acquiror shall deliver to the Stockholders’ Designee its calculation of the Additional Payment, together with a reasonably detailed description of the calculation of such Additional Payment. The Stockholders’ Designee will cooperate with Acquiror in its efforts to compute the Additional Payment, including by providing such information, including relating to the Facilities EBITDA, as Acquiror may reasonably request to enable it to prepare the calculation. Acquiror’s calculation of the Additional Payment will become final and binding upon the Parties at 5:00 p.m. (EST) on the thirtieth (30th) day following Acquiror’s delivery thereof unless the Stockholders’ Designee notifies Acquiror in writing of a disagreement with respect thereto prior to such date and time.

(xi) In the event of any disagreement concerning the calculation of the Company EBITDA Determination or the Additional Payment, Acquiror and the Stockholders’ Designee will meet promptly to review the basis of the disagreement and will endeavor, in good faith, to resolve the disagreement. If Acquiror and the Stockholders’ Designee, nevertheless, are unable to resolve the disagreement within 30 days after one party notifies the other in writing of such disagreement, either of Acquiror or the Stockholders’ Designee will be entitled to submit the matter for binding arbitration in accordance with the provisions of Section 8(p) below. The Parties confirm that they have developed, and exchanged between them, an agreed sample calculation of the Additional Payment that provides more detail as to the individual components of the foregoing calculation, and that the sample calculation will be deemed to govern in the case of any disagreement between the Parties as to an aspect of the calculation described above if and to the extent addressed in that sample.
(xii) Acquiror will pay the Additional Payment (if any) to the Stockholders or their permitted assignees in immediately available funds promptly following the earlier of (A) the date that Acquiror’s calculation of the Additional Payment becomes final and binding upon the Parties pursuant to clause (x) above, (B) the date on which Acquiror and the Stockholders’ Designee resolve in writing all disagreements with respect to the calculation of the Additional Payment and (C) the completion of binding arbitration in accordance with the provisions of Section 8(p) below with respect to the calculation of the Additional Payment (the earlier of clauses (A), (B) and (C), the “Payment Date”).
(xiii) Notwithstanding anything to the contrary herein, each Stockholder and its permitted assignees may (i) distribute all or a portion of its interest in the Additional Payment to its direct or indirect members, partners or other equity holders, (ii) sell, transfer or otherwise assign all or a portion of its interest to another Stockholder or to any other entity that is controlled, directly or indirectly, by Lazard Alternative Investments LLC or a successor to all or substantially all of its business (“LAI”), or by Lazard Group LLC or a successor to all or substantially all of its business (“Lazard Group”), or to a fund managed by a controlled affiliate of either of the foregoing, or (iii) contribute, sell, transfer or otherwise assign all or a portion of its interest in the Additional Payment to Management Holdco for (x) retention by Management Holdco, (y) contribution by Management Holdco to one or more of its Subsidiaries that serves as an employer and/or (z) delivery by Management Holdco to employees as compensation. As used herein, the “Stockholders’ Designee” means, initially, the Stockholders acting together, and, in the future, such Persons designated by the Stockholders to Acquiror in writing from time to time to represent all of the Stockholders and assignees of any interest in the Additional Payment in the manner described above. Unless otherwise approved by Acquiror, acting reasonably, any replacement Stockholders’ Designee must be LAI or Lazard Group or an Affiliate or either of them. Acquiror shall have no obligation to interact with any parties other than the Stockholders, the Stockholders’ Designee and Management Holdco in connection with the matters described in this paragraph.
(xiv) In no event will the Additional Payment exceed the amount set forth on Schedule 2(g)(xiv).

3. Conditions to Closing.
(a) Acquiror’s Obligation to Close. The obligation of Acquiror and the Merger Subs to effect the Mergers is subject to the satisfaction (or waiver by Acquiror) of the following conditions at or prior to the Closing:
(i) The representations and warranties of the Stockholders (A) made in the first, third, fourth and fifth sentences of Section 4(a)(i)(A) (Organization and Authority), Section 4(a)(ii) (The Designated Subsidiary Interests), clauses (A) – (D) of Section 4(a)(iii) (Capitalization), Section 4(a)(iv)(C) (Financial Statements) and Section 4(a)(vi) (Business Operations) shall be true and correct in all material respects and (B) otherwise made in Section 4(a) shall be true and correct (without giving effect to any “material”, “materially” or “Material Adverse Effect” qualification set forth therein) except where the failure of any such representations and warranties to be so true and correct has not had and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, in the case of both clauses (A) and (B) of this Section 3(a)(i) as of the date of this Agreement and, except for representations and warranties that, by their terms, are made only as of a particular date (which shall be treated as having been made only as of such particular date), when remade (x) with respect to the representations and warranties of the Stockholders made in Section 4(a)(i)(C) (Organization and Authority), Section 4(a)(iii)(C) and (F) (Capitalization) and Section 4(a)(xviii)(A), (H) and (O) (Real Property), at and as of the time immediately prior to the consummation of the transactions contemplated by the Stockholders’ Pre-Closing Steps Outline and (y) with respect to all other representations and warranties of the Stockholders made in Section 4(a), at and as of the Closing.
(ii) The Stockholders shall have performed in all material respects, or complied in all material respects with, as applicable, each of the obligations and covenants required herein to be performed or complied with by each of them as of the Closing.

(iii) The Stockholders shall have delivered to Acquiror a certificate, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Sections 3(a)(i) and 3(a)(ii).
(iv) The Stockholders shall have obtained (A) with respect to each agreement listed on Section 3(a)(iv) of the Stockholders’ Disclosure Schedule (a “Listed Agreement”), third-party consents, approvals and other deliverables reasonably acceptable to Acquiror (all such third-party consents, approvals and other deliverables with respect to any Listed Agreement, a “Listed Consent”, and the Listed Consent with respect to all Listed Agreements, collectively, the “Listed Consents”) and (B) all other third-party consents, authorizations and approvals required as a result of the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement (other than those (A) with respect to indebtedness of the Companies and the Designated Subsidiaries or any entities formed in the transactions described in Acquiror’s Pre-Closing Steps Outline, including lease financings of automobiles, or (B) consents and approvals of State licensing authorities necessary for the ownership, operation and management of each of the Facilities following Closing in the manner contemplated in this Agreement) the absence of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and in each case the same shall be in force and effect.
(v) Acquiror shall have obtained such assurances as are customarily obtained under local custom and practice, if any (which, if applicable, may be satisfied by the mere expiry of a notice period without objection by the relevant governing authority), to allow a reasonable person, acting in good faith, to conclude that all consents and approvals of State licensing authorities necessary for the ownership, operation and management of each of the Facilities following Closing in the manner contemplated in this Agreement have been issued or will be issued, as applicable, in the ordinary course and effective as of Closing.
(vi) No injunction, judgment, order, decree or Law (whether temporary, preliminary or permanent) issued by any Governmental Authority of competent jurisdiction binding upon Acquiror or the Stockholders that prevents, restrains, enjoins or otherwise prohibits any of the Mergers as provided herein shall be in effect.
(vii) Each of Prometheus Senior Quarters LLC, Atria Holdings (if such entity is in existence as of the time of Closing), Senior Housing LP and Coinvestment LP shall have delivered to Acquiror a certification of non-foreign status, substantially in the form attached hereto as Exhibit G, duly executed by such parties, or other certificate reasonably satisfactory to Acquiror certifying facts that exempt the transactions contemplated hereby, as they relate to the Stockholders, from the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended.

(viii) The transactions described in the Stockholders’ Pre-Closing Steps Outline and the Acquiror’s Pre-Closing Steps Outline shall have been completed.
(ix) Management Holdco and each Management Subsidiary providing management services to Acquiror’s applicable taxable REIT subsidiaries shall qualify as an eligible independent contractor, as that term is defined in the Code, the Treasury Regulations promulgated thereunder, and applicable judicial decisions, rulings and other IRS pronouncements, with respect to Acquiror’s applicable taxable REIT subsidiaries; provided, that Acquiror agrees that if substantially similar management services are being provided by the same parties (or related persons within the meaning of Section 856(d)(9) of the Code) as of Closing under the management arrangements of the facilities listed on Section 3(a)(ix) of the Stockholders’ Disclosure Schedule as are being provided as of the date of this Agreement, Management Holdco (and the relevant Management Subsidiaries) shall be deemed to be “actively engaged in the trade or business of operating qualified lodging facilities or qualified health care properties,” within the meaning of Section 856(d)(9)(A) of the Code, as of the Closing.
(x) The Stockholders shall have caused to be delivered to Acquiror signed resignations, effective as of the Closing, of each of the directors (or persons occupying similar positions in any limited liability company or other entity) of each Designated Subsidiary.
(xi) The Stockholders shall have executed and delivered to Acquiror a Lockup Agreement substantially in the form attached hereto as Exhibit H.
(xii) Management Holdco shall have executed and delivered to Acquiror’s applicable subsidiary a Master Agreement substantially in the form attached hereto as Exhibit I.
(xiii) For each Facility that will be owned or leased directly or indirectly by Acquiror after the Closing, Management Holdco (or, if applicable, its applicable management company Subsidiary that will manage that particular Facility) shall have executed and delivered to Acquiror and its applicable direct or indirect Subsidiary that has responsibility for operations at the Facility (or, with respect to licensed Facilities located in New York, the applicable NY License-Holder) a Facility Management Agreement substantially in the form attached hereto as Exhibit J (with such changes, if any, as may be necessary, but also are consistent with the economic arrangements reflected in the form agreement, in order to enable the conditions described in Section 3(a)(v) and Section 3(b)(v) to be satisfied).

(xiv) The applicable NY License-Holder shall have executed and delivered a sublease or operating agreement to the applicable direct or indirect Subsidiary that has been identified by Acquiror to own the leasehold interest in each licensed Facility located in New York, in either case substantially in the form being used for this purpose by the Subsidiary of the applicable Stockholder that owns such Facility as of the date hereof (with such changes, if any, as may be reasonably requested by Acquiror or necessary in order to enable the conditions described in Section 3(a)(v) and Section 3(b)(v) to be satisfied).
(xv) The Stockholders shall have executed and delivered to Acquiror and Escrow Agent an Escrow Agreement substantially in the form attached hereto as Exhibit K.
(xvi) Management Holdco shall have executed and delivered to Acquiror a letter agreement substantially in the form attached hereto as Exhibit L.
(xvii) OLSL Management LLC shall have duly assigned its rights under the Members Agreement to OLSL FV LLC, a Designated Subsidiary, in accordance with the terms thereof.
(xviii) No extraordinary circumstances involving the business of the Companies and the Company Subsidiaries, taken as a whole, and considered in the light of past experience, shall have arisen that reasonably can be expected to result, individually or in the aggregate, in a Material Adverse Effect.
(xix) Acquiror shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Acquiror, dated the Closing Date, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes each Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion Wachtell, Lipton, Rosen & Katz may require and rely upon representations, warranties and covenants contained in letters executed by officers of each of Acquiror and the Stockholders.
(b) Stockholders’ Obligation to Close. The obligation of the Stockholders and the Companies to effect the Mergers is subject to the satisfaction (or waiver by the Stockholders) as of the Closing of the following conditions:
(i) The representations and warranties of Acquiror (A) in the first, third, fourth and fifth sentences of Section 4(b)(i)(A) (Organization and Authority of Acquiror), Section 4(b)(ii) (Capitalization), Section 4(b)(iii) (Authority to Issue Shares) and Section 4(b)(viii) (Absence of Certain Changes or Events) shall be true and correct in all material respects and (B) otherwise made in Section 4(b) shall be true and correct (without giving effect to any “material”, “materially” or “Material Adverse Effect” qualification set forth therein) except where the failure of any such representations and warranties to be so true and correct has not had and is not reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect, in the case of both clauses (A) and (B) as of the date of this Agreement and, except for representations and warranties that, by their terms, are made only as of a particular date (which shall be treated as having been made only as of such particular date), when remade at and as of the Closing.

(ii) Acquiror shall have performed or complied in all material respects with all obligations and covenants required herein to be performed or complied with by Acquiror as of the Closing.
(iii) Acquiror shall have delivered to the Stockholders a certificate, dated as of the Closing Date, and signed by an executive officer of Acquiror on behalf of Acquiror confirming the satisfaction of the conditions set forth in Sections 3(b)(i) and (ii).
(iv) [Reserved.]
(v) The Stockholders and Acquiror shall have obtained such assurances as are customarily obtained under local custom and practice, if any, (which, if applicable, may be satisfied by the mere expiry of a notice period without objection by the relevant governing authority) to allow a reasonable person, acting in good faith, to conclude that all consents and approvals of State licensing authorities necessary for the ownership, operation and management of each of the Facilities following Closing in the manner contemplated in this Agreement have been issued or will be issued in the ordinary course and effective as of Closing; provided that this condition will be deemed satisfied with respect to the Stockholders (i.e., will not apply with respect to the Stockholders’ obligation to close) unless one or more failures exist that, individually or in the aggregate, could reasonably be expected to prevent or materially impair Management Holdco or any of the individuals serving as officers or directors of any of the Companies as of the date hereof from obtaining or retaining any state license that is material to such Person’s business or professional activities or otherwise could reasonably be expected to have a material adverse effect on the current or prospective business or professional activities of any such Person.
(vi) No injunction, judgment, order, decree or Law (whether temporary, preliminary or permanent) issued by any Governmental Authority of competent jurisdiction binding upon the Stockholders or Acquiror that prevents, restrains, enjoins or otherwise prohibits any of the Mergers as provided herein shall be in effect.
(vii) Acquiror shall have executed and delivered to each of Matthew J. Lustig, John A. Moore, Joseph D. Kasman, Mark S. Ticotin and W. Bryan Hudson an Indemnity Letter Agreement substantially in the form attached hereto as Exhibit M.
(viii) Acquiror shall have executed and delivered to the Stockholders a Registration Rights Agreement substantially in the form attached hereto as Exhibit N.

(ix) Acquiror shall have executed and delivered to the Stockholders a Director Appointment Agreement substantially in the form attached hereto as Exhibit O.
(x) Acquiror and its applicable Affiliates shall have executed and delivered to Management Holdco the Master Agreement substantially in the form attached hereto as Exhibit I.
(xi) For each Facility that will be owned or leased directly or indirectly by Acquiror after the Closing, Acquiror and its applicable direct or indirect Subsidiary that has responsibility for operations at the Facility (or, with respect to licensed Facilities located in New York, the applicable NY License-Holder) shall have executed and delivered to Management Holdco (or, if applicable, its applicable management company Subsidiary that will manage that particular Facility) a Facility Management Agreement substantially in the form attached hereto as Exhibit J (with such changes, if any, as may be necessary, but also are consistent with the economic arrangements reflected in the form agreement, in order to enable the conditions described in Section 3(a)(v) and Section 3(b)(v) to be satisfied).
(xii) Acquiror shall have caused its applicable direct or indirect Subsidiary that has been identified by Acquiror to own the leasehold interest in each licensed Facility located in New York to have executed and delivered a sublease or an operating agreement to the applicable NY License-Holder, in either case substantially in the form being used for this purpose by the Subsidiary of the applicable Company that owns such Facility as of the date hereof (with such changes, if any, as may be reasonably requested by Acquiror or necessary in order to enable the conditions described in Section 3(a)(v) and Section 3(b)(v) to be satisfied).
(xiii) Acquiror shall have executed and delivered to the Stockholders and Escrow Agent an Escrow Agreement substantially in the form attached hereto as Exhibit K.
(xiv) Acquiror’s applicable subsidiary shall have executed and delivered to Management Holdco a letter agreement substantially in the form attached hereto as Exhibit L.
(xv) Acquiror shall have executed and delivered to the Stockholders an Ownership Waiver substantially in the form attached hereto as Exhibit Q.
(xvi) The Stockholders shall have received a written opinion from Roberts & Holland LLP, special counsel to the Stockholders, dated the Closing Date, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, to the effect that for U.S. federal income tax purposes each Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion Roberts & Holland LLP may require and rely upon representations, warranties and covenants contained in letters executed by officers of each of Acquiror and the Stockholders.

4. Representations and Warranties.
(a) Representations and Warranties of the Stockholders Regarding the Companies and the Designated Subsidiaries. Subject to the qualifications and exceptions referenced in the Stockholders’ Disclosure Schedule, the Stockholders, jointly and severally, represent and warrant to Acquiror as follows:
(i) Organization and Authority.
(A) Each Stockholder and Company is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation and each Company has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Companies is duly registered or otherwise qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the ownership of its assets requires it to be so qualified, except where the failure to be so qualified does not have a Material Adverse Effect. The Stockholders and the Companies have all requisite organizational power and authority to enter into this Agreement and to consummate or to cause the consummation of the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by each Stockholders and each Company and, assuming due authorization, execution and delivery of this Agreement by Acquiror and the Merger Subs, constitutes a valid and binding obligation of each Stockholder and each Company, enforceable against each Stockholder and each Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity. Each agreement and other instrument to be delivered by the Stockholders and/or their Subsidiaries at Closing pursuant to Section 3(a) will be duly authorized, executed and delivered by such party and, assuming due authorization, execution and delivery of the agreement by the other parties thereto (other than the Stockholders and their Affiliates), will constitute a valid and binding obligation of the Stockholders and their Subsidiaries, as applicable, enforceable against the Stockholders and their Subsidiaries, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity.

(B) The board of directors of each Company (in an action by unanimous written consent) has (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable and fair to and in the best interests of, such Company and its stockholder (ii) adopted this Agreement and the transactions contemplated hereby, including the plan of merger contained in this Agreement and (iii) directed that this Agreement be submitted to the stockholder of the Company for its approval.
(C) Upon receipt of the Stockholder Consents, no further vote of the holders of any class or series of the capital stock of any Company is necessary to adopt this Agreement and approve the Merger.
(D) Section 4(a)(i)(B) of the Stockholders’ Disclosure Schedule sets forth each Designated Subsidiary’s and each NY License-Holder’s name and jurisdiction of incorporation, formation or organization. Each of the Designated Subsidiaries and each NY License-Holder is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the requisite corporate, partnership or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Designated Subsidiaries and each NY License-Holder is duly registered or otherwise qualified to do business as a foreign entity in each of the jurisdictions in which the nature of its business or the ownership of its assets requires it to be so qualified, except in each case where the failure to be in good standing or so registered or qualified does not have a Material Adverse Effect.
(E) The Stockholders have made available to Acquiror complete and correct copies of the articles of incorporation, by-laws, partnership agreements, joint venture agreements and operating agreements or similar organizational documents of each Company, Designated Subsidiary and NY License-Holder.
(ii) The Company Stock and the Designated Subsidiary Interests. As of the date of this Agreement, the Stockholders own all of the outstanding capital stock of the Companies free and clear of all liens, and the Companies directly or indirectly own all of the shares of capital stock, membership interests or partnership or limited liability company interests, as applicable, in each Designated Subsidiary (collectively, the “Designated Subsidiary Interests”), free and clear of all liens. As of immediately prior to the Closing, except as described in the Stockholders’ Pre-Closing Steps Outline, the Stockholders will own all of the Company Common Stock free and clear of all liens, and the Companies will directly or indirectly own all of the Designated Subsidiary Interests free and clear of all liens. As of the date of this Agreement, the shares of Company Common Stock and the Designated Subsidiary Interests are not subject to, and as of the Closing Date the shares of Company Common Stock and the Designated Subsidiary Interests will not be subject to, any voting agreement in favor of any other Person. As of the date of this Agreement, Matthew J. Lustig owns, and at Closing he will own, all of the outstanding shares or membership interests, as applicable, of each of the NY License-Holders, free and clear of all liens.

(iii) Capitalization.
(A) As of the date hereof, the authorized capital stock of Atria Inc. consists of 2,000 shares of common stock, $0.001 par value per share, 1,000 of which are duly authorized, validly issued and outstanding. The outstanding shares of Atria Inc. are fully paid and nonassessable.
(B) As of the date hereof, the authorized capital stock of OLSL Inc consists of 100 shares of common stock, $0.01 par value per share, 100 of which are duly authorized, validly issued and outstanding. The outstanding shares of OLSL Inc are fully paid and nonassessable.
(C) As of the date hereof, the authorized capital stock of Coinvestment Inc consists of 100 shares of common stock, $0.01 par value per share, 100 of which are duly authorized, validly issued and outstanding. The outstanding shares of Coinvestment Inc are fully paid and nonassessable.
(D) As of the date hereof, the capital stock described above in clauses (A) through (C) of this Section 4(a)(iii) constitutes all of the issued and outstanding shares of capital stock of the Companies, and there are no other equity securities of the Companies outstanding.
(E) All issued and outstanding shares of capital stock or other equity interest in each of the Companies, Designated Subsidiaries and NY License-Holders have been duly authorized, are validly issued, fully paid and nonassessable, are not subject to any right of first refusal, preemptive right or subscription right and were not issued in violation of the organizational documents of such entity. There are no issued or outstanding bonds, debentures, notes or other indebtedness of any of the Companies, Designated Subsidiaries and NY License-Holders having the right to vote, or convertible into or exercisable or exchangeable for securities having the right to vote, on any matters that holders of capital stock or equity interests may vote on.

(F) Except as provided in the Stockholders’ Pre-Closing Steps Outline and the Acquiror’s Pre-Closing Steps Outline, there are no outstanding warrants, options, calls, purchase rights, subscription rights, exchange rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or other rights or commitments held by Persons other than the Companies pursuant to which the Companies are, or may become, obligated to (1) issue or purchase, redeem or otherwise acquire any shares of capital stock or other securities or (2) issue, grant, extend or enter into any such option, warrant, call, right, security, unit, right or commitment.
(G) Except as provided in the Stockholders’ Pre-Closing Steps Outline and the Acquiror’s Pre-Closing Steps Outline, there are no outstanding warrants, options, calls, purchase rights, subscription rights, exchange rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or other rights or commitments held by Persons other than the Designated Subsidiaries pursuant to which the Designated Subsidiaries are, or may become, obligated to (1) issue or purchase, redeem or otherwise acquire any shares of capital stock or other securities or (2) issue, grant, extend or enter into any such option, warrant, call, right, security, unit, right or commitment.
(H) None of the Companies or any Designated Subsidiary owns directly or indirectly any capital stock, limited liability company or partnership interest, joint venture interest or other equity interest in any other Person (other than in any Company Subsidiary).
(iv) Financial Statements.
(A) Section 4(a)(iv)(A) of the Stockholders’ Disclosure Schedule contains (A) audited consolidated balance sheets of Atria Inc., OLSL Inc and SG Senior Living LLC as of December 31, 2009 and December 31, 2008, (B) audited consolidated statements of operations and cash flows of Atria Inc., OLSL Inc and SG Senior Living LLC for each of the fiscal years ended December 31, 2009 and December 31, 2008, (C) unaudited consolidated balance sheets of Coinvestment Inc as of December 31, 2009 and December 31, 2008, (D) unaudited consolidated statements of operations and cash flows of Coinvestment Inc for each of the fiscal years ended December 31, 2009 and December 31, 2008, (E) unaudited consolidated balance sheets of the Companies as of September 30, 2010, and (F) unaudited consolidated statements of operations and cash flows of the Companies for the nine (9) month period ended September 30, 2010 (the statements listed in this Section 4(a)(iv) and the accompanying notes thereto are referred to herein as the “Financial Statements”). Except as expressly disclosed therein (including the notes thereto), the Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the assets, liabilities and financial condition as of the dates thereof, and the results of operations and cash flows for the fiscal periods covered thereby, of the applicable Companies and Company Subsidiaries (subject, in the case of unaudited financial statements, to normal year-end audit adjustments). Except as expressly provided in this Section 4(a)(iv) or any other provision of this Agreement, no representation is made by the Stockholders as to any financial information of the Companies or Company Subsidiaries provided to Acquiror or any advisor to, or accountant or agent of, Acquiror or any other Person affiliated with, or related to, Acquiror (collectively, a “Acquiror Related Party”), including any financial information provided to Acquiror or any Acquiror Related Party in Acquiror’s due diligence investigation of the Companies and the Company Subsidiaries or as set forth in any confidential information memorandum regarding the Companies and/or the Company Subsidiaries provided to Acquiror or any Acquiror Related Party. Without limiting the generality of the foregoing, no representation is made as to the accuracy, fairness or reasonableness of any projections provided to Acquiror or any Acquiror Related Party or the assumptions used in preparing the same or as to the likelihood that such projections will be achieved.
(B) None of the Companies or Designated Subsidiaries have any liabilities or obligations of any nature (whether known or unknown, asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated and whether due or to become due) (collectively, “Liabilities”) that could reasonably be expected to result in any claims against, or obligations or liabilities of, a Company or any Designated Subsidiaries, other than Liabilities (i) expressly reflected, reserved against or otherwise disclosed in the Financial Statements, (ii) incurred in the ordinary course of business after September 30, 2010, (iii) expressly permitted or contemplated by this Agreement or (iv) of a type not required to be reflected on a balance sheet in accordance with GAAP.
(C) Between December 31, 2009 and the date of this Agreement, there has not been any Material Adverse Effect.
(v) Taxes.
(A) Each of the Companies and each of the Designated Subsidiaries has filed all material Tax Returns that such entity was required to file when due (taking into account available extensions), and when filed all such Tax Returns were true, complete and correct in all material respects.
(B) Each of the Companies and each of the Designated Subsidiaries has paid all Taxes due and owing by it.

(C) The Company and each Designated Subsidiary has withheld and paid over to the applicable Governmental Authority all Taxes required to be withheld and paid over in connection with amounts paid and owing to any employee, independent contractor, stockholder or other third party.
(D) None of the Companies or the Designated Subsidiaries has (i) waived any statute of limitations with respect to any Taxes owed by it or, (ii) as of the date hereof, agreed to any extension of time for filing any Tax Return that has not been filed.
(E) There are not pending or, to the Knowledge of the Stockholders, threatened any audits, examinations, investigations or other proceedings in respect of Taxes of the Companies or any of the Designated Subsidiaries and neither the Companies nor any Designated Subsidiary has received notice of any proposed or determined Tax deficiency or assessment from any Governmental Authority.
(F) None of the Companies or the Designated Subsidiaries (x) has been a member of an Affiliated Group filing a consolidated Income Tax Return (other than a group the common parent of which was any of the Companies) for any taxable period for which the relevant statute of limitations has not expired, (y) is a party to any Tax protection or Tax-sharing agreement or (z) has liability for the Taxes of any Person other than it and/or members of its Affiliated Group pursuant to Treasury Regulations Section 1.1502-6 (or similar provision in state or local law), by contract, as a transferee or successor, or otherwise.
(G) Other than in the ordinary course of business, since January 1, 2005 none of the Companies or the Designated Subsidiaries has applied for, received or has pending a written ruling of a Taxing Authority or has commenced negotiations or entered into a written and legally binding agreement with a Taxing Authority relating to Taxes.
(H) Neither the Companies nor any Designated Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code.
(I) None of the Companies, any of its Subsidiaries, any of the Stockholders or any of their respective Affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, any of the Mergers from qualifying as a reorganization under Section 368(a) of the Code.

(vi) Business Operations. Section 4(a)(vi) of the Stockholders’ Disclosure Schedule sets forth a list of all senior residence facilities operated by any of the Companies and/or the Designated Subsidiaries as of the date of this Agreement.
(vii) Contracts.
(A) Section 4(a)(vii)(A) of the Stockholders’ Disclosure Schedule lists each of the following types of contracts or agreements (such contracts or agreements, the “Material Contracts”) in effect as of the date of this Agreement to which any Company or Designated Subsidiary is a party (specifically excluding (x) any Resident Leases, (y) any contract or agreement that will no longer be in effect following the Closing and (z) any contract or agreement that is, or at the Closing will be, terminable at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by such Company or Designated Subsidiary without penalty): (1) employment or consulting agreement requiring payment by a Company or Designated Subsidiary in excess of $250,000 in any calendar year remaining in its term, (2) agreement containing an active and effective covenant not to compete or standstill that prohibits or materially restricts the ability of any of the Companies or Designated Subsidiaries to compete in any line of business or with any Person, (3) operating lease of tangible personal property requiring payment by a Company or Designated Subsidiary in excess of $100,000 in any calendar year remaining in its term, (4) agreement for the purchase of supplies or products which requires performance over a period of more than one year and the payment of an amount in excess of $500,000 in any calendar year, (5) lease or sublease of real property by any Company or Designated Subsidiary to or from other Persons, (6) management agreement (i.e., agreement providing for the management and/or operation of any of the Facilities or any other assisted-living facility, and specifically excluding management agreements between two or more of the Companies and/or Company Subsidiaries), (7) contract or agreement between RCI Insurance Company, Charles Channel Indemnity Inc. or Mystic River Insurance Inc., on the one hand, and any Person that is not a Company or a Company Subsidiary, on the other hand, and any insurance policy issued by any of RCI Insurance Company, Charles Channel Indemnity Inc. or Mystic River Insurance Inc., (8) contract or other agreement with or for the benefit of any Governmental Authority requiring payment by a Company or Designated Subsidiary in excess of $250,000 in any calendar year remaining in its term, (9) note, loan agreement, letter of credit, bond, mortgage, guarantee or other similar contract, agreement or other instrument entered into by any Company or any Designated Subsidiary evidencing or establishing the terms of or guaranteeing any indebtedness for borrowed money (including, for this purpose, any Facility financing structured as a capital lease), (10) contract or agreement relating to the development or construction of, or additions or expansions to, any Facility under which any Company or any of the Designated Subsidiaries currently has, or expects to incur, an obligation in excess of $500,000, (11) contract or agreement providing for the sale, lease or sublease of, or option to sell, lease or sublease, any Facility or the purchase, lease or sublease of, or option to purchase, lease or sublease any Facility or other real estate, (12) contract or agreement pursuant to which any Company or Designated Subsidiary is or may be obligated to make payments, contingent or otherwise, in excess of $250,000 on account of or arising out of prior acquisitions or sales of real estate or other assets, (13) contract or agreement requiring any Company or Designated Subsidiary to provide any funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person (other than between a Company and/or Designated Subsidiary and another Company and/or Designated Subsidiary), (14) any interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction, (15) contract or agreement of the Companies or the Designated Subsidiaries with third parties relating to a joint venture, partnership, limited liability company or strategic alliance of any Company or Designated Subsidiary, and (16) any written agreement (other than any Permitted Lien) of a type not already identified above in this Section 4(a)(vii)(A) which by its terms will not expire and is not terminable by any Company or Company Subsidiary prior to the third anniversary of the date hereof. A contract or agreement is “terminable at-will”, as that expression is used in this Section 4(a)(vii)(A), if it expressly provides that it is terminable at-will, regardless of whether any covenant of good faith and fair dealing may be implied as a matter of law in connection with the termination thereof.
(B) Each Material Contract is in full force and effect and is valid, binding and enforceable against the Companies or Designated Subsidiaries party thereto, and, to the Knowledge of the Stockholders, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Companies or Designated Subsidiaries, nor, to the Knowledge of the Stockholders, any other party thereto, is in material breach or violation of, or default under, any Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, no Company or Designated Subsidiary has received any written notice of an event of default pursuant to the terms of any Material Contract, specifically excluding, for this purpose, any notice of an alleged event of default which has since been withdrawn or otherwise remedied and any notice of default which, even if true, does not have a Material Adverse Effect. Section 4(a)(vii)(A)(11) of the Stockholders’ Disclosure Schedule lists, with respect to each purchase option under a real property lease of a Facility in effect as of the date of this Agreement, any amounts that would be used in the calculation of the purchase option price if the option were exercisable and exercised as of the date of this Agreement, other than those amounts that are fixed and explicitly stated in such agreement, or are derived from fair market value or freely available indices or similar economic measures.
(C) A correct and complete copy of each Material Contract has been delivered or otherwise made available to Acquiror for review.
(viii) Compliance with Laws. The Companies and Designated Subsidiaries have complied with all applicable Laws and have not received any written notice of violation of any such Law, except for such non-compliance or violations as would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Parties agree that this Section 4(a)(viii) does not relate to and shall not be interpreted as addressing compliance with Environmental Laws, it being understood that all representations relating to those matters are set forth exclusively in Section 4(a)(xiii).
(ix) Litigation.
(A) No claim, action, lawsuit, arbitration, proceeding or governmental investigation is pending (with respect to which the Stockholders or Companies have been served or otherwise notified) or, to the Knowledge of the Stockholders, threatened in writing against the Stockholders, the Companies or the Designated Subsidiaries in any court or other similar forum that has, or if determined adversely to any such entity would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(B) To the Knowledge of the Stockholders, no Company or Designated Subsidiary has been specifically identified as a party subject to restrictions or limitations of any material nature in any judgment, order or decree of any Governmental Authority, except for such restrictions or limitations which do not have a Material Adverse Effect.
The Parties agree that the representations in this Section 4(a)(ix) do not relate to and shall not be interpreted as addressing compliance with Environmental Laws, it being understood that all representations relating to those matters are set forth exclusively in Section 4(a)(xiii).

(x) Governmental Transaction Approvals. Except for the filing of the Certificates of Merger in accordance with Delaware Law, and obtaining the consents set forth in Section 4(a)(xii) of the Stockholders’ Disclosure Schedule and the consents and approvals of State licensing authorities necessary for the ownership, operation and management of each of the Facilities following Closing in the manner contemplated in this Agreement, no Company or Designated Subsidiary is required to make or deliver any filing, notice or report to, or to obtain any consent or approval of, any Governmental Authority in connection with the execution and delivery of this Agreement, the Mergers or any of the other transactions contemplated herein, including the transactions described in the Stockholders’ Pre-Closing Steps Outline and the Acquiror’s Pre-Closing Steps Outline, except for such consents or approvals for which the failure to obtain would not have a Material Adverse Effect.
(xi) Company Permits. As of the date of this Agreement, (A) all licenses, permits and other approvals required by any relevant Governmental Authority (collectively, the “Company Permits”) necessary for the ownership and operation of the Facilities in the manner in which they are being operated as of the date of this Agreement have been obtained by the appropriate person or entity and are in effect, (B) the Companies and Designated Subsidiaries are in compliance with each Company Permit, and (C) no proceeding is pending or, to the Knowledge of the Stockholders, threatened to revoke or limit any Company Permit, except for such instances of failure to have a license, permit or other approval, of non-compliance or of revocation that, individually or in the aggregate, do not have a Material Adverse Effect. To the Knowledge of the Stockholders, all material applications required to have been filed for the renewal of the Company Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other material filings required to have been made with respect to such Company Permit have been duly made on a timely basis with the appropriate Governmental Authority, except for such instances of failure to file or timely file that, individually or in the aggregate, do not have a Material Adverse Effect.
(xii) No Conflicts. Neither the execution and delivery by the Stockholders and the Companies of this Agreement nor the consummation by the Stockholders and the Companies of the transactions contemplated hereby does or will (A) conflict with or violate any provision of the organizational documents of any Stockholder, Company or any Company Subsidiary, (B) conflict with, violate or constitute a breach or default under, or result in the creation of a lien on any assets of a Company or Company Subsidiary pursuant to, or result in the acceleration or termination of, or result in a material increase in payment obligations under, with or without notice or lapse of time or both, any Material Contract or (C) conflict with or violate any applicable provision of any applicable Law or any decision, judgment, order or decree of any court or other Governmental Authority currently in effect to which any Stockholder, Company or Company Subsidiary is subject, except, in each of clauses (B) — (C) above and except for any violation, conflict or other circumstance that does not have or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Section 4(a)(xii) of the Stockholders’ Disclosure Schedule sets forth a list of the Material Contracts pursuant to which consents or waivers are necessary or, in the Stockholders’ reasonable judgment, desirable to be obtained from any Person other than a Governmental Authority in connection with the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement.

(xiii) Environmental Matters.
(A) Except as disclosed in the Environmental Reports identified in Section 4(a)(xiii) of the Stockholders’ Disclosure Schedule (the “Environmental Reports”), and except as would not have a Material Adverse Effect, (i) there are no violations of any applicable Environmental Law in respect of the Facilities or the business or operations of the Stockholders, the Companies or the Designated Subsidiaries, and none of the Companies or the Designated Subsidiaries has received any written communication from any Governmental Authority or other person alleging that the Facilities, the Companies or the Designated Subsidiaries are not in compliance with any Environmental Law, (ii) there are no Environmental Claims pending or, to the Knowledge of the Stockholders, threatened with respect to the Companies, the Designated Subsidiaries, or the Facilities, (iii) each Company and Designated Subsidiary has, and is in compliance with, all permits, approvals, licenses and other authorization required under Environmental Law for the ownership, occupancy, use and operation of each of the Facilities as presently operated, and (iv) to the Knowledge of the Stockholders, Section 4(a)(xiii) of the Stockholders’ Disclosure Schedule includes all third-party phase I environmental assessments, phase II environmental assessments and other similar third-party environmental reports with respect to the Facilities obtained by the Companies and the Company Subsidiaries since January 1, 2005.
(B) No Hazardous Substances produced by, or resulting from, any business or commercial activities, operations or process have been released by any Company or Designated Subsidiary into the environment in, on or under the Real Property by any such entity, and no Real Property contains any Hazardous Substances, in either case, in such forms or quantities that require remediation pursuant to Environmental Law, except any release that has been remediated as required by applicable Law, or did not have or that would not reasonably be expected to have a Material Adverse Effect. Except as would not have a Material Adverse Effect, none of the Real Property contains any underground storage tank or friable asbestos that is not in compliance with applicable Environmental Law. The transactions contemplated by this Agreement are not subject to and will not trigger any requirement under Environmental Law to (i) obtain the approval by any Governmental Authority of such transactions or (ii) conduct any environmental investigation and/or remediation of the Real Property, except in each case of clauses (i) and (ii) of this sentence as would not have a Material Adverse Effect.

(C) In connection with and since Stockholders’ acquisition of the Facilities listed in Section 4(a)(xiii)(C) of the Stockholders’ Disclosure Schedule, the Companies and the applicable Designated Subsidiaries have complied with the requirements of the Comprehensive Environmental Response, Compensation and Liability Act, including (i) making appropriate inquiry, (ii) exercising due care and (iii) taking reasonable precautions with respect to the presences of Hazardous Substances on or under the Real Property on which the Facilities listed in Section 4(a)(xiii)(D) of the Stockholders’ Disclosure Schedule are located.
(D) To the Knowledge of Stockholders, none of the Companies or the applicable Designated Subsidiaries have received a material complaint or series of material complaints with respect to vapors that may have resulted from the presence of Hazardous Substances on or under the Real Property on which the Facilities listed in Section 4(a)(xiii)(C) of the Stockholders’ Disclosure Schedule are located.
(E) (i) None of the Companies or the Designated Subsidiaries has entered into or agreed to any consent decree or order or is party to any judgment decree or judicial order relating to compliance with any Environmental Law or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances with respect to the Real Property, the Companies or the Designated Subsidiaries that has not been resolved in all material respects, and no environmental investigation, litigation or other proceeding is pending or to the Knowledge of the Stockholders, threatened with respect to the foregoing and (ii) none of the Companies or the Designated Subsidiaries has assumed by contract any liability under any Environmental Law or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability arising under any Environmental Law with respect to the Real Property, the Companies or the Designated Subsidiaries, except in each case above as is disclosed in the Environmental Reports or would not have a Material Adverse Effect.
Notwithstanding any other representation or warranty herein, the representations and warranties in this Section 4(a)(xiii) constitute the sole representations and warranties by the Stockholders with respect to compliance with or any other matter relating to any Environmental Law, Environmental Claim or Hazardous Substance.

(xiv) Insurance. The Stockholders have delivered or otherwise made available to Acquiror copies or broker summaries of the primary insurance policies held by the Companies and the Designated Subsidiaries as of the date of this Agreement (the “Insurance Policies”), and to the Stockholders’ Knowledge each of those policies is in full force and effect as of the date of this Agreement. The Companies and the Designated Subsidiaries maintain Insurance Policies with reputable insurers, or maintain self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Companies and the Designated Subsidiaries. There is no claim by the Companies or any Designated Subsidiary pending under any such Insurance Policies that has been denied by the insurer. All premiums due and payable under such Insurance Policies have been paid, and the Companies and the Designated Subsidiaries have otherwise complied in all material respects with the terms and conditions of such Insurance Policies. Neither the Companies nor any Designated Subsidiary has received written notice from any insurance carrier suspending, revoking or canceling (or threatening to take any such action) any such Insurance Policy which has not been replaced prior to the date of such suspension, revocation or cancellation.
(xv) Employee Benefits; ERISA.
(A) Listed in Section 4(a)(xv)(A) of the Stockholders’ Disclosure Schedule are all Benefit Plans that, as of the date of this Agreement, are sponsored or maintained by any of the Companies or a Company Subsidiary or to which any Company or any Company Subsidiary contributes or is obligated to contribute, that covers or covered any current or former employee, consultant, independent contractor or director (or beneficiary thereof) of any of the Companies or any Company Subsidiary, (each, a “Company Plan” and, collectively, the “Company Plans”) that are material. Each Company Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) as of the date of this Agreement has been separately identified. True and complete copies of all Company Plans listed in Section 4(a)(xv)(A) of the Stockholders’ Disclosure Schedule and all amendments thereto have been delivered or otherwise made available to Acquiror.
(B) Listed in Section 4(a)(xv)(B) of the Stockholders’ Disclosure Schedule is, as of the date of this Agreement, each contract or agreement (whether written or unwritten) of any Company or any Company Subsidiary or any of their Affiliates (other than such agreements between Lazard Alternative Investments LLC, Lazard Group LLC or any of their respective Affiliates (other than the Companies and the Company Subsidiaries) and persons employed by any such entities) with or addressed to any individual who is rendering or has rendered services thereto as an employee, director or consultant pursuant to which any Company or any Company Subsidiary has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services (an “Employment Agreement”). True and complete copies of all Employment Agreements listed in Section 4(a)(xv)(B) of the Stockholders’ Disclosure Schedule and all amendments thereto have been delivered or otherwise made available to Acquiror.

(C) All Company Plans and Employment Agreements are in compliance in all material respects with ERISA, the Code and other applicable Laws and their applicable terms and each Company Plan which is intended to be a Qualified Plan has received the most recently available favorable determination letter (under the “GUST” or “EGTRAA” round of filings), or has pending an application for such determination from the IRS, and to the Knowledge of the Stockholders, there exist no circumstances as to why any such determination letter should be revoked or not be reissued. None of the Companies or the Company Subsidiaries has engaged in any transaction with respect to any Company Plan subject to ERISA that could subject any Company or Designated Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA, except for any tax or penalty that does not have a Material Adverse Effect.
(D) No Company or Designated Subsidiary is subject to any liability, and, to the Knowledge of the Stockholders, no circumstances exist that could result in any liability of a Company or Designated Subsidiary, (1) under Title IV of ERISA or Sections 412, 430 or 4971 of the Code with respect to any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, or “multiemployer plan,” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), currently or formerly maintained or participated in by any of them, or any entity that is an ERISA Affiliate of any Company or Designated Subsidiary or (2) as a result of a failure of a Company, Designated Subsidiary or any of their ERISA Affiliates to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. None of the Company Plans is (A) subject to Title IV or Section 302 or 302 of ERISA or Section 412, 430 or 4971 of the Code; (B) a Multiemployer Plan; or (C) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA and to which a Company or Designated Subsidiary or any of their ERISA Affiliates contributes or has an obligation to contribute. No notice of a “reportable event” within the meaning of Section 4043 of ERISA for which the reporting requirement has not been waived or extended, has been required to be filed by any Company or Company Subsidiary or any of their ERISA Affiliates within the 12-month period ending on the date of this Agreement or will be required to be filed in connection with the transactions contemplated hereunder and no notices have been required to be sent to participants and beneficiaries of any Company Plan or the PBGC under Section 302 or 4011 of ERISA or Section 412 of the Code, except any liability or required notice which does not have a Material Adverse Effect.

(E) (1) All contributions required to be made under or to each Company Plan and Employment Agreement have been timely made and all obligations in respect of each Company Plan and Employment Agreement have been properly accrued and reflected in the most recent consolidated balance sheet prior to the date of this Agreement, (2) no single-employer plan of an ERISA Affiliate has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year, except for any failure to make required contributions or accrue and reflect obligations in clause (1) or any filing in clause (2) which does not have a Material Adverse Effect.
(F) No Company or Designated Subsidiary has, as of the date of this Agreement, any current or contingent obligations for any post-employment or post-retirement health, death, life insurance or other welfare benefits in respect of any retired, former or current employees and/or directors except as otherwise required by Law.
(G) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will: (1) entitle any employee, director or consultant of the Companies or a Company Subsidiary to severance pay or any increase in severance pay under any of the Company Plans upon any termination of employment on or after the date of this Agreement, (2) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits under, or increase the amount or value of any payment to any employee, officer or director of any Company or Designated Subsidiary, or could limit the right to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust or (3) result in payments or benefits under any Company Plan or Employment Agreement which would not be deductible under Section 162(m) or Section 280G of the Code, except in each case in clauses (1) – (3) above as would not be binding on the Companies or Designated Subsidiaries after Closing.

(xvi) Employee and Labor Relations. As of the date of this Agreement, no Company or Designated Subsidiary is a party to, or is bound by, any collective bargaining agreement or other similar contract with any labor union representing employees of such company. As of the date of this Agreement, except as is reflected in information that is generally available to the public, to the Knowledge of the Stockholders (A) no labor organization or group of employees of any Company or Company Subsidiary has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority and (B) there are no (1) strikes, work stoppages or lockouts or (2) formal organizing activities or material labor disputes, in either case, pending or threatened against any Company or Company Subsidiary, and in the case of clause (2), other than those that reasonably could be expected to arise in the ordinary course of business for an enterprise of the size and nature of the Companies and the Company Subsidiaries. Each individual who renders services to any Company or Designated Subsidiary who is classified as having the status of an independent contractor or other non-employee status for any purpose (including for Tax purposes and Tax reporting and under Company Plans) is properly so characterized. As of the date of this Agreement, each person listed on Section 4(a)(xvi) of the Stockholders’ Disclosure Schedule (a “Key Employee”) is subject to a binding employment agreement, including the document appended thereto referred to therein as the “Executive’s Schedule,” a copy of each of which is being delivered to Acquiror concurrently herewith.
(xvii) Intellectual Property.
(A) Section 4(a)(xvii)(A) of the Stockholders’ Disclosure Schedule sets forth a list of all subsisting material trademark applications, trademark registrations, service mark applications and service mark registrations filed on behalf of any Company or Designated Subsidiary as of the date of this Agreement.
(B) As of the date of this Agreement, the Companies and Designated Subsidiaries own free and clear of any liens or other encumbrances (other than non-exclusive licenses granted in the ordinary course of business), or have the right to use, the trademarks, trade names and service marks necessary to the conduct of the businesses of the Companies and Designated Subsidiaries as conducted as of the date of this Agreement, except where the failure to so own, or have the right to use, any such trademark, trade name or service mark does not have and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(C) Between January 1, 2008 and the date of this Agreement, no claim has been made against any Company or Designated Subsidiary in writing by any Person challenging either the right of any Company or Designated Subsidiary to use, or the validity of, any trademark or service mark listed in Section 4(a)(xvii)(A) of the Stockholders’ Disclosure Schedule, except for any claim or challenge by intellectual property office examiners at any Governmental Authority as part of any application or renewal process or as does not have and is not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(D) To the Knowledge of the Stockholders: (i) the conduct of the business of the Companies and the Designated Subsidiaries as conducted as of the date of this Agreement by the Companies and the Designated Subsidiaries does not infringe the intellectual property of any third party and (ii) no Person is infringing any intellectual property that any Company or Designated Subsidiary owns, except in either case as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(xviii) Real Property. Section 4(a)(xviii) of the Stockholders’ Disclosure Schedule lists, as of the date of this Agreement: (a) each of the senior living facilities directly or indirectly owned, leased or subleased by any of the Companies or any of the Designated Subsidiaries (the “Facilities”), (b) the street address and the licensed capacity of each such Facility, (c) the Designated Subsidiary that owns each such Facility, and, if applicable, the identity of any other Designated Subsidiary or NY License-Holder that leases such Facility from the relevant owner, (d) where applicable, the identity of the current lease agreement for each lease pursuant to which a Company or a Designated Subsidiary leases all or part of a Facility from a third party (each a “Lease”) and (e) any other material Real Estate Agreement (excluding Resident Leases and Permitted Liens). No Company or Designated Subsidiary leases, subleases or otherwise permits the occupancy by any third party (other than a resident under a Resident Lease and other than a commercial enterprise that provides services to residents at a Facility) of all or any portion of any of the Facilities. None of the Companies or the Designated Subsidiaries owns, leases, subleases any real property other than the Facilities.
With respect to each parcel of real property owned by the Companies and the Designated Subsidiaries (each, an “Owned Real Property” which Owned Real Property as of the date hereof shall be so designated in Section 4(a)(xviii) of the Stockholders’ Disclosure Schedule):
(A) the Company or Designated Subsidiary that is the record owner of the Facility indicated in Section 4(a)(xviii)(A) of the Stockholders’ Disclosure Schedule (or, in the case of the Facility known as “Marland Place”, Marland Place Associates Limited Partnership) that is located on such Owned Real Property has good, marketable and valid fee simple title to such Owned Real Property, free and clear of any mortgage, deed of trust, claim against title, pledge, security interest, easement, right of way, reservation, agreement or other lien, encumbrance or title defect of any kind that reasonably could be expected to impair in any material respect the current use, occupancy or operation by the Companies or the Designated Subsidiaries of the property subject thereto, except only for Permitted Liens;

(B) all Facilities located on the Owned Real Property are (x) supplied with utilities and other services adequate for the operation of said Facilities, (y) are in working order sufficient for their normal operation in the business of the Companies and the Designated Subsidiaries, subject only to normal wear and tear, and without any material structural defects and (z) are adequate and suitable for the purposes for which they are presently being used;
(C) each of the Facilities located on the Owned Real Property has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof;
(D) there are no pending or, to the Knowledge of the Stockholders, threatened condemnation proceedings relating to the Owned Real Property;
(E) there are no outstanding agreements, contracts, commitments, options, or rights of first refusal granted to third parties to purchase the Owned Real Property, the Facilities thereon, or any portion thereof or interest therein;
(F) (i) there are no material existing zoning violations with respect to any Owned Real Property, (ii) there are no pending proceedings initiated by or on behalf of any Company or Company Subsidiary to change or redefine the zoning classification of all or any portion of any the Owned Real Property, and (iii) no Stockholder, Company or Designated Subsidiary has received written notice of, and to the Knowledge of the Stockholders there is no, proposed proceeding of such kind in each case that reasonably could be expected to have a material adverse effect on the current use, occupancy or operation of any Facility; and
(G) the Owned Real Property is assessed by local property assessors as a tax parcel or parcels separate from all other tax parcels.

With respect to the Leased Real Property:
(H) the Company or Designated Subsidiary that is the lessee under each Real Estate Agreement listed on Section 4(a)(xviii) of the Stockholders’ Disclosure Schedule has valid leasehold title to such Leased Real Property, free and clear of any mortgage, pledge, security interest, easement or other lien or encumbrance of any kind, other than Permitted Liens, that impair in any material respect the current use, occupancy or operation by the Companies or the Designated Subsidiaries of the property subject thereto;
(I) a correct and complete copy of each Lease and all amendments thereto have been made available to Acquiror.
(J) all Facilities located on the Leased Real Property are (x) supplied with utilities and other services adequate for the present operation of said Facilities, (y) are in working order sufficient for their normal operation in the business of the Companies and the Designated Subsidiaries, subject only to normal wear and tear and (z) are adequate and suitable for the purposes for which they are presently being used, occupied or operated;
(K) each of the Facilities located on the Leased Real Property has sufficient access to and from publicly dedicated streets, without any constraints that interfere with the normal use, occupancy and operation of the Facilities;
(L) except as set forth in the relevant Lease, the landlord therefor does not have any outstanding options or rights to terminate any Lease with regard to Leased Real Property prior to the expiration of the term thereof (except for termination rights following a casualty, condemnation, default or similar event);
(M) there are no pending or, to the Knowledge of the Stockholders, threatened condemnation proceedings relating to the Leased Real Property; and
(N) (i) there are no material existing zoning violations with respect to any Leased Real Property, (ii) there are no pending proceedings initiated by any Company or Company Subsidiary to change or redefine in any material respect the zoning classification of all or any portion of any the Leased Real Property, and (iii) no Stockholder, Company or Designated Subsidiary has received written notice of, and to the Knowledge of the Stockholders there is no, proposed proceeding of such kind, in each case that reasonably could be expected to have a material adverse effect on the current use, occupancy or operation of any Facility located on such Leased Real Property.

With respect to both the Owned Real Property and the Leased Real Property:
(O) The Companies’ or the applicable Designated Subsidiary’s fee simple or leasehold title to each Owned Real Property or Leased Real Property is insured pursuant to a title insurance policy duly issued by a national title insurance company (each such policy, a “Company Title Insurance Policy”) and, to the Knowledge of the Stockholders, each Company Title Insurance Policy is valid, in full force and effect and no claim has been made thereunder;
(P) Section 4(a)(xviii)(P) of the Stockholders’ Disclosure Schedule lists, as of the date of this Agreement, each material renovation or construction project with aggregate projected costs in excess of $2,000,000 currently being performed at any Real Property (the “Construction Projects”). Section 4(a)(xviii)(P) of the Stockholders’ Disclosure Schedule sets forth, as of the date of this Agreement, the budgeted cost and cost to complete each Construction Project. None of the Companies or Designated Subsidiaries has received written notice of material default by it of any obligation with respect to the Construction Projects and, to the Knowledge of the Stockholders, the contractors obligated to complete any of the Construction Projects are not in material default with respect to such obligations;
(Q) As of the date hereof, to the Knowledge of the Stockholders, the Companies and the Designated Subsidiaries have not received any written notice from the relevant taxing authority of (i) an increase in the assessed value and/or millage rate applicable to any Owned Real Property that reasonably can be expected to result in an increase of greater than 5% in the real property taxes payable with respect to that Owned Real Property for the next taxable period (as measured against the real property taxes owed in the current comparable period) or (ii) the imposition of any public improvement assessment or other special charge applicable to any Owned Real Property involving an amount payable in the next tax period that will exceed the amount payable for such item in the current tax period, if any, by greater than $100,000; and
(R) A Company or a Designated Subsidiary has valid title to all material personal property located on any Real Property, free and clear of all liens, except for Permitted Liens and liens that are immaterial or relate to debt and encumbrances and which do not materially detract from the value of such property.
(S) each of the Real Estate Agreements is in full force and effect and is valid, binding and, to the Knowledge of the Stockholders, enforceable in accordance with its terms against the lessor or lessee. Neither any Company nor any Designated Subsidiary has received written notice of any default by it or, to the Knowledge of the Stockholders, by any other party, pursuant to the terms of any Real Estate Agreement.

The Parties agree that the representations in this Section 4(a)(xviii) do not relate to and shall not be interpreted as addressing compliance with Environmental Laws, it being understood that all representations relating to those matters are set forth exclusively in Section 4(a)(xiii).
(xix) OFAC. No Stockholder and to the Knowledge of the Stockholders, no Person that owns an equity interest in any Stockholder is (i) listed on the Specially Designated Nationals and Blocked Persons List or any other similar list maintained by the Office of Foreign Assets Control, United States Department of the Treasury, pursuant to any authorizing statute, executive order or regulation, (ii) a “specially designated global terrorist” or other Person listed in Appendix A to Chapter V of 31 C.F.R., as the same has been from time to time updated and amended or (iii) a Person either (A) included within the term “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (B) designated under Section 1(a), 1(b), 1(c) or 1(d) of Executive Order No. 13224, 66 Fed. Reg. 49079 (published September 25, 2001) or a Person similarly designated under any related enabling legislation or any other similar Executive Orders. No Stockholder is restricted or prohibited from entering into this Agreement (either directly or indirectly) by any United States federal or state law, executive order of the President of the United States or any rule, regulation or other promulgation of any Governmental Authority.
(xx) Intercompany Agreements. Section 4(a)(xx) of the Stockholders’ Disclosure Schedule lists, as of the date of this Agreement, (a) all contracts between or among (i) any Company or Designated Subsidiary on the one hand, and (ii) (A) any Stockholder or Affiliate of Stockholder (other than any Company or any Designated Subsidiary) or (B) any Company Subsidiary that is not a Designated Subsidiary, on the other hand and (b) any contracts between or among any Stockholder or Affiliate thereof (other than any Company or any Designated Subsidiary) or the Management Subsidiaries, on the one hand, and any third parties, on the other, under which any Company or Designated Subsidiaries receives benefits that are material to their business (other than the management agreements in place as of the date of this agreement, which agreements will be replaced with Management Agreements at Closing).
(xxi) Books and Records. The financial books and records of each Company are complete and correct in all material respects for the periods for which they exist and accurately reflect the transactions to which each Company and Designated Subsidiary (but only since the acquisition of such Designated Subsidiary, directly or indirectly, by any Company) is a party or by which its properties are bound. The minute books of each Company contain records that are accurate and complete of all meetings held of, and action taken by, stockholders of each Company, the board of directors of each Company and any committees of the board of directors of each Company, except with regard to minutes for the most recent meeting of a particular entity which are in the process of being prepared and/or approved. At the Closing, all of those books and records will be in the possession or control of the respective Company or, at the request of Acquiror, Management Holdco on its behalf.

(xxii) Investment Company Act of 1940. No Company or Designated Subsidiary is, or at the Closing will be, required to be registered under the Investment Company Act of 1940, as amended.
(xxiii) Brokerage Fees. The only broker or finder that has acted for the Stockholders in connection herewith, or the transactions contemplated hereby, or that may otherwise be entitled to any brokerage fee, finder’s fee or commission in respect hereof or thereof, is Lazard Frères & Co. LLC. The Stockholders shall pay all fees or commissions that may be payable to Lazard Frères & Co. LLC.
(xxiv) Solvency. As of the Closing, Management Holdco will be solvent. The Stockholders shall share a complete and correct copy of any valuation analysis of Management Holdco prepared by any valuation firm or similar expert in connection with the Closing, and any such valuation shall conclude that the equity value of Management Holdco is greater than zero.
(xxv) Sufficiency of Assets. At the Closing and taking into account the Facility Management Agreements and the Master Agreement (and the assets, properties and rights that Management Holdco and its Subsidiaries are expressly contemplated to retain thereunder and/or under the Stockholders’ Pre-Closing Steps Outline), the Companies and the Designated Subsidiaries will own or have the right to use all of the assets, properties and rights available to the Companies and the Company Subsidiaries today and reasonably necessary to conduct the respective businesses of the Companies and the Company Subsidiaries as conducted as of the date hereof. After giving effect to the Closing, except as expressly contemplated by the Facility Management Agreements, the Master Agreement and the Stockholders’ Pre-Closing Steps Outline, the Stockholders and their respective Affiliates will not own any assets, properties or rights that are necessary for the conduct of the business and operations of the Companies and the Company Subsidiaries as conducted as of the date hereof that will not be made available to the Surviving Entities or the Designated Subsidiaries pursuant to the Facility Management Agreements or the Master Agreement.
(xxvi) Non-Exempt Assets. At the Closing, the Companies and the Designated Subsidiaries will not hold non-exempt assets, as determined under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules, regulations, and interpretations promulgated thereunder (the “HSR Act”), valued in excess of $63.4 million.

(xxvii) Takeover Statutes. The board of directors of the Companies have taken all actions necessary to make this Agreement and the Mergers, exempt or not subject to the requirements of any “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States.
(b) Representations and Warranties of Acquiror. Acquiror hereby represents and warrants to the Stockholders as follows:
(i) Organization and Authority.
(A) Acquiror and each of the Merger Subs is validly existing and in good standing under the laws of Delaware. Acquiror is duly registered or otherwise qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or ownership of its assets requires it to be so qualified, except where the failure to be so qualified does not have an Acquiror Material Adverse Effect. Acquiror and the Merger Subs have all requisite organizational power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Acquiror and each of the Merger Subs and, assuming due authorization, execution and delivery of this Agreement by the Stockholders and the Companies, constitutes a valid and binding obligation of Acquiror and each of the Merger Subs, enforceable against Acquiror in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity. Each agreement and other instrument to be delivered by Acquiror and/or its Subsidiaries at Closing pursuant to Section 3(b) will be duly authorized, executed and delivered by such party and, assuming due authorization, execution and delivery of the agreement by the other parties thereto (other than Acquiror and its Affiliates), will constitute a valid and binding obligation of Acquiror and its Subsidiaries, as applicable, enforceable against Acquiror and/or its Subsidiaries, as applicable, in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights generally and by general principles of equity.
(B) The board of directors of each Merger Sub (by unanimous written consent) has (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable and fair to and in the best interests of the Merger Subs and their sole member and (ii) adopted this Agreement and the transactions contemplated hereby, including the plan of merger contained in this Agreement.

(C) No vote of the holders of any class or series of Acquiror’s capital stock is necessary to approve this Agreement or the transactions contemplated hereby. Upon receipt of the Acquiror Consents, no further vote of the members of the Merger Subs is necessary to adopt this Agreement and approve the Merger.
(D) Each Subsidiary of Acquiror is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and is duly registered or otherwise qualified to do business as a foreign entity in each of the jurisdictions in which the nature of its business or the ownership of its assets requires it to be so qualified, except in each case where the failure to be in good standing or so registered or qualified does not have an Acquiror Material Adverse Effect.
(ii) Capitalization.
(A) As of the date hereof, the authorized capital stock of Acquiror consists of 310,000,000 shares, consisting of (I) 300,000,000 shares of common stock, $0.25 par value per share, 157,096,035 of which are duly authorized, validly issued and outstanding, and (II) 10,000,000 of preferred stock, $1.00 par value per share, of which none are issued and outstanding.  The outstanding shares of Acquiror Common Stock are fully paid and nonassessable.  In addition, as of the date hereof, 1,815,371 shares of Acquiror Common Stock are reserved for issuance upon exercise of outstanding options to purchase shares of Acquiror Common Stock, 67,869 shares of Acquiror Common Stock are reserved for issuance upon conversion or settlement of outstanding restricted or deferred stock units issued pursuant to Acquiror’s stock option and stock incentive plans, and 3,736,385 shares of Acquiror Common Stock are available for future grant pursuant to Acquiror’s stock option and stock incentive plans.
(B) As of the date hereof, the capital stock described in clause (A) immediately above constitutes all of the issued and outstanding shares of capital stock of Acquiror.
(C) The shares of Acquiror Common Stock to be delivered to the Stockholders pursuant to this Agreement will not be issued in violation of, or be subject to, any preemptive or subscription rights.
(D) Except as disclosed in the Acquiror SEC Documents filed as of the date hereof or as issued after the date hereof in the ordinary course of business, there are no outstanding warrants, options or other rights or commitments pursuant to which Acquiror or any of its Affiliates is, or may become, obligated to issue or purchase, redeem or otherwise acquire any shares of capital stock or other securities.

(iii) Authority to Issue Shares. Acquiror has, and at Closing will have, the authority to issue such number of shares of Acquiror Common Stock and to transfer and deliver such shares to the Stockholders as is required to consummate the transactions contemplated hereby without the need to obtain authorization from any Persons. At Closing, such shares will be duly authorized, validly issued, fully paid and nonassessable and will be free and clear of any lien or encumbrance other than those arising from any acts of the Stockholders or their Affiliates.
(iv) Availability of Funds. Acquiror has, and at Closing Acquiror will have, available to it a combination of cash and fully committed debt facilities in amounts sufficient to enable it (A) to pay the cash component of the Merger Consideration, (B) to the extent required, to pay off or refinance all indebtedness and capital leases of the Companies and the Designated Subsidiaries, and (C) to satisfy all other obligations of Acquiror hereunder without the need for any further financing, and prior to the date of this Agreement Acquiror has provided true and correct proof thereof to the Companies.
(v) No Conflict; Governmental Approvals.
(A) Neither the execution and delivery by Acquiror and the Merger Subs of this Agreement nor the consummation by Acquiror and the Merger Subs of the transactions contemplated hereby does or will (1) conflict with or violate any provision of the organizational documents of Acquiror, any Merger Sub or any of their Subsidiaries, (2) conflict with, violate, or constitute a breach of or default under, or result in the creation of a lien on any assets of Acquiror, any Merger Sub or any of their Subsidiaries pursuant to, or result in the acceleration or termination of, or result in a material increase in payment obligations under, with or without notice or lapse of time or both, any material instrument, contract, commitment, agreement or arrangement to which Acquiror or any Merger Sub is a party or by which it is bound, or (3) conflict with or violate any applicable provision of any applicable Law or any decision, judgment, order or decree of any court or other Governmental Authority currently in effect to which Acquiror, any Merger Sub or any of their Subsidiaries is subject, except, in each case in clauses (2) — (3) above, any violation, conflict or other circumstance that does not have or would not be reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

(B) Except for filing of the Certificates of Merger in accordance with Delaware Law, and obtaining the consents and approvals of State licensing authorities necessary for the ownership, operation and management of each of the Facilities following Closing in the manner contemplated in this Agreement, none of Acquiror, any Merger Sub or any of their Subsidiaries is required to make or deliver any filing, notice or report to, or to obtain any consent or approval of, any Governmental Authority in connection with the execution and delivery by Acquiror and Merger Subs of this Agreement, the Mergers or any of the other transactions contemplated herein, including the transactions described in the Stockholders’ Pre-Closing Steps Outline and Acquiror’s Pre-Closing Steps Outline, except for such consents or approvals for which the failure to obtain would not have an Acquiror Material Adverse Effect.
(vi) SEC Documents; Financial Statements; Undisclosed Liabilities.
(A) Acquiror has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed with the SEC by Acquiror since January 1, 2008 (collectively, the “Acquiror SEC Documents”). As of its respective filing date, each Acquiror SEC Document complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, as and to the extent applicable thereto, and the rules and regulations of the SEC promulgated thereunder applicable to such Acquiror SEC Document. None of the Acquiror SEC Documents, at the time filed, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(B) The consolidated financial statements of Acquiror included in the Acquiror SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP and the applicable rules and regulations of the SEC, the consolidated financial position of Acquiror and its consolidated Subsidiaries as of the date thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).
(vii) Absence of Certain Changes or Events. Between December 31, 2009 and the date of this Agreement, there has not been any Acquiror Material Adverse Effect.

(viii) Litigation. Except as disclosed in the Acquiror SEC Documents filed as of the date hereof, there are no claims, actions, lawsuits, arbitrations, proceedings or governmental investigations pending (with respect to which Acquiror has been served or otherwise notified) or, to the Knowledge of Acquiror, threatened against Acquiror or any of its Subsidiaries in any court or other similar forum that has, or if decided adversely to Acquiror or its Subsidiaries would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect. To the Knowledge of Acquiror, except as disclosed in the Acquiror SEC Documents filed as of the date hereof, neither Acquiror nor any Subsidiary thereof has been specifically identified as a party subject to restrictions or limitations of any material nature in any judgment, order or decree of any Governmental Authority, except for such restrictions or limitations which do not have an Acquiror Material Adverse Effect.
(ix) Compliance with Laws. Except as disclosed in the Acquiror SEC Documents filed as of the date hereof, Acquiror and its Subsidiaries have complied with all applicable Laws and have not received any notice of violation of any such Law, except as would not have an Acquiror Material Adverse Effect.
(x) Contracts. All Acquiror Material Contracts have been filed as exhibits to the Acquiror SEC Documents. Each Acquiror Material Contract is in full force and effect and is valid, binding and enforceable against Acquiror and/or its Subsidiaries party thereto, and, to the Knowledge of Acquiror, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of Acquiror or any of its Subsidiaries, nor, to the Knowledge of Acquiror, any other party thereto, is in material breach or violation of, or default under, any Acquiror Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Acquiror Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, an Acquiror Material Adverse Effect. As of the date of this Agreement, none of Acquiror or any of its Subsidiaries has received any written notice of an event of default pursuant to the terms of any Acquiror Material Contract, specifically excluding, for this purpose, any notice of an alleged event of default which has since been withdrawn or otherwise remedied and any notice of default which, even if true, does not have an Acquiror Material Adverse Effect.
(xi) Taxes.
(A) Acquiror has been since January 1, 1999, and will be through the Closing Date, a REIT within the meaning of Section 856 of the Code. To its Knowledge, Acquiror has neither taken nor omitted to take any action that could result in a reasonable challenge to its status as a REIT, and no such challenge is pending or threatened in writing.

(B) Neither the Acquiror nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, any of the Mergers from qualifying as a reorganization under Section 368(a) of the Code.
(xii) Insurance. Acquiror maintains insurance policies with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Acquiror.
(xiii) Investment Company Act of 1940. Neither Acquiror nor any Subsidiary thereof is, or at Closing will be, required to be registered under the Investment Company Act of 1940, as amended.
(xiv) OFAC. Acquiror is not (i) listed on the Specially Designated Nationals and Blocked Persons List or any other similar list maintained by the Office of Foreign Assets Control, United States Department of the Treasury, pursuant to any authorizing statute, executive order or regulation, (ii) a “specially designated global terrorist” or other Person listed in Appendix A to Chapter V of 31 C.F.R., as the same has been from time to time updated and amended or (iii) a Person either (A) included within the term “designated national” as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (B) designated under Section 1(a), 1(b), 1(c) or 1(d) of Executive Order No. 13224, 66 Fed. Reg. 49079 (published September 25, 2001) or a Person similarly designated under any related enabling legislation or any other similar Executive Orders. Acquiror is not restricted or prohibited from entering into this Agreement (either directly or indirectly) by any United States federal or state law, executive order of the President of the United States or any rule, regulation or other promulgation of any Governmental Authority.
(xv) Source of Funds. Acquiror has taken such measures as are required by law (including the Bank Secrecy Act, 31 U.S.C. §§ 5311 et seq., and all applicable laws, regulations and government guidance on compliance therewith and on the prevention and detection of money laundering violations under 18 U.S.C. §§ 1956 and 1957) to ensure that (i) funds to be used to pay the Merger Consideration and any applicable adjustment thereto, and (ii) with respect to each holder of a direct or indirect interest in Acquiror, funds invested by such holders in Acquiror, are derived from legal sources. The sources of Acquiror’s funds for the payment of the Merger Consideration are U.S. Persons and otherwise satisfy the requirements of the U.S. “PATRIOT Act”.

(xvi) Solvency; No Bankruptcy. Acquiror is solvent. Acquiror has not filed any petition in bankruptcy or other insolvency proceedings or proceedings for reorganization of Acquiror or for the appointment of a receiver or trustee for all or a substantial portion of Acquiror’s assets. Acquiror has not made any general assignment for the benefit of creditors or filed a petition for, or entered into, any arrangement with creditors or filed a petition for an arrangement with creditors or otherwise admitted in writing an inability to pay debts as they become due.
(xvii) Brokerage Fees. The only brokers or finders that have acted for Acquiror or the Merger Subs in connection herewith, or the transactions contemplated hereby, or that may otherwise be entitled to any brokerage fee, finder’s fee or commissions in respect hereof or thereof, are Jefferies & Company and Centerview Partners LLC. Acquiror shall pay all fees or commissions that may be payable to Jefferies & Company and Centerview Partners LLC.
(xviii) Non-Exempt Assets. None of the Acquiror or any of the Merger Subs holds non-exempt assets, as determined under the HSR Act, valued in excess of $63.4 million.
(c) Survival. The representations and warranties herein shall survive the Closing but shall be subject in all respects to the limitations set forth in Section 6.
5. Covenants.
(a) Covenants of the Stockholders. The Stockholders hereby covenant to Acquiror as follows:
(i) Ordinary Conduct. Except as required by Law or as set forth in the Stockholders’ Pre-Closing Steps Outline and Acquiror’s Pre-Closing Steps Outline, the Description of Approved Capital Transactions attached hereto as Exhibit P, or otherwise contemplated herein, from the date of this Agreement through the Closing, (x) the Stockholders agree to cause the Companies and the Designated Subsidiaries to conduct their businesses in the ordinary course, to use their reasonable efforts to preserve substantially intact the business organization of the Companies and the Designated Subsidiaries, and to use their reasonable efforts to preserve the current relationships of the Companies and the Designated Subsidiaries with customers, suppliers and other Persons with which the Companies or the Designated Subsidiaries have significant business relations, (y) the Stockholders agree to cause the Companies and the Designated Subsidiaries to engage in (1) the transactions set forth in the Description of Approved Capital Transactions attached hereto as Exhibit P, in amounts and in a manner (including with respect to timing) consistent with both Exhibit P and the Net Debt Statement and (2) all routine, budgeted capital expenditures, in amounts and in a manner (including with respect to timing) consistent with the Net Debt Statement, and (z) without limitation to the foregoing, the Stockholders will not cause or authorize any Company or any Designated Subsidiary to do any of the following without the prior written consent of Acquiror:
(A) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any capital stock or any option, warrant or right to purchase or otherwise receive any capital stock of any Company or Designated Subsidiary, any securities convertible into or exchangeable or exercisable for the capital stock of any Company or Designated Subsidiary, or any options, calls, warrants or other rights to acquire any shares of such capital stock or such convertible or exchangeable or exercisable securities;

(B) declare, set aside or make any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to its capital stock; provided, however, that (1) distributions (as dividends, loans or advances) of assets may be made between Companies, between Designated Subsidiaries and between Designated Subsidiaries and the Companies at any time as determined by the Stockholders to be necessary or desirable, and (2) any Company or Company Subsidiary may distribute cash to its equity investors prior to or concurrently with the Closing;
(C) (i) except as required by applicable Law, enter into, amend or terminate any collective bargaining agreement or (ii) except as may be required under an existing Company Plan or Employment Agreement or applicable Law, enter into, establish, amend, terminate or withdraw from, any Company Plan, other Benefit Plan or Employment Agreement with, for or in respect of, any employee or consultant of a Company or any Designated Subsidiary, except in each case in this Section 5(a)(i)(C) as would not be binding upon, or give rise to any liability to, any Company or Designated Subsidiary following the Closing;
(D) grant to any officer-level employee any increase in compensation or other employee benefits or increase the compensation or other employee benefits of non-officer level employees, except (i) as may be required under existing agreements or applicable Law and/or as may arise in the ordinary course of business, consistent with past practice, and (ii) retention arrangements that will be fully satisfied prior to Closing or will otherwise not be binding upon, or give rise to any liability to, any Company or Designated Subsidiary following Closing;
(E) incur a material amount of indebtedness for borrowed money or guarantee any such indebtedness, other than refinancings of existing indebtedness or guarantees related to such refinancings made prior to the expiration of such existing financings on such terms, in each case as are approved by Acquiror (such approval not to be unreasonably withheld, conditioned or delayed);

(F) enter into, amend, modify, renew, extend or terminate any Material Contract (or agreement that would be a Material Contract if in effect as of the date hereof), or cancel, modify or waive any debts or claims or waive any rights held by it thereunder, except for such entry into, amendment, modification, renewal, extension, termination, cancellation or waiver (A) resulting in, or obligating the Companies or any of the Designated Subsidiaries to make, payments by the Companies or any of the Designated Subsidiaries of not more than $100,000 individually or $250,000 in the aggregate or (B) that would not create any binding obligation on any Company or Designated Subsidiary for more than twelve (12) months after the Closing Date;
(G) enter into or amend any lease of any portion of any Owned Real Property or Leased Real Property, other than the amendment of, or entry into, any lease of supporting commercial space at any Facility in the ordinary course of business with third parties on arms-length terms for a term of no more than twelve (12) months and other than entering into Resident Leases on terms consistent with past practice or otherwise on market terms;
(H) sell, mortgage, pledge, encumber, subject to lien or encumbrance on, or dispose of any Real Property or other material assets of any Company or Designated Subsidiary, other than to secure indebtedness permitted as provided in clause (E) above;
(I) modify in any material respect the general business of any Company or Designated Subsidiary from the ownership, management, operation and/or development of senior residence facilities and business related thereto;
(J) purchase or otherwise acquire any assets or commit any Company or Designated Subsidiary to make any capital investments, other than capital expenditures (A) required under Real Estate Agreements or other Material Contracts for capital improvements, (B) required for compliance with applicable Law or the requirements of any Governmental Authority, (C) determined by the Stockholders in their reasonable discretion to be reasonably necessary to address an emergency arising at a Facility or Real Property or (D) not described in any of clauses (A) through (C) immediately above and are made with respect to properties or other assets that (i) will be owned by the Companies and the Designated Subsidiaries after the Closing so long as they do not exceed $3,000,000 in the aggregate per month, or (ii) will not be owned by the Companies or Designated Subsidiaries after the Closing so long as they do not exceed $300,000 in the aggregate per month (it being agreed, in each of clauses (i) and (ii) that the Stockholders will have the right to use the unspent portion from any month in any subsequent month);

(K) sell or otherwise dispose of any assets, except for the sale or other disposal of items of personal property in the ordinary course of business;
(L) make or rescind any material Tax election, enter into any Tax sharing or Tax indemnity agreement, or settle any material Tax liability;
(M) make any material change in the accounting methods or principles applied by any Company in the preparation of its financial statements unless the same is required by GAAP, applicable Law or the order of any Governmental Authority;
(N) unless required by applicable Law, adopt or propose any change in its charter, articles of organization, certificate of incorporation, certificate of formation, limited liability company agreement, partnership agreement, by-laws or other similar organizational documents, as applicable;
(O) merge or consolidate itself with any other Person, or restructure, reorganize or completely or partially liquidate itself;
(P) make any loans, advances or capital contributions to or investments in any Person other than amongst the Companies and Designated Subsidiaries;
(Q) settle or compromise any claim, action, lawsuit, arbitration, proceeding or investigation, other than as does not involve either (i) the admission of wrongdoing, the institution of mandated new procedures or other business conduct or the imposition of equitable or similar relief or (ii) payments in excess of $100,000 with respect to any individual matter and $1 million in the aggregate;
(R) manage payables, receivables, current assets, current liabilities or working capital in any manner other than the ordinary course of business consistent with past practice; or
(S) enter into any agreement or otherwise make any binding commitment to do any of the foregoing.

(ii) Insurance and Insurance Proceeds.
(A) The Companies and Designated Subsidiaries shall keep each of the Insurance Policies presently held by them, or substantially equivalent replacement policies (including coverage types, endorsements thereto, coverage amounts and deductibles, based in each case on the coverages that are then available on commercially reasonable terms), in full force and effect through the Closing. The Stockholders agree to cause Management Holdco to purchase, at Management Holdco’s expense, from a reputable third party insurer, for the express benefit of each Company, each Designated Subsidiary and Management Holdco, a pre-paid irrevocable six-year policy providing “tail” coverage, effective as of the Closing, with respect to claims made during such six-year period alleging Events or Medical Incidents (as defined in the Existing PL/GL Policies) prior to Closing of a type that would have been covered by the PL/GL policies currently issued by RCI Insurance Company, Charles Channel Indemnity Inc. or Mystic River Insurance Inc. (the “Existing PL/GL Policies”) as well as the umbrella/excess liability policies currently issued by Lloyds of London, as if such policies had continued in effect during the tail period (“PL/GL Covered Claims”). Additionally, the Stockholders are responsible for causing Management Holdco to maintain the insurance reserves in an amount equal to the reserves that are currently being maintained by the Companies or Company Subsidiaries as of the date of this Agreement (subject to burnoff over time as claims are processed) for the liabilities relating to “GLPL Under $100,000 Deductible” incurred prior to the Closing (“PL/GL Deductible Claims”, and together with PL/GL Covered Claims, the “PL/GL Claims”) for the PL/GL Covered Claims made within such six-year period.
(B) Prior to the Closing, the Stockholders will cause the Companies to purchase, at the Companies’ cost and expense, for the express benefit of each Company and Designated Subsidiary and all persons who are covered by such policy on the date of this Agreement (with each of the Stockholders identified as a continuing additional insured with rights of direct payment), a pre-paid irrevocable six-year “tail” directors’ and officers’ insurance policy that provides coverage for events occurring prior to Closing, on terms no less favorable than the coverage provided under the Companies’ current directors’ and officers’ insurance policies.

(iii) Access.
(A) Prior to the Closing, the Stockholders will, and will cause the Companies and the Designated Subsidiaries to, (A) give Acquiror and Acquiror’s Representatives reasonable access during normal business hours and upon reasonable notice to the employees, directors and officers, properties and books and records of the Companies and the Designated Subsidiaries, (B) furnish to Acquiror such financial and operating data and other information relating to the Companies and the Designated Subsidiaries as Acquiror may reasonably request, and (C) instruct the appropriate employees, directors and officers of the Companies and the Designated Subsidiaries to cooperate reasonably with Acquiror and Acquiror’s Representatives in connection with the foregoing, subject in each instance to continuation of the confidentiality and other terms and conditions of the confidentiality agreement among Acquiror and LF Strategic Realty Investors II L.P., LFSRI II-CADIM Alternative Partnership L.P., LFSRI II Alternative Partnership L.P., Senior Housing LP and Coinvestment LP, dated as of January 11, 2010, as amended by the letter agreement, dated as of January 14, 2010 and as further amended in Section 5(c)(vii) below (collectively, the “Confidentiality Agreement”).
(B) Acquiror shall have the right to prepare or cause to be prepared surveys, inspections, engineering studies and Phase I environmental assessments with respect to the Facilities (collectively, the “Inspections”), subject to the below provisions in this Section 5(a)(iii) and the continuation of the confidentiality and other terms and conditions of Confidentiality Agreement. Acquiror may only conduct Inspections during normal business hours and upon reasonable prior notice to the Stockholders (which notice shall include the names and titles of the persons who will participate in such Inspections and a brief statement of the purpose and expected duration of the visit and the scope of the Inspections proposed to be conducted) at such times as mutually agreed to by Acquiror and the Stockholders. The Stockholders, at their option, shall have the right to have a representative present during all such Inspections.
(C) Notwithstanding anything to the contrary in this Section 5(a)(iii), except as set forth in Section 5(a)(iii) of the Stockholders’ Disclosure Schedule, the Stockholders shall have the right, without limitation, to disapprove any and all entries, Inspections and other matters that in the Stockholders’ reasonable judgment could result in any injury to any of the Facilities or the Real Property or breach of any contract, or expose any Stockholder, Company or Designated Subsidiary to any losses or violation of applicable Law, or otherwise adversely affect any of the Facilities or the Real Property or any interest therein, and Acquiror shall obtain the Stockholders’ prior written consent to any such entries, Inspections or other matters that are invasive on the Facilities or the Real Property (including, without limitation, physical testing (environmental, structural or otherwise) at any of the Facilities or the Real Property (such as soil borings, water samplings and the like), which may be withheld in the Stockholders’ reasonable discretion and which may be conditioned, among other things, on Acquiror’s and/or Acquiror’s Representatives’ delivery to the Stockholders of evidence of insurance additional to that described in Section 5(a)(iii)(D) below. Acquiror shall coordinate with the Stockholders to conduct any Inspection in a manner that complies with all applicable Laws and regulations and does not cause or result in any disruption or damage of any material nature at any of the Facilities, any loss or expense or undue burden of any material nature on any of the residents, invitees or guests at each of the Facilities or disturbance or interference of any material nature with any of the activities of any of the residents, invitees or guests at each of the Facilities or the Real Property. Acquiror shall coordinate with the Stockholders to minimize disruption to residents, invitees and guests at each of the Facilities and the Real Property in connection with Acquiror’s or Acquiror’s Representatives’ activities pursuant to this Section 5(a)(iii). No consent by the Stockholders to any such activity shall be deemed to constitute a waiver or assumption of liability or risk by the Stockholders. Acquiror hereby agrees to repair, at Acquiror’s sole cost and expense, any damage caused by Acquiror or Acquiror’s Representatives to any of the Facilities or the Real Property so that such Facilities are or Real Property is restored to the same condition existing immediately prior to Acquiror’s exercise of its rights pursuant to this Section 5(a)(iii). In addition, Acquiror or Acquiror’s Representatives shall provide the Stockholders advance notice before communicating with any Governmental Authority concerning any of the Facilities or Real Property or any aspect thereof and shall provide the Stockholders or their representatives the opportunity to participate in any such communications.
(D) Prior to entering onto any Facility or the Real Property to conduct any inspection of an invasive nature, Acquiror and/or Acquiror’s Representatives shall deliver to the Stockholders a certificate or certificates of insurance, together with a copy of the endorsements to the applicable policies naming the Stockholders and their Affiliates (as may be directed by the Stockholders) as additional insureds, evidencing policies of commercial general liability insurance on an occurrence basis and automobile liability insurance covering all owned, hired and non-owned vehicles brought onto any of the Facilities, issued by an insurance company licensed to do business in the state(s) in which the Facilities are or Real Property is located and having a rating of at least “AX” by A.M. Best Company, with limits of at least $1,000,000 combined single limit per occurrence for bodily or personal injury or death, for property damage and loss of use thereof. Such insurance coverage shall: (i) be primary and any insurance maintained by the Stockholders or its Affiliates shall be excess and noncontributory, and (ii) include contractual liability coverage with respect to Acquiror’s indemnity obligations set forth below (it being understood, however, that the availability of such insurance shall not serve to limit or define the scope of Acquiror’s indemnity obligations under Section 5(a)(iii)(F) in any manner whatsoever). Such certificate(s) shall also provide that the coverage may not be cancelled, non-renewed or reduced without at least fifteen (15) days’ prior written notice to the Stockholders. Acquiror and/or Acquiror’s Representatives shall also maintain statutory workers’ compensation insurance in the amounts required by applicable statute and employers’ liability coverage of at least $1,000,000 per occurrence. In addition to the foregoing evidence of insurance, Acquiror shall, upon Stockholders’ written request, deliver to the Stockholders a copy of any insurance policy required to be maintained by Acquiror or Acquiror’s Representatives hereunder.

(E) Acquiror shall take commercially reasonable precautions to ensure that all actions taken in connection with the Inspections or other matters performed by or on behalf of Acquiror with respect to the Facilities or the Real Property, and all equipment, materials and substances generated, used or brought onto any of the Facilities or the Real Property pose no material threat to the safety of persons or the environment and cause no damage to any of the Facilities, the Real Property or other property of the Stockholders or other persons. Acquiror shall, at no cost to the Stockholders, deliver or cause to be delivered to the Stockholders copies of all reports, studies or assessments relating to any inspections and of any tests conducted at, or involving samples from, any of the Facilities or the Real Property by Acquiror or Acquiror’s Representatives at the same time received by Acquiror.
(F) Acquiror shall indemnify and hold harmless each Stockholder and its Affiliates from and against any and all Damages arising from the action or inaction of Acquiror or Acquiror’s Representatives related to the entry onto the Facilities or the Real Property by Acquiror or Acquiror’s Representatives, and any Inspections or other matters performed by Acquiror and/or Acquiror’s Representatives with respect to the Facilities or the Real Property. The limitations set forth in Section 6 shall not apply to Acquiror’s obligations under this Section 5(a)(iii), and Acquiror’s obligations under this Section 5(a)(iii) shall survive a termination of this Agreement.
(iv) Pre-Closing Consolidation and Management Company Spinoff Transactions. The Stockholders will cause the Companies, the Company Subsidiaries, Management Holdco and its Subsidiaries, as applicable, to consummate (i) the transactions contemplated in the Stockholders’ Pre-Closing Steps Outline (with such changes, or variations therein, if any, as may be requested by the Stockholders and approved by Acquiror, which approval will not be unreasonably delayed, conditioned or withheld) and (ii) at Acquiror’s expense, the additional steps outlined in the Acquiror’s Pre-Closing Steps Outline (with such changes, or variations therein, if any, as may be requested by Acquiror and approved by the Stockholders, which approval will not be unreasonably delayed, conditioned or withheld), in each case effective immediately prior to the Closing (it being understood that Acquiror will be responsible for preparing all documentation necessary to implement the Acquiror’s Pre-Closing Steps Outline, and all costs relating thereto).

(v) Employees and Benefit Plans. The Stockholders shall take such actions to cause the Companies and the Designated Subsidiaries not to have, any employees, directors or consultants as of the Closing and not to maintain, sponsor or have any current or contingent obligations or duties with respect to any Company Plan or any other Benefit Plan, and therefore, the Stockholders shall transfer or cause to be transferred to Management Holdco or one of its Subsidiaries prior to the Closing (A) the employment, directorship or consultancy, as applicable, of any employee, including any Key Employee, director and consultant (in each case, whether on vacation or other leave of absence or active or inactive status) of the Companies and Designated Subsidiaries, (B) any Employment Agreement and (C) any Company Plan maintained or sponsored by a Company or Designated Subsidiary. In connection with the foregoing, Management Holdco or one of its Subsidiaries or Affiliates (other than one of the Companies or Designated Subsidiaries) will assume or retain responsibility, as of the Closing, for all current or contingent, liabilities, obligations or duties accruing prior to the Closing and arising pursuant to any Employment Agreement, Company Plan, Stockholders Group Plan or any other Benefit Plan or any employment, consultancy, or directorship relationship between any individual, on the one hand, and any Company or any of the Designated Subsidiaries or their ERISA Affiliates (other than an Acquiror Employee), on the other hand (collectively, “Employee Liabilities”) and, from and after the Closing, none of the Companies or Designated Subsidiaries shall have responsibility for any Employee Liabilities. For purposes of clarity, there are no third-party beneficiaries of this Section 5(a)(v). For so long as they control Management Holdco, the Stockholders will cause Management Holdco to not waive or materially diminish any confidentiality restrictions and requirements contained in any employment agreement, or any other agreement, between Management Holdco or any of its Subsidiaries and any Covered Executive (as defined in the Retention Program (defined below)).
(vi) Retention and Incentive Program. The Stockholders will cause Management Holdco to adopt, no later than the Closing, the incentive and retention program (the “Retention Program”) outlined in the document referred to as the “Executive’s Schedule” appended to the executed employment agreement between Management Holdco and Mr. John A. Moore, including Annex B thereto (a copy of which has been delivered to Acquiror concurrently herewith pursuant to the last sentence of Section 4(a)(xvi)). The Stockholders further agree that, prior to the earlier of (i) the fifth anniversary of Closing and (ii) the termination of the Master Agreement or all of the Facility Management Agreements, Management Holdco will not make any Specified Change (as defined below) in the Retention Program in a manner that adversely impacts in any material respect the alignment that those features create between the employee beneficiaries, on the one hand, and Acquiror, on the other hand, without Acquiror’s approval (which approval will not be unreasonably withheld, conditioned or delayed). As used herein, Specified Change means any of the following changes to the Retention Program: (i) removing an individual from the list of Covered Executives (as such term is defined in the Retention Program) eligible to participate in the Retention Program at a time that such individual is still an employee, (ii) any change in the allocation of a Covered Executive’s Investment Amount (as such term is defined in the Retention Program) between Management Holdco and Acquiror stock, (iii) any change in the applicable formula that will result in a material reduction in the amount of the “Equity Match” or “Additional Payment Match” (as each such term is defined in the Retention Program) available to a Covered Executive under the Retention Program, (iv) any change in the percentage of the Additional Payment allocated to Management Holdco and its Subsidiaries to less than 25%, (v) acceleration of the vesting, payment or settlement of the Equity Match or the Additional Payment Match other than as specifically set forth in the Retention Program and (vi) changes in the Management Company’s call rights over Management Company stock held by the Covered Executives, other than in the case of an individually negotiated settlement in connection with the termination of employment of a particular Covered Executive.
(vii) Financing Cooperation. The Stockholders agree to cause the Companies and the Company Subsidiaries, as applicable, to, cooperate with Acquiror, at Acquiror’s sole cost, in connection with Acquiror’s financing of the transactions contemplated in this Agreement, all as reasonably requested by Acquiror, and in each case provided that such requested cooperation does not interfere in any material respect with the Stockholders’ efforts to prepare for Closing or with the ongoing operations of the Companies and the Company Subsidiaries. Such cooperation may include, among other things, (A) participating in meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies, (B) furnishing Acquiror and its financing sources with financial and other pertinent information regarding the Companies and the Company Subsidiaries as may be reasonably requested by Acquiror, (C) cooperating with Acquiror and its financing sources in their activities relating to the preparation of any offering document for any such financing to be raised to complete the transactions contemplated hereby, materials for rating agency presentations, and any similar documents, (D) forming, effective at Closing, or as promptly as practicable prior to Closing, additional entities to serve as direct and/or indirect Subsidiaries of any of the Companies or Designated Subsidiaries, (E) executing documents as may be reasonably requested by Acquiror, provided that such agreements are not effective until concurrent with or immediately following Closing and do not and will not result in any actual or potential liability to any of the Stockholders, Management Holdco or any of the Management Subsidiaries or any the foregoing entities’ Affiliates (other than the Companies and the Designated Subsidiaries), (F) requesting, and using commercially reasonable efforts, at Acquiror’s sole cost and expense, to obtain, estoppel certificates from landlords and other third parties (it being understood and agreed by Acquiror that receipt of any such requested estoppel certificates is not a condition of Closing), and (G) cooperating with Acquiror’s efforts in connection with the repayment or defeasance of any indebtedness of the Companies or any of the Designated Subsidiaries as of the Closing, including delivering (and/or revoking if not prohibited by terms of the applicable agreement) such payoff, defeasance or similar notices under any existing mortgage or mezzanine loans of the Companies or any Designated Subsidiary as reasonably requested by Acquiror (it being understood and agreed, by Acquiror, that if the Companies and Company Subsidiaries deliver any such notice and Acquiror subsequently fails to repay, defease or take whatever other action was required as a result of the notice having been given, within the timeframe therefor under the relevant documents, and the failure was not caused by a breach by the Stockholders of any material obligation required of any of them pursuant to the terms of this Agreement, then Acquiror will indemnify the Stockholders, the Companies and the Company Subsidiaries from and against all fees, costs and expenses resulting from the giving of the notice and/or the failure to act, and, if the underlying loan obligation becomes due and payable prior to its scheduled maturity Acquiror further will provide or arrange for, at Acquiror’s sole cost, substitute financing on terms no less favorable to the Stockholders and the Companies and the Company Subsidiaries and Management Holdco and its Subsidiaries. Acquiror confirms that none of the Stockholders or the Companies or any Company Subsidiary shall be required to incur or pay any commitment or other similar fee or incur or pay any other cost or expense not reimbursable by Acquiror hereunder, or incur any liability in connection with such financing or any of the foregoing. Acquiror shall, promptly upon request by the Stockholders, reimburse the Stockholders for all reasonable out-of-pocket costs, including professional fees and expenses, incurred by the Stockholders and their representatives in connection with such cooperation. Acquiror shall indemnify and hold harmless the Stockholders and their representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of any repayment, defeasance or replacement financing and the other activities described above. Notwithstanding anything herein to the contrary, the limitations set forth in Section 6 shall not apply to Acquiror’s obligations under this Section 5(a)(vii), and Acquiror’s obligations under this Section 5(a)(vii) shall survive a termination of this Agreement. For purposes of clarity, notwithstanding anything to the contrary herein, Acquiror agrees that its obligation to consummate the transactions contemplated hereby is not subject to any condition relating to financing.

(viii) No Negotiations with Others. Until the Closing or the earlier termination of this Agreement, the Stockholders will not, will cause LAI and its Subsidiaries (the “LAI Affiliates”) to not, and will direct its and their representatives to not, and cause the LAI Affiliates to direct their representatives to not, directly or indirectly, without the written consent of Acquiror, initiate discussions or engage in negotiations concerning, or discuss, with any Person other than Acquiror and its representatives, any proposal regarding the acquisition of, or any other extraordinary transaction with respect to, any of the Companies or their respective assets or businesses; provided, that, without limitation to the restriction set forth in Section 5(a)(i), this Section 5(a)(viii) shall not prohibit the Stockholders, the Companies, the Company Subsidiaries, the LAI Affiliates and their respective representatives from initiating discussions or engaging in negotiations concerning the sale of any individual Facility or group of up to ten (10) related Facilities in connection with Stockholders’ obligations pursuant to Section 5(c)(i).
(ix) No Hedging. The Stockholders shall not, and will cause the LAI Affiliates to not, enter into any contract, arrangement, understanding or relationship which gives any of them the economic equivalent of ownership of Acquiror Common Stock due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Acquiror Common Stock or of any interest therein, or otherwise enter into a derivative or hedging transaction with respect to Acquiror Common Stock.
(x) Reorganization Status of Mergers. Neither the Stockholders nor any of their respective Affiliates shall take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede any of the Mergers from qualifying as a “reorganization” within the meaning of Section 368 of the Code.
(xi) Stockholder Consents. Immediately following the execution of this Agreement, the Stockholders shall execute and deliver to the Companies duly executed and valid written consents (the “Stockholder Consents”) adopting this Agreement and approving the Mergers and the other transactions set forth herein.
(b) Covenants of Acquiror.
(i) Confidentiality Agreement. Acquiror acknowledges that the information being provided to it and/or Acquiror’s Representatives by or on behalf of the Stockholders is subject to the terms of its Confidentiality Agreement with the Stockholders and/or their Affiliates (as modified by Section 5(c)(vii) below), the terms of which are incorporated herein by reference in their entirety.

(ii) D&O Indemnification.
(A) Acquiror agrees that for a period of six (6) years after the Closing (x) it will cause the Surviving Entities and the Designated Subsidiaries to continue to indemnify and hold harmless, and to provide rights to the advancement of expenses to, in each case on terms at least as favorable as those in existence as of the date of this Agreement in their respective certificates of incorporation, certificates of formation, certificates of limited partnership, bylaws, limited liability company agreements, limited partnership agreements or other organizational documents, as applicable, each present and former director, officer or manager (or equivalent) (each, a “Covered Person”) of the Companies and the Designated Subsidiaries against any Damages, arising out of or pertaining to matters arising, occurring or otherwise existing prior to or at the Closing, whether asserted or claimed prior to, at or after the Closing and (y) it will not, and will not permit the Surviving Entities or Designated Subsidiaries to, amend, repeal or otherwise modify any organizational document providing such rights to any Covered Person in any manner that would adversely affect the rights of any such Covered Person thereunder following the Closing, unless the alteration or modification of such document is required by applicable Law or each Covered Person affected thereby otherwise consents in writing thereto. Acquiror shall cause the Surviving Entities and the Designated Subsidiaries, as applicable, to advance expenses to a Covered Person in connection with such Covered Person’s defense of any claim, action, suit, proceeding or investigation within thirty (30) days after receiving a request for such advance from such Covered Person.
(B) In the event that Acquiror, any Surviving Entity or any Designated Subsidiary or any successor or assign of any of them (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity as a result of such consolidation or merger or (ii) transfers all or substantially all of its assets to any Person, Acquiror agrees to require, and cause the Surviving Entities and/or the Designated Subsidiaries, as applicable, to require, such Person to assume the obligations set forth in this Section 5(b)(ii).
(C) This Section 5(b)(ii) shall survive the Closing and is intended to benefit the Covered Persons, each of whom is an expressly intended third-party beneficiary and may enforce the provisions of this Section 5(b)(ii) directly.

(iii) Contact with Certain Parties. Subject to the exceptions in the Confidentiality Agreement and to Section 5(a)(iii), Acquiror agrees that, prior to Closing, it will not, directly or through any of Acquiror’s Representatives, contact or communicate with any employees, customers, vendors or suppliers of any Company, any Company Subsidiary or Management Holdco or any of its Subsidiaries or any resident, or a guest of any resident, of any Facility, whether in person, in writing, by telephone or otherwise, without the Stockholders’ prior written consent, which consent shall not be unreasonably withheld, and unless it has provided the Stockholders with reasonable advance notice of such contact or communication and an opportunity to be present and participate in any such discussions or to review and approve any such written submission in advance; provided, that notwithstanding anything to the contrary herein, Acquiror and Acquiror’s Representatives shall not be prohibited from communicating with any of the customers, vendors or suppliers to the extent that such communication is in the ordinary course of Acquiror’s business and does not relate to the transactions contemplated by this Agreement.
(iv) Pre-Closing Consolidation and Management Company Spinoff Transactions. Acquiror will cooperate with the Stockholders and the Companies, the Company Subsidiaries and Management Holdco and its Subsidiaries, as applicable, to consummate each of the transactions contemplated in the Stockholders’ Pre-Closing Steps Outline and Acquiror’s Pre-Closing Steps Outline.
(v) Change of Names of Designated Subsidiaries. As soon as practicable after the Closing, but in any event within thirty (30) days of the Closing Date, Acquiror will take such steps as are appropriate to rename each of the Designated Subsidiaries to remove (or not include) any of the words “Atria”, “Atria Senior Living”, “Kapson”, “Senior Quarters”, “ARV”, “OLSL”, “One Lantern Senior Living”, “Sterling Glen” or “SG” and combinations thereof, from the name of each Designated Subsidiary.
(vi) Reorganization Status of Mergers. Neither Acquiror nor any of the Merger Subs shall take any action or knowingly fail to take any action, which action or failure to act could reasonably be expected to prevent or impede any of the Mergers from qualifying as a “reorganization” within the meaning of Section 368 of the Code.
(vii) Acquiror Consents. Immediately following the execution of this Agreement, Acquiror shall execute and deliver to the Merger Subs duly executed and valid written consents (the “Acquiror Consents”) adopting this Agreement and approving the Mergers and the other transactions set forth herein.
(viii) Section 16. Acquiror shall use its reasonable best efforts to obtain approval by its Board of Directors prior to the Closing and all persons associated with the Stockholders that may become or be deemed a director of Seller in a manner intended to secure an exemption under Rule 16b-3(d) to the fullest extent permitted thereunder.

(c) Mutual Covenants. The Stockholders and Acquiror covenant as follows:
(i) Third-Party Consents and Operational Governmental Approvals.
(A) The Parties acknowledge that (i) certain consents of third parties will be required under instruments, contracts, commitments, agreements or arrangements with such third parties relating to the transactions contemplated hereby, including the Listed Consents but excluding Operational Governmental Approvals (the “Third-Party Consents”), and (ii) certain governmental approvals, permits, licenses (including consents and/or approvals under relevant state licensing laws), orders, registrations, certificates, variances or similar requirements or rights, or extensions or renewals thereof (collectively, “Operational Governmental Approvals”) will be required in order for Acquiror, the Stockholders, the Companies, the Company Subsidiaries and/or Management Holdco and its Subsidiaries to consummate the transactions contemplated hereby, including those contemplated by the Stockholders’ Pre-Closing Steps Outline and the Acquiror Pre-Closing Steps Outline.
(B) The Stockholders and Acquiror agree to use their commercially reasonable best efforts in good faith to obtain all required Third-Party Consents prior to Closing. In furtherance of the foregoing, the Stockholders and Acquiror agree to: (1) cooperate in a commercially reasonable manner in developing and implementing the strategy and process for seeking the Third-Party Consents, including, in the case of the Stockholders, considering in good faith any actions reasonably requested by Acquiror and not detrimental to the Stockholders or the Companies and the Company Subsidiaries in order obtain such Third Party Consents (provided that the Stockholders will not be required to carry out any particular action if the Stockholders have a commercially reasonable basis for declining the request); (2) consult on a regular basis and in good faith in carrying out the foregoing strategy and process for obtaining the Third Party Consents; (3) keep one another informed, to the extent practical, on a current basis, of any material developments arising in the process of seeking and obtaining the Third-Party Consents, including by providing copies of any written correspondence received by such Party from, or given by such Party to, any counterparty in connection with the efforts to obtain the Third Party Consents; and (4) if and to the extent requested, providing the other party with advance notice of material meetings and/or conference calls with the relevant counterparties from whom consent is being sought (excluding, for certainty, any such calls or meetings that arise without advance notice) and, to the extent practical, with the opportunity to have a representative participate in such meetings and conference calls. In furtherance and not in limitation of the foregoing, Acquiror agrees to

(x) provide information to, and otherwise cooperate with, the Stockholders, as reasonably requested by the Stockholders, in connection with the Stockholders’ efforts to obtain such Third-Party Consents, including by providing all reasonably requested information about Acquiror and its Affiliates (which may include non-public or proprietary information about the affected Facilities and the parties to the applicable agreements, provided that the information is available or readily producible, is reasonably related to the consent being sought and the recipient agrees to reasonable arrangements designed to preserve the confidentiality thereof, but shall not include “material non public information” regarding the Acquiror consolidated entity, detailed financial or operating information about any other tenant or facility of Acquiror or other information determined by Acquiror in its reasonable discretion to provide a competitive advantage to the recipient) and about the structure through which Acquiror will hold the Facilities after Closing, and (y) cooperate with all reasonable requests by the Stockholders with respect to the structure through which Acquiror will hold any of the Facilities to which one or more Third Party Consents may relate (provided that such requests do not conflict with aspects of the Stockholders Pre-Closing Steps Outline and Acquiror Pre-Closing Steps Outline in a manner material and adverse to Acquiror or jeopardize Acquiror’s ability to maintain its qualification as a REIT within the meaning of Section 856 of the Code or conflict with the requirements of any of Acquiror’s third-party financing sources). Without limiting either party’s obligations hereunder, the parties agree that Acquiror will take the lead role in obtaining all Operational Governmental Approvals. Subject to the foregoing, Acquiror and the Stockholders agree to cooperate in a commercially reasonable manner to obtain the Operational Governmental Approvals, including by (i) cooperating in connection with the submissions that will be required by the applicable Governmental Authorities in connection with obtaining the Operational Governmental Approvals, including by forming, as and when necessary, additional entities to serve as direct and/or indirect Subsidiaries of any of the Companies or Designated Subsidiaries in connection with the application for in any Operational Governmental Approval (an “Additional Entity Formation”), (ii) consulting and cooperating with each other on a regular basis in the development and implementation of strategy and process for fulfilling the relevant requirements of all relevant Governmental Authorities from whom Operational Governmental Approvals are being sought, (iii) keeping one another informed, to the extent practical, on a current basis, with respect to any material developments arising in the process of seeking and obtaining the Operational Governmental Approvals, including by providing copies of any written correspondence received by such Party from, or given by such Party to, any Governmental Authority in connection with the efforts to obtain the Operational Governmental Approvals, and (iv) if and to the extent requested, providing the other party with advance notice of material meetings and/or conference calls with the relevant Governmental Authorities (excluding, for certainty, any such calls or meetings that arise without advance notice) and, to the extent practical, with the opportunity to have a representative participate in such meetings and conference calls. Acquiror acknowledges and agrees that the Stockholders do not guarantee that the Parties will be able to obtain any of the Third-Party Consents.

(C) The Stockholders will not be responsible for seeking or obtaining Third Party Consents with respect to any of the loans identified as in Section 4(a)(vii)(A)(9) of the Stockholders’ Disclosure Schedule (the “Listed Loans”). Without limiting the generality of the foregoing, Acquiror agrees that it will use commercially reasonable best efforts to either obtain all consents and approvals needed in connection with each of the Listed Loans or repay or defease such Listed Loans, and will bear all costs and expenses in connection with obtaining all such consents and approvals, including, without limitation, all costs of (x) any prepayments Acquiror elects to make of such Listed Loans at or following the Closing and (y) any assumption fees owing in respect thereof (including any such repayments necessary to obtain or avoid the need for obtaining any lender consents under the Listed Loans in connection with the transactions contemplated by this Agreement). The Stockholders agree to cooperate, as reasonably requested and at Acquiror’s sole cost and expense, in connection with Acquiror’s (or its Subsidiaries’) efforts to assume and/or refinance such indebtedness as more fully described in Section 5(a)(vii); provided, however, that such cooperation will not include any requirement by any of the Stockholders or any of their Affiliates to modify any contract or arrangement with, or offer or grant any accommodation (financial or otherwise) to, any lender or other Person (other than such modifications and/or accommodations, if any, as may reasonably be requested by Acquiror and would only be effective from and after Closing and would not be effective against the Stockholders or any Company or Company Subsidiary if the Closing does not occur), or to commence any legal action or otherwise incur any expense or liability. Acquiror hereby confirms that its obligation to close the transactions contemplated in this Agreement is not subject to any financing contingency.
(D) Except for expenses incurred in connection with the Listed Loans and Third-Party Consents relating thereto, which are Acquiror’s sole expense as provided in Section 5(c)(i)(C), Acquiror and the Stockholders agree that they will share equally (i.e., 50/50) all out-of-pocket costs and expenses incurred by them prior to Closing in connection with obtaining the Third-Party Consents and the Operational Governmental Approvals, including (1) the reasonable fees of counsel, accountants, financial advisers and other professionals incurred in connection therewith, and (2) the costs, if any, associated with the release of the Retained Guaranty prior to Closing, including all out-of-pocket costs and expenses of any Retained Guaranty Sale. This agreement concerning cost sharing shall survive Closing and any termination of this Agreement.

If any of the cash payments required to be made by the Stockholders pursuant to this Section 5(c)(i) are made by the Companies and the Designated Subsidiaries prior to Closing, then, for purposes of determining Net Debt (as provided in Section 2 above) at Closing and in the post-closing adjustment, the Companies shall be deemed to have, at Closing, an amount of additional cash on hand equal to 50% of the aggregate amount of all such cash payments made by the Companies and Designated Subsidiaries in furtherance of obtaining Third Party Consents (so that Acquiror will bear half of such costs through the closing adjustment calculation).
(ii) Cooperation; Access.
(A) Without limiting the provisions of any other Section hereof, after the Closing, upon reasonable written notice, Acquiror and the Stockholders agree to furnish, or cause to be furnished, to each other and their respective officers, employees, agents and representatives reasonable access to, during normal business hours, such information relating to the Companies, the Surviving Entities and the Designated Subsidiaries, as applicable, and such other assistance as is reasonably necessary for financial reporting, required regulatory or other filings, accounting and other reasonably appropriate purposes; provided, however, that such access or assistance shall not unreasonably disrupt the normal operations of Acquiror, the Stockholders, Management Holdco, the Companies, the Surviving Entities or their Subsidiaries and such activities shall be conducted at the requesting party’s expense. Acquiror agrees to retain, or cause the Surviving Entities to retain, such books and records for at least seven (7) years after the Closing and, if, after seven (7) years but prior to ten (10) years from the Closing, Acquiror or the applicable Surviving Entity desires to destroy any such books and records in accordance with its customary document-retention policies, such entity may destroy them only if before their destruction Acquiror offers, or causes the applicable Surviving Entity to offer, in writing, to return such books and records to the Stockholders, and the Stockholders either reject such written offer or fail to respond to such written offer within thirty (30) days after receipt thereof.

(B) From time to time after the Closing, as and when requested by any Party hereto, the Party being requested to act shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as are reasonably necessary or desirable to give full effect to the provisions of this Section 5(c), provided that no such document or instrument shall increase the obligations or liabilities of a Party beyond the obligations and liabilities set forth in this Agreement.
(C) The provisions of this Section 5(c)(ii) will survive the Closing.
(iii) Publicity. The Stockholders and Acquiror shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release to be issued by either of them with respect to this Agreement or the transactions contemplated hereby, and shall not issue any such press release prior to such consultation (and each will act in good faith to incorporate any reasonable changes requested by the other) unless the requirements of any Governmental Authority or national stock exchange make providing such prior consultation and review impracticable. Further, the Stockholders shall not, and shall cause their representatives not to, issue any press release or other public statement, or statement to any securities analyst or investor (other than investors in the funds that comprise or own the Stockholders to the extent expressly permitted below) with respect to the financial analysis of the transactions contemplated hereby or any non-public aspect of the transactions contemplated in this Agreement without the prior written consent of Acquiror (which consent will not be unreasonably withheld, conditioned or delayed), except that the Stockholders and their representatives will be entitled to issue or otherwise make (i) any such press release or statement that the Stockholders in good faith determine is required by any Governmental Authority or national stock exchange, in which case the Stockholders shall provide Acquiror with a reasonable opportunity to review and comment upon such press release or the substance of such statement in advance of such issuance or making to the extent reasonably practicable (and will act in good faith to incorporate any reasonable changes requested by Acquiror), (ii) any such statement directed at a Governmental Authority or at any of the Companies’ customers, vendors, landlords, tenants or other business contacts that does not characterize this Agreement or the transactions contemplated hereby in a manner inconsistent with the press releases issued by, and other public statements made by, Acquiror from and after the date hereof and (iii) any statements made at any meeting or presentation with potential investors, financing sources or rating agencies, or similar meetings or presentations, at which an executive officer of Acquiror is also present or participating. Notwithstanding the foregoing, the Stockholders and their affiliates and representatives will be entitled to discuss this Agreement and the transactions contemplated herein with the equity investors in the funds that comprise or own the Stockholders, and the Stockholders and their affiliates and representatives will be entitled to include non-public information about the transactions contemplated herein within the scope of such discussions so long as the equity investors are required to keep any non-public information contained in such notifications and discussions confidential. The provisions of this Section 5(c)(iii) will survive the Closing or a termination of this Agreement for a period of twelve (12) months.

(iv) Transfer Taxes. The Stockholders agree to cooperate with Acquiror in connection with the preparation and filing of any returns with respect to the Transfer Taxes (defined below), including promptly supplying any information in their possession that is reasonably necessary to complete such returns and, where required by Law, making or joining with Acquiror (or its applicable Affiliate) in making such filings, it being understood that Acquiror will take the lead in identifying the Transfer Tax filing requirements and preparing the relevant materials for submission. Acquiror and the Stockholders agree to share equally any and all real property transfer or gains tax, stamp tax, stock transfer tax and other similar Tax or expense imposed, and all recording fees that may be imposed, as a result of the transactions contemplated herein or under any other related agreement, and any fines, penalties, interest or additions with respect thereto (collectively, “Transfer Taxes”), provided that if any component of Transfer Taxes consists of fines, penalties, interest or additions resulting from any delay or other inaction or omission by Acquiror in connection with the preparation or filing thereof, Acquiror alone will bear all of such fines, penalties, interest or other additions.
(v) Notice of Certain Matters. After the date of this Agreement and prior to the Closing, each Party shall promptly notify the other if it (A) obtains Knowledge that (I) any of the representations or warranties made herein by the other Party or deemed to be made by the other Party as of the Closing is untrue, inaccurate or incorrect in any material respect or (II) the other Party has breached any of the covenants or agreements made by such Party herein, in any material respect, or (B) receives any written notice or other communication from any party to any Material Contract or Acquiror Material Contract to the effect that such party is terminating or otherwise materially adversely modifying its relationship with the Companies or the Designated Subsidiaries or Acquiror or its Subsidiaries, as applicable, as a result of the transactions contemplated by this Agreement.
(vi) Termination of Intercompany Arrangements. Effective at the Closing, all arrangements, understandings or contracts set forth in Section 4(a)(xx) of the Stockholders’ Disclosure Schedule shall be terminated without any party thereto having any continuing obligation to the other, except for the contracts listed in Section 5(a)(vi) of the Stockholders’ Disclosure Schedule; provided, that any agreements, understandings or contracts entered into by any Stockholder, an Affiliate of Stockholder (other than a Company and any Designated Subsidiary) or a Company Subsidiary that is not a Designated Subsidiary with a third party, which third party is not a Company or Designated Subsidiary, listed in Section 4(a)(xx) of the Stockholders’ Disclosure Schedule need not be terminated pursuant to this Agreement, but rather the Companies and Designated Subsidiaries may instead agree that it will no longer receive any benefits under such agreements, understandings or contracts.

(vii) Term of Confidentiality Agreement. The Parties agree that the Confidentiality Agreement shall not expire until the later of (A) the expiry date set forth in the Confidentiality Agreement, and (B) the earlier of the Closing and the termination of this Agreement pursuant to Section 7.
(d) Tax Matters.
(i) Straddle Period. For purposes of this Agreement, with respect to any Straddle Period, Taxes shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date (i) in the case of Property Taxes, pro rata on the basis of the number of days in such period, and (ii) in the case of any other Tax, on the basis of an interim closing of the books or accounts as of the close of business on the Closing Date.
(ii) Preparation and Filing of Tax Returns.
(A) Acquiror will be responsible for preparing and filing (or causing the preparation and filing of) all Tax Returns of the Companies and the Designated Subsidiaries, except to the extent that filing any such Tax Returns are the responsibility of the Stockholders under Section 5(d)(ii)(B). The Stockholders agree to cooperate with Acquiror, in accordance with Acquiror’s reasonable requests, in the preparation and filing of such Tax Returns.
(B) The Stockholders will be responsible for preparing and filing (or causing the preparation and filing of) all Tax Returns of the Companies and the Designated Subsidiaries for all Pre-Closing Tax Periods and all Straddle Periods. Acquiror agrees to cooperate with the Stockholders, in accordance with the Stockholders’ reasonable requests, in the preparation and filing of such Tax Returns. The Stockholders shall (i) prepare the Tax Returns described in this Section 5(d)(ii)(B) in a manner consistent with the prior accounting practices, methods, elections and conventions of the relevant entity, and (ii) provide all Tax Returns described in this Section 5(d)(ii)(B) to Acquiror for review and comments at least 20 days prior to the due date (including available extensions) for filing such Tax Return, and shall make good faith efforts to include any comments of Acquiror, and (iii) not file any Tax Returns for Straddle Periods without the prior written consent of Acquiror (which consent shall not be unreasonably withheld).

(C) The Tax Returns of the Parties hereto and of the Companies and the Designated Subsidiaries shall be prepared on the basis that each Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.
(iii) Contests.
(A) If any Governmental Authority asserts a Tax Claim in respect of any of the Companies or the Designated Subsidiaries, then the party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties hereto.
(B) The Stockholders shall, at their own expense, have the right to control, defend, settle, compromise, or prosecute any audit, examination, investigation, hearing, or other proceeding (collectively, “Tax Proceeding”) with respect to any of the Companies or the Designated Subsidiaries for any taxable period that ends on or prior to the Closing Date the subject of which is a claim for Taxes for which the Stockholders are responsible pursuant to Section 6 (a “Stockholder Pre-Closing Contest”); provided, however, that (i) the Stockholders shall keep Acquiror duly informed of any such Stockholder Pre-Closing Contest, (ii) Acquiror shall be entitled to receive copies of all correspondence and documents relating to such Stockholder Pre-Closing Contest, (iii) Acquiror shall have the right to participate in such Stockholder Pre-Closing Contest and to employ counsel and other advisors of Acquiror’s choice, at Acquiror’s expense, and (iv) the Stockholders shall consult with Acquiror in good faith before taking any significant action in connection with such Stockholder Pre-Closing Contest. If the Stockholders elect not to direct a Stockholder Pre-Closing Contest, Acquiror or its Affiliates may assume control of such Tax Proceeding. In such event, Acquiror shall keep the Stockholders informed on a prompt basis regarding the progress and substantive aspects of any Stockholder Pre-Closing Contest. Notwithstanding the foregoing, in respect of any Stockholder Pre-Closing Contest, (A) if (i) the Indemnification Basket has not been attained or exceeded (not taking into account the amount of the claim for Taxes which is the subject of such Stockholder Pre-Closing Contest), or (ii) if (x) the amount of the claim for Taxes which is the subject of such Stockholder Pre-Closing Contest exceeds or is expected to exceed (y) the product of the Value Per Share and the number of the shares of Acquiror Common Stock remaining in the Escrow Fund at the time of such Stockholder Pre-Closing Contest arises, then (I) such Stockholder Pre-Closing Contest shall not be governed by the foregoing provisions of this Section 5(d)(iii)(B) and instead Acquiror and the Stockholders shall jointly have the right to control, defend, settle, compromise, or prosecute such Stockholder Pre-Closing Contest,

(II) each of Acquiror and the Stockholders shall keep the other Party duly informed of any development in respect of such Stockholder Pre-Closing Contest, (III) each of Acquiror and the Stockholders shall be entitled to receive copies of all correspondence and documents relating to such Stockholder Pre-Closing Contest, (IV) each of Acquiror and the Stockholders shall have the right to participate in such Stockholder Pre-Closing Contest and to employ counsel and other advisers of their choice, at each of their own expense and (V) neither Acquiror nor Stockholders shall settle, compromise, or abandon any such Stockholder Pre-Closing Contest without the prior written consent of the other Party (which consent shall not unreasonably be withheld), and (B) if (i) Acquiror has recovered all the shares of Acquiror Common Stock that Acquiror is to deliver to Escrow Agent pursuant to Section 6(c)(ii)(A), (ii) the amount of the claim for Taxes which is the subject of such Stockholder Pre-Closing Contest does not exceed, or is not expected to exceed the Indemnification Threshold, or (iii) such Stockholder Pre-Closing Contest arises following the Survival End Date, then such Stockholder Pre-Closing Contest shall be deemed an Acquiror’s Pre-Closing Tax Contest and shall be governed by Section 5(d)(iii)(C) (without giving effect to the proviso contained therein) and not the foregoing provisions of this Section 5(d)(iii)(B).
(C) Except as expressly provided otherwise in Section 5(d)(iii)(B), Acquiror shall have the right to control, defend, settle, compromise, or prosecute in any manner a Tax Proceeding with respect to any of the Companies or the Designated Subsidiaries (a “Acquiror Pre-Closing Contest”); provided, however, that Acquiror, without the prior written consent of the Stockholders (which consent shall not unreasonably be withheld), shall not settle, compromise, or abandon any Tax Proceeding involving a matter for which the Stockholders are reasonably likely to have indemnification liability under Section 6 (giving effect to the limitations contained therein). During any period in which the Stockholders are, or could potentially be, liable to Acquiror for indemnification, Acquiror agrees to provide the Stockholders with any written correspondence in connection with any Acquiror Pre-Closing Contest.
Cooperation. The Stockholders and Acquiror shall cooperate with each other and make available to each other such Tax data and other information as may be reasonably required in connection with (i) the preparation or filing of any Tax Return, election, consent or certification, or any claim for refunds, in each case, of any Company or Designated Subsidiary, (ii) any determination of liability for Taxes of any Company or Designated Subsidiary, or (iii) any Tax Proceeding with respect to any Company or any Designated Subsidiary (“Tax Data”). Such cooperation shall include making their respective employees and independent auditors reasonably available on a mutually convenient basis for all reasonable purposes, including to sign Tax forms and consents, to provide explanations and background information and to permit the copying of books, records, schedules, work papers, notices, revenue agent reports, settlement or closing agreement and other documents containing the Tax Data (“Tax Documentation”). The Tax Data and the Tax Documentation shall be retained until one year after the expiration of all applicable statutes of limitations (including extensions thereof); provided, however, that in the event that a Tax Proceeding has been instituted prior to the expiration of any applicable statute of limitations, the Tax Data and Tax Documentation relating thereto shall be retained until there is a final determination thereof (and the time for any appeal has expired).

(iv) Notwithstanding anything to the contrary contained in this Agreement, the procedures with respect to the control, defense, settlement, compromise or prosecution of Tax Proceedings for any and all Tax matters shall (other than Transfer Taxes) be governed exclusively by this Section 5(d) and shall not be governed by Section 6.
(v) Notwithstanding the foregoing provisions of this Section 5(d), Transfer Taxes matters shall be governed by Section 5(c)(iv) and not by this Section 5(d).
6. Indemnification.
(a) Indemnification by the Stockholders. Following the Closing, the Stockholders agree, jointly and severally, to indemnify and hold harmless Acquiror and its Affiliates and their respective directors, officers, employees, agents, successors and permitted assigns from and against all costs, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) (collectively, “Damages”) actually imposed upon or incurred or suffered by such indemnified party if and to the extent caused proximately by (i) any breach of any representation or warranty of the Stockholders in Section 4(a) or in the certificate to be delivered at Closing pursuant to Section 3(a)(iii) (disregarding any “material”, “materially” or “Material Adverse Effect” qualification contained in any such representation or warranty, but specifically not disregarding the term “material” in the definition of “Permitted Lien” and the term “material” in clause (y) of Section 4(a)(xviii)(B) (regarding structural defects), when describing an item to be listed on Stockholders’ Disclosure Schedule and Section 4(a)(xviii)(Q) (regarding potential increases in real property taxes or assessments)), (ii) any breach of any covenant of the Stockholders contained in this Agreement, (iii) Excluded Taxes or (iv) any claim arising out of the management and operation of the businesses of the Companies and the Company Subsidiaries, or the ownership of the assets of the Company Subsidiaries that are not Designated Subsidiaries, accruing or otherwise arising before the Closing (including all Employee Liabilities; all PL/GL Claims and other professional liability/general liability claims with respect to events prior to Closing, whether or not such claims are actually covered by the Existing PL/GL Policies (collectively, the PL/GL Claims and such professional liability/general liability claims, the “PL/GL Indemnified Claims”); and the matters set forth in Section 4(a)(ix) of the Stockholders’ Disclosure Schedule), (v) the matters set forth in Section 6(a)(v) of the Stockholders’ Disclosure Schedule, or (vi) any claim arising out of the Retained Guaranty, subject, in each case, to the limitations set forth in paragraphs (c), (d), (e), (h) and (i) of Section 6 below and elsewhere in this Agreement. Acquiror’s Affiliates and their respective directors, officers, employees, agents, successors and permitted assigns are intended third-party beneficiaries, but may only seek to enforce the provisions of this Section 6 through Acquiror and not directly.

(b) Indemnification by Acquiror. Following the Closing, Acquiror agrees to indemnify and hold harmless each Stockholder and its Affiliates and their respective directors, officers, employees, agents, successors and permitted assigns from and against all Damages actually imposed upon or incurred or suffered by such indemnified party if and to the extent caused proximately by (i) any breach of any representation or warranty of Acquiror herein or in the certificate to be delivered at Closing pursuant to Section 3(b)(iii) (disregarding any “material”, “materially” or “Material Adverse Effect” qualification contained in any such representation or warranty), (ii) any breach of any covenant of Acquiror contained in this Agreement, (iii) any liability relating to the operation of the businesses of any Company or Designated Subsidiary or the ownership of their assets, regardless of whether accruing or otherwise arising before or after the Closing or (iv) the failure to obtain any consent to the transactions contemplated by this Agreement, including the transactions contemplated in the Pre-Closing Steps Outlines, from a party to any Listed Agreement or Listed Loan (but specifically excluding those items, if any, in respect of which Acquiror is entitled to indemnification from the Stockholders pursuant to Section 6(a) or any Facility Management Agreement), subject, in each case, to the limitations in clauses (c), (d), (e), (h) and (i) of Section 6 below and elsewhere in this Agreement. The Stockholders’ Affiliates and their respective directors, officers, employees, agents, successors and permitted assigns are intended third-party beneficiaries but may only seek to enforce the provisions of this Section 6 through one of the Stockholders and not directly.
(c) Limitations on Indemnification.
(i) No claim for indemnification may be asserted against either Acquiror, on the one hand, or any Stockholder, on the other hand, hereunder, unless written notice of such claim is received by the Party from whom indemnification is being sought describing, in reasonable detail (to the extent known at such time), the claim itself and the facts and circumstances upon which the claim is based on or prior to the date on which the Party’s right to indemnification terminates as set forth in Section 6(e).

(ii) Notwithstanding anything to the contrary contained herein:
(A) except for the representations and warranties regarding authority and enforceability in the final two sentences of Section 4(a)(i)(A), ownership of the shares in the first two sentences of Section 4(a)(ii), ownership of the NY License-Holders in the last sentence of Section 4(a)(ii), capitalization in clauses (A) – (D) in Section 4(a)(iii), and brokerage fees in Section 4(a)(xxiii), and the covenants and agreements of Acquiror regarding the post-closing merger consideration adjustment in Section 2(e), cost of insurance in Section 5(a)(ii), costs relating to consents and approvals in Section 5(c)(i), Transfer Taxes in Section 5(c)(iv), recovery rights in Section 6(h) and expenses in Section 8(b), (x) the Stockholders shall not be liable to Acquiror or any of its Affiliates or any of their respective directors, officers, employees, agents, successors and permitted assigns for any claim for indemnification pursuant to any of clause (i) through (iv) of Section 6(a) other than for a claim arising out of a PL/GL Indemnified Claim, unless and until the aggregate amount of Damages that otherwise would be recovered from the Stockholders hereunder exceeds $20,000,000 (the “Indemnification Basket”), in which case the Stockholders shall be liable only for the amount of Damages in excess of the Indemnification Basket; (y) no individual claim for Damages pursuant to any of clause (i) through (v) of Section 6(a) may be made by Acquiror or any of its Affiliates or any of their respective directors, officers, employees, agents, successors and permitted assigns, or shall be reimbursable by the Stockholders or shall be included in calculating the aggregate Damages for purposes of this clause (A) unless the amount of that particular claim (other than for a claim arising out of a PL/GL Indemnified Claim), exceeds the de minimis threshold of $50,000 (the “Indemnification Threshold”); and (z) if the Closing occurs, except in connection with the representations, warranties, covenants and agreements that are expressly stated in the beginning of this Section 6(c)(ii)(A) as not being subject to the limitations in this Section 6(c)(ii)(A), the sole and exclusive remedy of Acquiror or any other Person has against Stockholders relating in any manner to this Agreement or the transactions contemplated hereby (including with respect to PL/GL Indemnified Claims, the Retained Guaranty and claims pursuant to Section 6(a)(v)) shall be recovery of shares of Acquiror Common Stock that Acquiror is to deliver to Escrow Agent pursuant to Section 6(c)(ii)(A). At the Closing, as collateral for the Stockholders’ indemnification obligations under this Section 6, Acquiror will deliver to Escrow Agent a number of shares of Acquiror Common Stock equal to the quotient of (i) $200,000,000 divided by (ii) the Value Per Share, rounded to the nearest whole number (the “Escrow Fund”). The Escrow Agent will release such shares from escrow as provided in the Escrow Agreement.

(B) Except for the representations and warranties regarding authority and enforceability in the final two sentences of Section 4(b)(i)(A), capitalization in clauses (A) – (C) in Section 4(b)(ii), authority to issue shares in Section 4(b)(iii), and brokerage fees in Section 4(b)(xiii) and the covenants and agreements of Acquiror regarding the Merger Consideration in Section 2, the Additional Payment in Section 2(g), access in Section 5(a)(iii), payment for certain pre-closing transactions in Section 5(a)(iv), financing cooperation in Section 5(a)(vii), indemnification set forth in Section 5(b)(ii), consents and approvals set forth in Section 5(c)(i), Transfer Taxes in Section 5(c)(iv), recovery rights in Section 6(h) and expenses in Section 8(b), (x) Acquiror shall not be liable to the Stockholders or any of their Affiliates or any of their respective directors, officers, employees, agents, successors and permitted assigns for any claim for indemnification pursuant to any of clause (i) through (iii) of Section 6(b) unless and until the aggregate amount of indemnifiable Damages that otherwise would be recovered from Acquiror equals or exceeds $20,000,000 (the “Acquiror Indemnification Basket”), in which case Acquiror shall be liable only for the amount of Damages in excess of the Acquiror Indemnification Basket; (y) no individual claim for Damages pursuant to clause (i) through (iii) of Section 6(b) may be made by the Stockholders or any of their Affiliates or any of their respective directors, officers, employees, agents, successors and permitted assigns, or shall be reimbursable by Acquiror or shall be included in calculating the aggregate Damages for purposes of this clause (B) unless the amount of that particular claim exceeds the de minimis threshold of $50,000; and (z) in no event shall the aggregate liability of Acquiror for indemnification pursuant to Section 6(b), except in connection with the representations, warranties and agreements that are expressly stated in the beginning of this Section 6(c)(ii)(B) as not being subject to the limitations in this Section 6(c)(ii)(B), exceed $200,000,000.
(C) Neither Party shall be obligated to indemnify the other or its Affiliates and their respective directors, officers, employees, agents, successors and permitted assigns with respect to any Damages if and to the extent that such other Party received credit or other compensation for such Damages in the adjustments to the Merger Consideration, if any, to be made pursuant to the terms of this Agreement as finally determined pursuant to Section 2(e).
(D) Any indemnified party hereunder shall take reasonable action to mitigate the damages that are the subject of any claim for indemnification hereunder, including by taking reasonable action to obtain recovery under any insurance policies or similar arrangements available to such indemnified party.
(E) No party hereto shall have any liability under this Agreement for any punitive, consequential, special or indirect Damages, including business interruption, loss of future revenue, profits or income or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

(d) Adjustments. The amount of any Damages for which indemnification is provided under this Section 6 shall be net of any amounts actually recovered (regardless of time) by the Indemnified Party from any third party pursuant to any indemnification or other contractual arrangements in place as of Closing or covered by any insurance policies available to such indemnified party (or, in the case of Acquiror or any of its Affiliates, available to Acquiror or the Companies or Surviving Entities or any of the Subsidiaries of the Companies or Surviving Entities), and to the extent of the amount of any such proceeds that is received by the Indemnified Party after payment has been made by the Indemnifying Party to the Indemnified Party pursuant to this Section 6 and has not been deducted from the calculation of the Damages, such amount shall be paid by the Indemnified Party to the Indemnifying Party as promptly as practicable. Further, the amount of any Damages for which indemnification is provided under this Section 6 shall be (A) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (i.e., paid on a grossed-up basis) and (B) reduced to take account of any net Tax benefit realized by the Indemnified Party arising from the incurrence or payment of any such Damages. Any indemnity payment made pursuant to this Section 6 will be treated as an adjustment to the Final Merger Consideration for Tax purposes, unless a final determination by an appropriate Governmental Authority with respect to the indemnified party causes any such payment not to constitute an adjustment to the Final Merger Consideration for federal Income Tax purposes.
(e) Termination of Indemnification. The obligations to indemnify and hold harmless a Party hereto pursuant to this Section 6 shall terminate at midnight on the eighteen (18) month anniversary of the Closing Date (the “Survival End Date”); provided, that Acquiror’s or the Stockholders’, as applicable, obligations pursuant to Section 2(g), Section 5(b)(ii), Section 5(b)(v), Section 5(c)(ii) and Section 8(f) shall survive beyond that date, subject to the limitations, if any, provided therein; provided, further, that such obligations to indemnify and hold harmless shall continue with respect to any specific claim for indemnification as to which the Party entitled to indemnification shall have delivered written notice of claim to the indemnifying party setting forth the nature of the claim, in reasonable detail (to the extent known at such time), before midnight on the Survival End Date (or such later date as is provided for survival above in this Section 6(e), if applicable) and any such claim so made shall expire on the earlier of (i) the date on which the parties resolve the dispute between them and (ii) the ninetieth (90th) day following the receipt by the party against whom indemnity is being claimed of a written notice unless the claiming party shall have filed a legal action in a court of competent jurisdiction in respect of that claim on or prior to the expiry of such ninetieth (90th) day (in which case the claim for indemnification shall expire upon final non-appealable resolution of that legal action).

(f) Procedures Relating to Indemnification.
(i) In order for a Party or its Affiliate or any of their respective directors, officers, employees, agents, successors and permitted assigns (the “Indemnified Party”) to be entitled to indemnification provided for hereunder in respect of a claim or demand made by any third party against it (a “Third-Party Claim”), the Indemnified Party shall notify the other Party (the “Indemnifying Party”) in writing of the Third-Party Claim within the required time period specified above in Section 6(e) and shall deliver to the Indemnifying Party copies of all notices and documents accompanying or constituting the Third-Party Claim as soon as reasonably possible and in any event within ten (10) Business Days after obtaining notice thereof; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder (so long as notice is provided within the required time period set forth in Section 6(e)), except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as soon as reasonably possible and in any event within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim; provided, however, that the failure to deliver such copies shall not affect the indemnification provided hereunder, except to the extent that the Indemnifying Party shall have been actually prejudiced as a result of such failure.
(ii) If a Third-Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it so chooses and promptly (and in any event, at least ten (10) days before a response to such Third-Party Claim is due) gives notice of its intention to do so to the Indemnified Party, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party will not be liable to the Indemnified Party for legal expenses incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right, but not the obligation, to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. Notwithstanding the foregoing, if the actual or potential defendants in, or targets of, such Third-Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there are or are reasonably likely to be legal defenses available to it that are different from or additional to those available to the Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in either case that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the

Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to participate in the defense of such Third-Party Claim. If the Indemnifying Party does not assume the defense of a Third-Party Claim, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party in the defense thereof if the claim ultimately is determined to have been covered by the indemnification provisions of this Section 6. If the Indemnifying Party chooses to defend or otherwise prosecute a Third-Party Claim, the Indemnified Party shall cooperate in the defense or other prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of any records and other information relevant to such Third-Party Claim and making any relevant employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third-Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, or otherwise take any action that reasonably could be expected to compromise or interfere with the defense of, such Third-Party Claim without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld.
(iii) Notwithstanding the foregoing, nothing in this Agreement shall preclude the Indemnifying Party, in its sole discretion, from settling, compromising or otherwise discharging any Third-Party Claim in such manner as the Indemnifying Party deems appropriate without the consent of the Indemnified Party so long as, in connection therewith, (A) such settlement or judgment does not include any admission of liability, wrongdoing or misconduct on behalf of the Indemnified Party or any of its Affiliates, (B) the Indemnifying Party does not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s businesses and (C) the Indemnifying Party obtains a full and complete release by the third-party claimant of the Indemnified Party and any of its Affiliates that are named as potentially liable in the underlying claim from any liability in respect of the Third-Party Claim.
(iv) Notwithstanding the foregoing, the procedures with respect to the control, defense, settlement, compromise or prosecution of Tax Proceedings for any and all Tax Matters (other than Transfer Taxes) shall be governed exclusively by Section 5(d) and shall not be governed by the above provisions of this Section 6(f).

(g) Exclusivity. Subject to the Parties rights to seek specific performance under Section 7(c), the Parties confirm and agree that, if the Closing occurs, (i) the indemnification provisions (including the limitations thereto) set forth in this Section 6 (and Section 5(a)(iii) (access), Section 5(a)(vii) (financing cooperation) and Section 5(b)(ii) (D&O indemnification)) are the sole and exclusive remedy available to the Parties for breach of any representation, warranty, covenant, agreement or other claim arising out of or relating to this Agreement and/or the transactions contemplated hereby, and (ii) except in connection with the representations, warranties, covenants and agreements that are expressly stated in the beginning of Section 6(c)(ii)(A) as not being subject to the limitations in Section 6(c)(ii)(A), the sole and exclusive remedy Acquiror or any other Person has against the Stockholders relating in any manner to this Agreement or the transactions contemplated hereby shall be recovery of shares of Acquiror Common Stock that Acquiror is to deliver to Escrow Agent pursuant to Section 6(c)(ii)(A). In furtherance of the foregoing, each Party, on behalf of itself and its Affiliates, hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than with respect to fraud) that such Party may have against the other Party arising under this Agreement or otherwise relating to any Company or Company Subsidiary as of the date of this Agreement and/or the transactions contemplated herein, whether at law, in equity or otherwise, except to the extent of claims specifically provided for in this Section 6.
(h) No Subrogation Rights. No Indemnifying Party shall be entitled to seek recovery against a debtor to an Indemnified Party pursuant to any theory of subrogation, contribution or otherwise of any Damages payable to such an Indemnified Party; provided, however, that the Indemnifying Party shall be entitled to seek recovery against an Indemnified Party in the event that the Indemnified Party, its Affiliates or its Representatives fail to take reasonable action to obtain recovery under any insurance policies or similar arrangements pursuant to Section 6(c)(ii)(D) or fail to pay to the Indemnifying Party the amount of such proceeds after payment has been made by the Indemnifying Party pursuant to this Section 6.
(i) No Duplication. Any liability for indemnification under this Agreement shall be determined without duplication of recovery due to the facts (i) giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or (ii) taken into account in determining any adjustment to the Merger Consideration.
7. Termination.
(a) Termination Rights. This Agreement may be terminated as follows:
(i) by mutual written consent of the Stockholders and Acquiror;

(ii) by either Acquiror or the Stockholders if the Closing shall not have occurred on or prior to the “Outside Date”, which shall mean April 1, 2011 or such other date to which it is extended pursuant to this Section 7; provided, however, that if all of the conditions to the Closing set forth in Section 3 (disregarding for this purpose the condition set forth in Section 3(a)(iv)) are capable of being satisfied on April 1, 2011, or have been waived other than the conditions to Closing set forth in Section 3(a)(v) and/or Section 3(b)(v), then the Outside Date shall automatically be extended to May 31, 2011; and provided, further, that if all of the conditions to the Closing set forth in Section 3 are capable of being satisfied on April 1, 2011 or May 31, 2011, as applicable (as applicable, the “Prior Outside Date”), or have been waived, other than those set forth in Section 3(a)(iv), then, upon written notice provided by either Acquiror, on the one hand, or the Stockholders, on the other hand, to the other prior to the Prior Outside Date, the Outside Date shall be extended to July 1, 2011; and provided, further, that in the event that Acquiror has delayed the Closing pursuant to Section 1(b)(ii) and, as a result, the Delayed Closing would occur after the then-effective Outside Date, then (without limitation to the other extensions set forth in this Section 7(a)(ii)) the Outside Date shall be extended to the day after the date of the Delayed Closing; and provided, further, that the right to terminate this Agreement pursuant to this Section 7(a)(ii) shall not be available to a Party if the occurrence of any such failure of the Closing to occur was primarily due to the failure of such Party to perform in any material respect its obligations under this Agreement;
(iii) by either Acquiror or the Stockholders if any injunction, judgment, order, decree or Law permanently preventing, restraining, enjoining or otherwise prohibiting consummation of the Mergers pursuant to this Agreement shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7(a)(iii) shall not be available to a Party if the occurrence of any such injunction, judgment, order, decree or Law was primarily due to the failure of such Party to perform in any material respect its obligations under this Agreement;
(iv) by the Stockholders if Acquiror has breached in any material respect any representations, warranties, covenants or agreements made by Acquiror in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement, such that the condition set forth in either Section 3(b)(i) or Section 3(b)(ii) would not be satisfied and such breach or condition is not curable or, if curable, within thirty (30) days of receipt of written notice to Acquiror by the Stockholders of such breach or failure of condition (or, if earlier, the then-applicable Outside Date), Acquiror has not either (A) cured the breach or (B) provided the Stockholders with reasonable assurance that such breach or condition will be cured by the Outside Date; provided, however, that the Stockholders are not then in material breach of this Agreement so as to cause either of the conditions set forth in Section 3(a)(i) or Section 3(a)(ii) not to be satisfied; and provided, further that such termination right shall only be available if the effect of Acquiror’s breach is to cause the failure of consummation of the transactions contemplated hereby;

(v) by Acquiror if the Stockholders have breached in any material respect any representations, warranties, covenants or agreements made by the Stockholders in this Agreement or any such representation or warranty shall have become untrue after the date of this Agreement, such that the condition set forth in either Section 3(a)(i) or Section 3(a)(ii) would not be satisfied and such breach or condition is not curable or, if curable, within thirty (30) days of receipt of written notice to the Stockholders by Acquiror of such breach or failure of condition (or, if earlier, the then-applicable Outside Date), the Stockholders have not either (A) cured the breach or (B) provided Acquiror with reasonable assurance that such breach or condition will be cured by the Outside Date; provided, however, that Acquiror is not then in material breach of this Agreement so as to cause either of the conditions set forth in Section 3(b)(i) or Section 3(b)(ii) not to be satisfied; and provided, further that such termination right shall only be available if the effect of the Stockholders’ breach is to cause the failure of consummation of the transactions contemplated hereby; or
(vi) by the Stockholders if the conditions set forth in Section 3 (other than any condition that, by its nature, can only be satisfied at Closing) have been satisfied or waived but Acquiror fails to consummate the transactions contemplated hereby.
(b) Liquidated Damages. If the Stockholders terminate this Agreement pursuant to Section 7(a)(iv) or Section 7(a)(vi), Acquiror covenants and agrees that it will promptly, and in any event within three (3) Business Days of such termination, pay $150,000,000 by wire transfer of immediately available funds to an account or accounts designated by the Stockholders in writing as (except in each case for Acquiror’s obligations in connection with the provisions hereof that survive a termination of this Agreement pursuant to Section 7(d)) the sole and exclusive remedy of the Stockholders for, and full and complete liquidated damages for, the failure giving rise to the right of termination, it being agreed between the Parties that the actual damages to the Stockholders in the event of such failure to consummate the transactions contemplated herein are impracticable if not impossible to determine and that such amount is a reasonable estimate thereof. In the event of any delay in the payment by Acquiror of the amount required by this Section 7(b) beyond three (3) Business Days after a termination pursuant to Section 7(a)(iv) or Section 7(a)(vi), the Stockholders will be entitled to receive interest on the unpaid amount from such third Business Day at 10% per annum, compounding monthly, until all amounts owing hereunder have been paid in full. For purposes of clarity, Acquiror’s obligation to pay to the Stockholders $150,000,000 in cash, plus interest thereon if applicable, as set forth in the preceding sentence will survive a termination of this Agreement.
(c) Specific Performance. The Parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage may be caused for which money damages would not be an adequate remedy. Accordingly, each Party hereto agrees that, in addition to any other available remedies, each other Party shall be entitled to seek to enforce specifically the terms and provisions of this Agreement or an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereto hereby waives the defense, that there is an adequate remedy at law.

(d) Effect of Termination. In the event of termination of this Agreement as provided herein, this Agreement will become void and there will be no liability or obligation on the part of any party except in connection with the provisions of Section 4(a)(xxiii) and Section 4(b)(xviii) relating to broker fees, Section 5(a)(iii) relating to access, Section 5(a)(iv) relating to reimbursement of certain expenses for pre-closing transactions, Section 5(a)(vii) relating to financing cooperation, Section 5(b)(i) relating to confidentiality, Section 5(c)(i) relating to consents and approvals expenses, Section 5(c)(iii) relating to public announcements, Section 5(c)(vii) relating to confidentiality, this Section 7, Section 8(a) relating to certain acknowledgements, Section 8(b) relating to expenses, Section 8(d) relating to third-party beneficiaries, Section 8(f) relating to notices, Section 8(l) relating to governing law, Section 8(n) relating to jurisdiction and, in each case, the definitions of the terms used therein.
8. Miscellaneous.
(a) Acknowledgments by Acquiror and the Stockholders.
(i) Acquiror acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Companies and the Company Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, Acquiror has relied only on the results of its own independent investigation and verification and the representations and warranties of the Stockholders expressly and specifically set forth in this Agreement, including the Stockholders’ Disclosure Schedule. SUCH REPRESENTATIONS AND WARRANTIES BY THE STOCKHOLDERS CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS TO ACQUIROR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ACQUIROR UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE ACQUIROR SEC DOCUMENTS OR THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS, LIABILITIES, PROPERTIES, PROSPECTS OR PROJECTED OPERATIONS OF THE COMPANIES AND THE COMPANY SUBSIDIARIES) ARE SPECIFICALLY DISCLAIMED BY THE STOCKHOLDERS.

(ii) The Stockholders acknowledge that they have conducted to their satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of Acquiror and, in making their determination to proceed with the transactions contemplated by this Agreement, the Stockholders have relied only on the results of their own independent investigation and verification, the Acquiror SEC Documents and the representations and warranties of Acquiror expressly and specifically set forth in this Agreement. SUCH REPRESENTATIONS AND WARRANTIES BY ACQUIROR CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF ACQUIROR TO THE STOCKHOLDERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE STOCKHOLDERS UNDERSTAND, ACKNOWLEDGE AND AGREE THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS, LIABILITIES, PROPERTIES, PROSPECTS OR PROJECTED OPERATIONS OF ACQUIROR) ARE SPECIFICALLY DISCLAIMED BY ACQUIROR.
(iii) The provisions of this Section 8(a) will survive the Closing or a termination of this Agreement.
(b) Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise provided herein, Acquiror will pay all survey costs, search fees, title insurance premiums and other similar costs arising in connection with the transactions contemplated hereby. Except as otherwise provided in this Agreement, all other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses, including, but not limited to, due diligence costs, the costs and expenses of counsel, accountants, financial advisers and other professionals retained by it.
(c) Assignment. Except as otherwise expressly set forth herein, this Agreement and the rights hereunder are not be assignable or transferable by Acquiror, on the one hand, or any of the Stockholders, on the other hand, except with the prior written consent of the other Party hereto, which consent may be withheld in such Party’s sole discretion; provided, however, that Acquiror and each Merger Sub may assign any of its rights or interests, or delegate its obligations hereunder, to any direct or indirect wholly-owned Subsidiary of Acquiror; provided, further, that Atria Holdings may assign its interests hereunder to Prometheus Senior Quarters LLC in connection with the liquidation of Atria Holdings, as contemplated by the Stockholders’ Pre-Closing Steps Outline; and provided, further that no such assignment or delegation shall relieve Acquiror and Merger Sub from any of their agreements and obligations hereunder, including, without limitation, Section 5(b)(vi). Any purported assignment made in violation of this Section 8(c) shall be null and void.

(d) Third-Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their successors and permitted assigns, any legal or equitable rights hereunder.
(e) Amendments and Waivers. No amendment hereto will be effective unless it is in writing and signed by Acquiror and each of the Stockholders. Any provision of this Agreement may be waived if, but only if, such waiver is in writing and is signed by the Party against whom the waiver is to be effective. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof, preclude any other or further exercise thereof or the exercise of any other right.
(f) Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by telecopy or sent, postage prepaid, by United States registered, certified or express mail, or reputable overnight courier service and shall be deemed given, if delivered by hand, when so delivered, or if sent by telecopy, when received, or if sent by mail, three (3) Business Days after mailing (two (2) Business Days in the case of express mail), or if sent by overnight courier service, one (1) Business Day after delivery to such service, as follows:
(i)	if to Acquiror, to
Ventas, Inc.
10350 Ormsby Park Place, Suite 300
Louisville, KY 40223
Attention: T. Richard Riney
Facsimile (502) 357-9029
with a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York New York 10019
Attention: Robin Panovka
Facsimile No.: (212) 403-2352

(ii)	if to Merger Sub A, to
Ventas SL I, LLC
c/o Ventas, Inc.
10350 Ormsby Park Place, Suite 300
Louisville, KY 40223
Attention: T. Richard Riney
Facsimile (502) 357-9029
with a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York New York 10019
Attention: Robin Panovka
Facsimile No.: (212) 403-2352
(iii)	if to Merger Sub O, to
Ventas SL II, LLC
c/o Ventas, Inc.
10350 Ormsby Park Place, Suite 300
Louisville, KY 40223
Attention: T. Richard Riney
Facsimile (502) 357-9029
with a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York New York 10019
Attention: Robin Panovka
Facsimile No.: (212) 403-2352
(iv)	if to Merger Sub C, to
Ventas SL III, LLC
c/o Ventas, Inc.
10350 Ormsby Park Place, Suite 300
Louisville, KY 40223
Attention: T. Richard Riney
Facsimile (502) 357-9029
with a copy to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York New York 10019
Attention: Robin Panovka
Facsimile No.: (212) 403-2352

(v)	if to Atria Holdings LLC, to
Atria Holdings LLC
c/o Lazard Frères Real Estate Investors L.L.C.
30 Rockefeller Plaza, 50th Floor
New York, New York 10020
Attention: Matthew J. Lustig and General Counsel
Facsimile No.: (212) 332-5647 and (212) 332-1793
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Benjamin R. Weber
Facsimile No.: (212) 558-3588
(vi)	if to Lazard Senior Housing Partners LP, to
Lazard Senior Housing Partners LP
c/o Lazard Real Estate Partners LLC
30 Rockefeller Plaza, 50th Floor
New York, New York 10020
Attention: Matthew J. Lustig and General Counsel
Facsimile No.: (212) 332-5647 and (212) 332-1793
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Benjamin R. Weber
Facsimile No.: (212) 558-3588
(vii)	if to LSHP Coinvestment Partnership I LP, to
LSHP Coinvestment Partnership I LP
c/o Lazard Real Estate Partners LLC
30 Rockefeller Plaza, 50th Floor
New York, New York 10020
Attention: Matthew J. Lustig and General Counsel
Facsimile No.: (212) 332-5647 and (212) 332-1793
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Benjamin R. Weber
Facsimile No.: (212) 558-3588

(viii)	if to Atria Senior Living Group, Inc., to
Atria Senior Living Group, Inc.
401 South Fourth Street, Suite 1900
Louisville, KY 40202
Attention: Chief Executive Officer and General Counsel
Facsimile No.: (502) 779-4749 and (502) 779-7684
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Benjamin R. Weber
Facsimile No.: (212) 558-3588
and
Lazard Frères Real Estate Investors L.L.C.
30 Rockefeller Plaza, 50th Floor
New York, New York 10020
Attention: Matthew J. Lustig and General Counsel
Facsimile No.: (212) 332-5647 and (212) 332-1793
(ix)	if to One Lantern Senior Living Inc, to
Lazard Senior Housing Partners LP
c/o Lazard Real Estate Partners LLC
30 Rockefeller Plaza, 50th Floor
New York, New York 10020
Attention: Matthew J. Lustig and General Counsel
Facsimile No.: (212) 332-5647 and (212) 332-1793
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Benjamin R. Weber
Facsimile No.: (212) 558-3588

(x)	if to LSHP Coinvestment I Inc, to
LSHP Coinvestment Partnership I LP
c/o Lazard Real Estate Partners LLC
30 Rockefeller Plaza, 50th Floor
New York, New York 10020
Attention: Matthew J. Lustig and General Counsel
Facsimile No.: (212) 332-5647 and (212) 332-1793
with a copy to:
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention: Benjamin R. Weber
Facsimile No.: (212) 558-3588
Any party may change the address to which notices and other communications are to be delivered or sent to such party by giving the other parties notice in the manner herein set forth.
(g) Interpretation. In this Agreement, the Stockholders’ Disclosure Schedule, and any exhibits hereto:
(i) Words denoting the singular include the plural and vice versa and words denoting any gender include all genders.
(ii) The term “including” means “including, without limitation”.
(iii) The use of headings is for convenience of reference only and shall not affect the meaning or interpretation of this Agreement, the Stockholders’ Disclosure Schedule, or any exhibits hereto.
(iv) When calculating the period of time within which or following which any act is to be done or step is to be taken, the date that is the reference day in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next day that is a Business Day.

(v) All dollar amounts are expressed in United States funds, and all amounts payable hereunder shall be paid in United States funds.
(vi) Money shall be tendered by wire transfer of immediately available federal funds to the account designated in writing by the party that is to receive such money.
(vii) The words “hereof”, “hereby”, “herein”, “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not only to a particular Section in which such words appear.
(viii) Any statute, regulation or other Law referred to herein or in any other agreement or document that is referenced herein means such statute, regulation or other Law as, from time to time, may be amended, modified or supplemented, including, in the case of statutes, by succession or successor statutes.
(ix) References to a Person also refer to that Person’s predecessors and permitted successors and assigns.
(h) Disclosure Schedule. Matters reflected in the Stockholders’ Disclosure Schedule are not necessarily limited to matters required to be reflected therein by the terms of this Agreement and may contain additional disclosures that are set forth for informational purposes. The inclusion of such information for informational purposes does not, by itself, give rise to any obligation by the Stockholders to provide other information of a similar nature. Matters disclosed in the Stockholders’ Disclosure Schedule shall be deemed to be disclosed with respect to each other Section of this Agreement to the extent that it is reasonably apparent on its face from a reading of such disclosure that it is relevant to such other Section of the Stockholders’ Disclosure Schedule. The inclusion of any information in any Section of the Stockholders’ Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the Stockholders or Acquiror, in and of itself, that such information is material to the Companies or the Company Subsidiaries or outside of the ordinary course of business.
(i) Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied or emailed signature pages), all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties.
(j) Entire Agreement. This Agreement (including the Stockholders’ Disclosure Schedule and the other exhibits hereto) and the Confidentiality Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter; provided, however, that in the event of a conflict between the terms of the Confidentiality Agreement and this Agreement, this Agreement shall govern.

(k) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
(l) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
(m) Waiver of Jury Trial. The parties hereto expressly waive the right to a trial by jury in any action or proceeding brought by or against any of them relating to this Agreement or the transactions contemplated herein.
(n) Exclusive Jurisdiction. Each of the parties hereto submits to the jurisdiction of any state or federal court sitting in New York City, New York, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each party hereto also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect hereto.
(o) No Recordation. Each of the Parties agrees that neither this Agreement nor any memorandum or notice hereof shall be recorded.
(p) Dispute Resolution Regarding Additional Payment and Value of Dividends. If either Party gives notice to the other that it wishes to submit to arbitration a dispute arising between the Parties with respect to the calculation of the Additional Payment pursuant to Section 2(g) above or the valuation of an in-kind dividend pursuant to Section 2(c) above, the dispute will be submitted to a panel of three arbitrators for resolution in accordance with the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”) as modified by the provisions of this Section 8(p). Each Party agrees that the award of the arbitrators will be final and non-appealable and will be the sole and exclusive remedy between them regarding any and all claims or other issues arising out of such dispute. The Parties agree that one arbitrator will be appointed by Acquiror and one by the Stockholders and the third will be selected by the two party-appointed arbitrators or, failing agreement between them within fifteen (15) days after both Party-appointed arbitrators have been appointed, by the AAA in accordance with the Rules. If either Party fails to appoint an arbitrator within ten (10) days of receipt of notice from the other requesting arbitration, then the matter will be resolved by arbitration before the single arbitrator selected by the Party delivering such notice. Each Party will select an arbitrator that is not affiliated with such party and that is reasonably experienced in financial matters to consider the matter to be submitted for resolution.

Any arbitration proceeding shall be conducted pursuant to the Rules in the English language in New York, New York. Each party agrees to facilitate the arbitration by: (i) making available to each other and to the arbitrators for inspection and extraction all documents, books, records and personnel under their control as the arbitrators shall determine to be relevant to the dispute, and (ii) conducting arbitration hearings to the greatest extent possible on successive, contiguous days, and (iii) observing strictly the time periods established by the Rules or by the arbitrators for the submission of evidence and briefs.
Any award issued by the arbitrators (including any interim award) shall set out a written explanation in English of the reasons for the award and a full statement of the facts as found and the rules of law applied in reaching their decision.
Any decision or award of the arbitral tribunal shall be final and binding upon the Parties to the arbitration proceeding and the arbitrators shall resolve in their award the extent to which the Parties shall bear the arbitration costs. Each Party hereby waives to the extent permitted by law all jurisdictional defenses, objections as to venue and any rights to appeal or to review of such award by any court or tribunal. Each Party agrees that the arbitral award may be found and that a judgment on the arbitration award may be entered in any court having competent jurisdiction over the Parties or their assets.
Acquiror and each of the Stockholders irrevocably (a) agrees that any suit, action or other legal proceeding to enforce the outcome of any arbitration provided for herein, may be brought in the courts of the United States of America or in a state court of record in New York County, New York, (b) consents to the jurisdiction of each such court in any such suit, action or proceeding and (c) waives any objection it may have to the laying of venue of any such suit, action or proceeding in any of such courts and any claim that any such suit, action or proceeding has been brought in an inconvenient forum.
(q) Further Action; Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, and without limitation to the provisions of Section 5(c)(i), each of the Parties agrees to (i) use all commercially reasonable efforts to take and to cause to be taken all appropriate actions and to do or cause to be done all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement and (ii) to cooperate and use commercially reasonable efforts to vigorously contest and resist any legal action, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby.

(r) Definitions. The following terms, when used herein, shall have the meanings set forth below:
“AAA” has the meaning set forth in Section 8(p).
“Accountants” means a nationally-recognized, independent accounting firm as may be mutually agreed upon by the Parties.
“Accounting Principles” means, as of a certain point in time, the principles, policies, procedures, practices, applications and methodologies used in accordance with GAAP at that time.
“Acquiror” has the meaning set forth in the preamble.
“Acquiror Additional Entity Formation” means an Additional Entity Formation requested by Acquiror pursuant to Section 5(c)(i)(B).
“Acquiror Common Stock” has the meaning set forth in Section 2(a)(ii).
“Acquiror Common Stockholders” has the meaning set forth in Section 2(c).
“Acquiror Consents” has the meaning set forth in Section 5(b)(vii).
“Acquiror’s EBITDA” has the meaning set forth in Section 2(g)(ii).
“Acquiror Employee” means (i) an employee, director or consultant of Acquiror and its Affiliates (other than a Company or Designated Subsidiary) and (ii) each employee, director or consultant hired, retained or engaged by any Company or Designated Subsidiary after the Closing.
“Acquiror’s Enterprise Value” has the meaning set forth in Section 2(g)(iii).
“Acquiror Indemnification Basket” has the meaning set forth in Section 6(c)(ii)(B).

“Acquiror Material Adverse Effect” means any change, event, condition, circumstance or development that, individually or in the aggregate, (a) is or is reasonably likely to be material and adverse to the business, operations or financial condition of Acquiror and its Subsidiaries taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is an Acquiror Material Adverse Effect: (1) any failure by Acquiror or any of its Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions, provided that the underlying cause of any failure by Acquiror or any of its Subsidiaries to meet any internal projections or forecasts or revenue or earnings predictions may be considered in determining whether there has been an Acquiror Material Adverse Effect, (2) any change or effect generally affecting the industry in which Acquiror and its Subsidiaries operate, (3) any change in any accounting requirements or principles or any change in any Law of general applicability, or interpretations thereof, by courts or other Governmental Authorities, (4) any change or effect generally affecting the banking industry (including a change in the interest rates), the U.S. economy or the capital markets in general, (5) any limitation (whether or not mandatory) by any Governmental Authority on the extension of credit by banks or financial institutions, (6) acts of terrorism or war (whether or not declared), (7) any change, event or occurrence resulting from, or reasonably necessary for, compliance with the terms of, or the taking of any action required by, this Agreement, or (8) any action of, or on behalf of, the Stockholders or any of their Affiliates; provided, however, that such matters in the case of clauses (2), (3) and (6) shall be taken into account in determining whether there has been or is an “Acquiror Material Adverse Effect” to the extent of any disproportionate impact on Acquiror and its Subsidiaries taken as a whole relative to other participants operating in the same industries and geographic markets as Acquiror and its Subsidiaries; or (b) prevents or materially impairs the ability of Acquiror to consummate the transactions contemplated hereby in accordance with the terms hereof.
“Acquiror Material Contract” means each contract or agreement in effect as of the date of this Agreement to which Acquiror or any of its Subsidiaries is a party (specifically excluding (x) any contract or agreement that will no longer be in effect following the Closing and (y) any contract or agreement that is, or at the Closing will be, terminable at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by Acquiror or its Subsidiary without penalty that is required to be filed as an exhibit to the Acquiror SEC Documents pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K of 17 C.F.R. Part 229. A contract or agreement is “terminable at-will”, as that expression is used in this definition if it expressly provides that it is terminable at-will, regardless of whether any covenant of good faith and fair dealing may be implied as a matter of law in connection with the termination thereof.
“Acquiror’s Pre-Closing Steps Outline” means the document attached hereto as Exhibit A-1 with such changes as may be agreed by the Parties.
“Acquiror Related Party” has the meaning set forth in Section 4(a)(iii)(E).
“Acquiror’s Representatives” means any of Acquiror’s employees, directors, officers, agents, representatives, consultants, financial advisors, lenders, Affiliates or attorneys.
“Acquiror SEC Documents” has the meaning set forth in Section 4(b)(vi)(A).
“Additional Entity Formation” has the meaning set forth in Section 5(c)(i)(B).
“Additional Payment” has the meaning set forth in Section 2(g).

“Affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.
“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. income tax law).
“Agreement” has the meaning set forth in the preamble.
“Atria Certificate of Merger” has the meaning set forth in the recitals.
“Atria Holdings” has the meaning set forth in the preamble.
“Atria Inc.” has the meaning set forth in the recitals.
“Atria Merger” has the meaning set forth in Section 1(a).
“Benefit Plan” and “Benefit Plans” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any profit-sharing, bonus, option, stock or equity purchase, stock or other equity appreciation right, equity-based, incentive and bonus plan, pension, retirement, severance or termination pay, change-in-control, deferred compensation, excess benefit, fringe benefit, supplemental unemployment, post-retirement medical or life insurance, welfare, incentive, sick leave or other leave of absence, short- or long-term disability, salary continuation, medical, hospitalization, life insurance, other insurance plan, or other employee benefit plan, policy, program or arrangement, whether written or unwritten, qualified or non-qualified, funded or unfunded.
“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions are generally authorized or required by law to close in the United States or New York, New York or Louisville, Kentucky.
“Cash Consideration” has the meaning set forth in Section 2(a)(ii).
“Certificate of Merger” and “Certificates of Merger” means, respectively (i) any of the Atria Certificate of Merger, the OLSL Certificate of Merger or the Coinvestment Certificate of Merger and (ii) all such certificates together.
“Closing” has the meaning set forth in Section 1(b).
“Closing Date” has the meaning set forth in Section 1(b).
“Code” means the Internal Revenue Code of 1986, as amended.
“Coinvestment Certificate of Merger” has the meaning set forth in the recitals.

“Coinvestment Inc” has the meaning set forth in the recitals.
“Coinvestment LP” has the meaning set forth in the preamble.
“Coinvestment Merger” has the meaning set forth in Section 1(a).
“Company” and “Companies” means, respectively, (i) any of Atria Inc., OLSL Inc or Coinvestment Inc, and (ii) such entities together.
“Company Common Stock” has the meaning set forth in Section 2(a)(ii).
“Company EBITDA Determination” has the meaning set forth in Section 2(g)(ix).
“Company Permits” has the meaning set forth in Section 4(a)(xi).
“Company Plan” and “Company Plans” have the meanings set forth in Section 4(a)(xv)(A).
“Company Subsidiary” and “Company Subsidiaries” means, respectively, the Subsidiary of a Company and the Subsidiaries of all of the Companies.
“Company Title Insurance Policy” has the meaning set forth in Section 4(a)(xviii)(O).
“Confidentiality Agreement” has the meaning set forth in Section 5(a)(ii)(B).
“Constituent Entity” and “Constituent Entities” means, respectively, (i) any Company or Merger Sub, and (ii) such entities together.
“Construction Projects” has the meaning set forth in Section 4(a)(xviii)(P).
“Covered Person” has the meaning set forth in Section 5(b)(ii)(A).
“Damages” has the meaning set forth in Section 6(a).
“Deemed Liquidation Value of the Facilities” has the meaning set forth in Section 2(g).
“Delaware Law” means, as applicable, the Delaware Limited Liability Company Act, as amended, and the Delaware General Corporation Law, as amended.
“Delayed Closing” has the meaning set forth in Section 1(a)(ii).

“Designated Subsidiaries” means those Subsidiaries of the Companies which are listed on Section 4(a)(i)(B) of the Stockholders’ Disclosure Schedule.
“Designated Subsidiary Interests” has the meaning set forth in Section 4(a)(ii).
“Dispute” has the meaning set forth in Section 2(e)(iii).
“Effective Time” has the meaning set forth in Section 1(c).
“Employment Agreement” has the meaning set forth in Section 4(a)(xv)(B).
“Employee Liabilities” has the meaning set forth in Section 5(a)(v).
“Environmental Claim” means any written notice to any Stockholder, any Company or any Designated Subsidiary by a Person or entity alleging potential material liability of any Company or Designated Subsidiary (including potential material liability for investigatory costs or governmental response costs) arising out of, based on, or resulting from (1) the presence, or release into the environment, of any Hazardous Substance at, on or under any Real Property, or (2) circumstances forming the basis of any violation or alleged violation of any Environmental Law.
“Environmental Laws” means all applicable federal, state and local statutes, regulations, laws or ordinances relating to the protection of the environment, human health as it relates to exposure to Hazardous Substances or natural resources.
“Environmental Reports” has the meaning set forth in Section 4(a)(xiii)(A).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Escrow Agent” means a bank or other third party escrow agent to be mutually agreed upon by the Parties.
“Escrow Fund” has the meaning set forth in Section 6(c)(ii)(A).
“Estimated Closing Net Debt” has the meaning set forth in Section 1(d).

“Estimated Closing Net Debt Statement” has the meaning set forth in Section 1(d).
“Exchange Act” the Securities Exchange Act of 1934, as amended.
“Excluded Taxes” means (a) any Taxes imposed on, or payable by, each of the Companies and the Designated Subsidiaries for any Pre-Closing Tax Period (except, in the case of any Taxes imposed as a result of the failure of any of the Mergers to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, to the extent that such Taxes would not have arisen but for a breach by Acquiror of its obligations pursuant to Section 5(b)(vi)), (b) any Taxes for which any Company or Designated Subsidiary is liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local Law) solely by reason of the membership, during any Pre-Closing Tax Period or any Straddle Period, of such Company or Designated Subsidiary in a consolidated group of which the parent is not a Company or a Designated Subsidiary or Acquiror or any Affiliate of Acquiror, (c) any Taxes imposed on, payable by or attributable to the assets, activities or operations of Management Holdco or any of the Management Subsidiaries for any year or period (d) any Taxes imposed as a result of the implementation of the transactions described in the Stockholders’ Pre-Closing Steps Outline, and (e) any Taxes imposed on the Companies, the Designated Subsidiaries, the Stockholders or any Affiliates of the Stockholders as a result of the failure of any of the Mergers to qualify as a “reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations thereunder (except to the extent that such Taxes would not have arisen but for a breach by Acquiror of its obligations pursuant to Section 5(b)(vi)). Notwithstanding anything herein to the contrary, Excluded Taxes do not include (i) Transfer Taxes, which shall be governed by Section 5(c)(iv), (ii) any Taxes that would not have been imposed but for the implementation of an Acquiror Additional Entity Formation, and (iii) any Taxes that would not have been imposed but for the implementation of the transactions described in the Acquiror’s Pre-Closing Steps Outline.
“Existing PL/GL Policies” has the meaning set forth in Section 5(a)(ii)(A).
“Facility Financial Statements” has the meaning set forth in Section 2(g).
“Facilities” has the meaning set forth in Section 4(a)(xviii).
“Facilities Cash Flow” has the meaning set forth in Section 2(g)(iv).
“Facilities EBIDTA” has the meaning set forth in Section 2(g)(v).
“Fair Cost” has the meaning set forth in Section 5(c)(iii)(D).
“Final Closing Net Debt” has the meaning set forth in Section 2(e)(i).

“Final Merger Consideration” has the meaning set forth in Section 2(e)(iv).
“Financial Statements” has the meaning set forth in Section 4(a)(iv).
“GAAP” means, as of a certain time, the United States generally accepted accounting principles in effect at that time.
“Governmental Authority” means any national or federal government, any state, county or other local or regional governing body, any statutory or political subdivision of any of the foregoing, any Person, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any government, including any governmental or regulatory authority, agency, department, board, commission or instrumentality, any court, tribunal or arbitrator and any self-regulatory organization.
“Hazardous Substance” means contaminants, hazardous wastes, petroleum and other hazardous materials listed, classified or otherwise defined as such under any Environmental Law.
“HSR Act” has the meaning set forth in Section 4(a)(xxvii).
“Income Taxes” means all Taxes (other than sales, use, property, Transfer Taxes, recording and similar Taxes) based upon or measured by gross or net receipts or gross or net income (including Taxes in the nature of minimum taxes, tax preference items and alternative minimum taxes) and including any liability arising pursuant to the application of Treasury Regulations Section 1.1502-6 or any similar provision of any applicable state, local or foreign Tax law.
“Indemnification Basket” has the meaning set forth in Section 6(c)(ii)(A).
“Indemnification Threshold” has the meaning set forth in Section 6(c)(ii)(A).
“Indemnified Party” has the meaning set forth in Section 6(f)(i).
“Indemnifying Party” has the meaning set forth in Section 6(f)(i).
“Inspections” has the meaning set forth in Section 5(a)(iii)(B).
“Insurance Policies” has the meaning set forth in Section 4(a)(xiv).
“IRR on Total Investment” has the meaning set forth in Section 2(g).
“IRS” means the U.S. Internal Revenue Service.

“Key Employee” has the meaning set forth in Section 4(a)(xvi).
“Knowledge” means, with respect to Acquiror and the Stockholders, the actual knowledge of the following persons: (a) with respect to the Stockholders: Matthew J. Lustig, John A. Moore, Fredrick C. Atlas, Mark D. Jessee, Julie C. Harding and W. Bryan Hudson, and (b) with respect to Acquiror: Debra A. Cafaro, Raymond J. Lewis, Richard A. Schweinhart, T. Richard Riney and Brian K. Wood.
“LAI” has the meaning set forth in Section 2(g)(xiii).
“Law” means any statute, code, ordinance, rule or regulation of any Governmental Authority.
“Lazard Group” has the meaning set forth in Section 2(g)(xiii).
“Lease” has the meaning set forth in Section 4(a)(xviii).
“Leased Real Property” means all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements and/or fixtures of any Company and/or any Designated Subsidiary.
“Liabilities” has the meaning set forth in Section 4(a)(iv)(B).
“Listed Agreement” has the meaning set forth in Section 3(a)(iv).
“Listed Consent” and “Listed Consents” has the meaning set forth in Section 3(a)(iv).
“Listed Loans” has the meaning set forth in Section 5(c)(i)(C).
“Management Holdco” has the meaning set forth in the recitals.
“Management Subsidiaries” has the meaning set forth in the recitals.
“Master Agreement” means the document attached hereto as Exhibit I with such changes as may be agreed by the Parties.

“Material Adverse Effect” means any change, event, condition, circumstance or development that, individually or in the aggregate (a) is or is reasonably likely to be material and adverse to the business, operations or financial condition of the Companies and the Designated Subsidiaries taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is, a Material Adverse Effect: (1) any failure by the Companies or any of the Designated Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions, provided that the underlying cause of any failure by the Companies or any of the Designated Subsidiaries to meet any internal projections or forecasts or revenue or earnings predictions may be considered in determining whether there has been a Material Adverse Effect, (2) any change or effect generally affecting the industry in which the Companies and the Designated Subsidiaries operate, (3) any change in any accounting requirements or principles or any change in any Law of general applicability, or interpretations thereof, by courts or other Governmental Authorities, (4) any change or effect generally affecting the banking industry (including a change in the interest rates), the U.S. economy or the capital markets in general, (5) any limitation (whether or not mandatory) by any Governmental Authority on the extension of credit by banks or financial institutions, (6) acts of terrorism or war (whether or not declared), (7) any change, event or occurrence resulting from, or reasonably necessary for, compliance with the terms of, or the taking of any action required by, this Agreement, or (8) any action of, or on behalf of, Acquiror or any of its Affiliates; provided, however, that such matters in the case of clauses (2), (3) and (6) shall be taken into account in determining whether there has been or is a “Material Adverse Effect” to the extent of any disproportionate impact on the Companies and the Designated Subsidiaries taken as a whole relative to other participants operating in the same industries and geographic markets as the Companies and the Designated Subsidiaries; or (b) prevents or materially impairs the ability of the Stockholders to consummate the transactions contemplated hereby in accordance with the terms hereof.
“Material Contracts” has the meaning set forth in Section 4(a)(vii)(A).
“Measurement Date” has the meaning set forth in Section 2(g)(vii).
“Members Agreement” means that certain Members Agreement by and among OLSL New York Operating Company LLC, Matthew J. Lustig and OLSL Management LLC, dated as of September 20, 2006, as amended from time to time.
“Merger” and “Mergers” mean, respectively, (i) any of the Atria Merger, the OLSL Merger and the Coinvestment Merger, and (ii) those mergers together.
“Merger Consideration” has the meaning set forth in Section 2(a).
“Merger Sub” and “Merger Subs” means, respectively, (i) any of Merger Sub A, Merger Sub O or Merger Sub C, and (ii) such entities together.
“Multiemployer Plan” has the meaning set forth in Section 4(a)(xv)(D).
“Net Debt” means, as of any date, the sum of Total Debt and other liabilities (including accounts payable) as of such date, less the sum of Unrestricted Cash and other assets as of such date, in each case as these items are shown on the Net Debt Statement. As used in this definition: “Total Debt”, as of any date, means the amount of debt, bonds payable, capital lease obligations and deferred financing obligations as shown on the face of the consolidated balance sheet of the Companies and Designated Subsidiaries as of such date, excluding the balance of purchase accounting adjustments; and “Unrestricted Cash” as of any date, means unrestricted cash as shown on the face of the consolidated balance sheet of the Companies and the Designated Subsidiaries.

“Net Debt Statement” has the meaning set forth in Section 1(d).
“Notice of Disagreement” has the meaning set forth in Section 2(e)(ii).
“NY License-Holders” means Senior Quarters Operating Corp., a New York corporation, and OLSL New York Operating Company LLC, a Delaware limited liability company.
“OLSL Certificate of Merger” has the meaning set forth in the recitals.
“OLSL Inc” has the meaning set forth in the recitals.
“OLSL Merger” has the meaning set forth in Section 1(a).
“Operational Governmental Approvals” has the meaning set forth in Section 5(c)(i)(A).
“Outside Date” has the meaning set forth in Section 7(a)(ii).
“Owned Real Property” has the meaning set forth in Section 4(a)(xviii).
“Party” and “Parties” means, respectively, (i) any of Acquiror or the Merger Subs, the Stockholders or the Companies, and (ii) such entities together.
“Payment Date” has the meaning set forth in Section 2(g)(xii).
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permitted Commercial Leases” means leases or such subleases listed in Section 8(r) of the Stockholders’ Disclosure Schedule, all of which leases and subleases are for commercial space at the property in question, have been entered into in the ordinary course of business on arm’s-length terms and conditions and are ancillary or incidental to the operation of the property in question as a senior residence facility.
“Permitted Liens” means (i) any liens for Taxes not yet due or delinquent (i.e., which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings (which proceedings are described in Section 4(a)(xviii) of the Stockholders’ Disclosure Schedule), (ii) mechanics’, carriers’, workers’, repairers’ and other liens or encumbrances arising or incurred in the ordinary course of business and which are budgeted in the Companies’ books and records, relating to obligations as to which there is no default on the part of the Companies or Designated Subsidiaries or Acquiror or its Subsidiaries, as applicable, (or, if such obligations relate to a default, the validity or amount of the claim is being contested in good faith by appropriate proceedings which are described in Section 4(a)(xviii) of the Stockholders’ Disclosure Schedule) or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, (iv) utility easements and other easements that are customary and typical for similar properties (v) any liens described in, set forth in, or securing the Material Contracts, and (vi) any other liens, encumbrances, defects or irregularities of title of a type not specifically described above, in the case of items (i) through (vi) above that (x) do not interfere in any material respect with the current use, occupancy or operation of any Facility and (y) do not materially reduce the value thereof.

“Person” means an individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government, governmental department or agency or other entity.
“PL/GL Claims” has the meaning set forth in Section 5(a)(ii)(A).
“PL/GL Covered Claims” has the meaning set forth in Section 5(a)(ii)(A).
“PL/GL Deductible Claims” has the meaning set forth in Section 5(a)(ii)(A).
“PL/GL Indemnifiable Claims” has the meaning set forth in Section 6(a).
“Post-Closing Net Debt Statement” has the meaning set forth in Section 2(e)(i).
“Pre-Closing Steps Outlines” means the Stockholders’ Pre-Closing Steps Outline and the Acquiror’s Pre-Closing Steps Outline.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.
“Prior Outside Date” has the meaning set forth in Section 7(a)(ii).
“Property Taxes” means real, personal, and intangible ad valorem property Taxes.
“Qualified Plan” has the meaning set forth in Section 4(a)(xv)(C).
“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Estate Agreement” means any lease or sublease under which any Company or Designated Subsidiary is the landlord or tenant, reciprocal easement or operating agreement, agreement supplemental thereto, easement, purchase or lease termination option, right of first refusal or first offer, subordination, non-disturbance or attornment agreement, or other agreement that runs with the land and is appurtenant to the Real Property, including any Resident Leases or Permitted Commercial Leases.
“Resident Lease” means any lease, sublease or license arrangement made available to a resident of a Facility for the use and occupancy of a residential unit therein and related services, all in the ordinary course of business of any Company or Designated Subsidiary.
“Retained Agreement” has the meaning set forth in Section 5(c)(i)(E).
“Retained Guaranty” has the meaning set forth in Section 5(c)(i)(E).
“Retained Guaranty Sale” has the meaning set forth in Section 5(c)(i)(E).
“Retention Program” has the meaning set forth in Section 5(a)(xix).
“Rules” has the meaning set forth in Section 8(p).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” has the meaning set forth in Section 4(a)(xix).
“Senior Housing LP” has the meaning set forth in the preamble.
“Stockholder” and “Stockholders” have the meanings set forth in the recitals.
“Stockholder Consents” has the meaning set forth in Section 4(a)(i)(C).
“Stockholders’ Designee” has the meaning set forth in Section 2(g)(xiii).
“Stockholders’ Disclosure Schedule” means the schedule of disclosures being delivered by the Stockholders to Acquiror concurrently with the execution of this Agreement.
“Stockholder Extension Date” has the meaning set forth in Section 7(a)(ii).
“Stockholders Group Plan” means any Benefit Plan that is maintained, sponsored or contributed to, or with respect to which any obligation to contribute has been undertaken, assumed or imposed, contingent or otherwise, whether contractually or by operation of Law, before the Closing (1) by any Stockholder, Company, Company Subsidiary or Person who before the Closing is an ERISA Affiliate of a Company or a Company Subsidiary and (2) that covers or covered any employee, consultant, independent contractor or director (or beneficiary thereof) of any Company or a Company Subsidiary.

“Stockholder Pre-Closing Contest” has the meaning set forth in Section 5(d)(iii)(B).
“Stockholders’ Pre-Closing Steps Outline” means the document attached hereto as Exhibit A with such changes as may be agreed by the Parties.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or has the power to appoint a general partner, manager or managing member. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled”), as applied to any entity, means the possession, directly or indirectly, of the power (i) to vote 5% or more of the securities having ordinary voting power for the election of directors of such entity or (ii) to direct, or cause the direction of, the management and policies of that entity, whether through the ownership of voting securities or by contract or otherwise. The term “Subsidiary” shall include all Subsidiaries of any Subsidiary.
“Survival End Date” has the meaning set forth in Section 6(e).
“Surviving Entity” and “Surviving Entities” means, respectively, (i) any entity that is the surviving entity following a Merger as described in Section 1(a), and (ii) such entities together.
“Tax” or “Taxes” means all federal, state, local or foreign income, profits, franchise, gross receipts, net receipts, capital, capital stock, net worth, sales, use, withholding, turnover, value added, ad valorem, registration, general business, employment, social security, disability, occupation, real property, personal property (tangible and intangible), recording, stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise and other taxes, withholdings, duties, levies, imposts, license and registration fees and other similar charges and assessments (including all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes, charges, fees, levies or other assessments, and interest thereon) imposed by or on behalf of any Taxing Authority.

“Tax Claim” shall mean any claim with respect to Taxes made by a Governmental Authority.
“Tax Data” has the meaning set forth in Section 5(d)(v).
“Tax Documentation” has the meaning set forth in Section 5(d)(v).
“Tax Proceeding” has the meaning set forth in Section 5(d)(iii)(B).
“Tax Return” means any return, statement, report or form, including, in each case, any amendments thereto, required to be filed with any Taxing Authority by or with respect to Taxes or any claim for refund.
“Taxing Authority” means any governmental or regulatory authority, body or instrumentality exercising any authority to impose, regulate or administer the imposition of Taxes.
“Third-Party Claim” means a claim or demand made by any third party against an Indemnified Party.
“Third-Party Consents” has the meaning set forth in Section 5(c)(i)(A).
“Total Investment” has the meaning set forth in Section 2(g)(viii).
“Transfer Taxes” has the meaning set forth in Section 5(c)(iv).
“Treasury Regulations” means the U.S. Treasury Regulations promulgated pursuant to the Code.
“Value Per Share” means $54.09 per share of Acquiror Common Stock, representing the trailing 10-day volume-weighted average closing price of Acquiror Common Stock (regular way) on the New York Stock Exchange as of the close of business on the business day preceding the date of this Agreement; provided that if Acquiror declares or pays, or experiences, a stock dividend, extraordinary dividend, stock split, recapitalization, reclassification, recombination or the like, the Value Per Share will be adjusted as appropriate to preserve for Acquiror and the Stockholders the economic effect of Value Per Share as it existed prior to the dividend, split or other transaction, as determined by Acquiror and the Stockholders acting reasonably.
[signatures on following pages]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

VENTAS, INC., a Delaware corporation
By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President, Chief Administrative Officer and General Counsel

Ventas SL I, LLC, a Delaware limited liability company
By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President and Associate Secretary

Ventas SL II, LLC, a Delaware limited liability company
By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President and Associate Secretary

Ventas SL III, LLC, a Delaware limited liability company
By:	/s/ T. Richard Riney
	Name:	T. Richard Riney
	Title:	Executive Vice President and Associate Secretary
[Signature Page to Merger Agreement]

ATRIA HOLDINGS LLC, a Delaware limited liability company
By:	Prometheus Senior Quarters LLC, its Common Member

By:	LF Strategic Realty Investors II L.P.,
LFSRI II Alternative Partnership L.P. and
LFSRI II-CADIM Alternative Partnership L.P., its Managing Members

By:	Lazard Frères Real Estate Investors L.L.C., their General Partner

By:	/s/ Matthew J. Lustig
	Name:	Matthew J. Lustig
	Title:	Managing Principal

LAZARD SENIOR HOUSING PARTNERS LP, a Delaware limited partnership
By:	Lazard Senior Housing Partners GP LLC,
its General Partner

By:	/s/ Matthew J. Lustig
	Name:	Matthew J. Lustig
	Title:	Managing Principal and Chief Executive Officer
[Signature Page to Merger Agreement]

LSHP COINVESTMENT PARTNERSHIP I LP, a Delaware limited partnership
By:	LSHP Coinvestment Partnership I GP LLC,
its General Partner

By:	/s/ Matthew J. Lustig
	Name:	Matthew J. Lustig
	Title:	Managing Principal and Chief Executive Officer

ATRIA SENIOR LIVING GROUP, INC., a Delaware corporation
By:	/s/ John A. Moore
	Name:	John A. Moore
	Title:	Chief Executive Officer

ONE LANTERN SENIOR LIVING INC, a Delaware corporation
By:	/s/ Matthew J. Lustig
	Name:	Matthew J. Lustig
	Title:	President

LSHP COINVESTMENT I INC, a Delaware corporation
By:	/s/ Matthew J. Lustig
	Name:	Matthew J. Lustig
	Title:	President
[Signature Page to Merger Agreement]